As filed with the Securities and Exchange Commission on November 7, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Commonwealth Telephone Enterprises, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	4813	23-2093008
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 CTE Drive

Dallas, Pennsylvania 18612-9774

(570) 631-2700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Raymond B. Ostroski

Senior Vice President,

General Counsel and Secretary

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612-9774

(570) 631-2700

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Luciana Fato

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee

Convertible Notes due 2023	$300,000,000	100%	$300,000,000	$24,270

Common Stock, par value $1.00 per share	5,263,170(2)	—	—	(3)

(1)	Equals the aggregate principal amount of the notes being registered. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Represents the number of shares of common stock that are initially issuable upon conversion of the notes. Each note may be converted into common stock, initially at the conversion rate of 17.5439 shares per each $1,000 principal amount of notes (equal to a conversion price of approximately $57.00 per share), subject to adjustments. Pursuant to Rule 416 there are also registered hereby the shares of common stock or other securities that may be issuable upon conversion of the notes as a result of a stock split, stock dividend, recapitalization or similar event.
(3)	Pursuant to Rule 457(i), there is no additional filing fee required with respect to these securities because no additional consideration will be received in connection with the exercise of the conversion privilege.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

November 7, 2003

$300,000,000

Commonwealth Telephone Enterprises, Inc.

3 1/4% Convertible Notes Due 2023 and Shares of

Common Stock Issuable Upon Conversion Thereof

On July 18, 2003, Commonwealth Telephone Enterprises, Inc. issued and sold $300,000,000 aggregate principal amount of its 3 1/4% Convertible Notes due 2023 in a private offering. Selling securityholders will use this prospectus to resell their notes and the shares of our common stock issuable upon conversion of the notes.

We will pay interest on the notes on January 15 and July 15 of each year. In addition, we will pay contingent interest for any six-month period commencing July 15, 2008, if the trading price of the notes for each of the five trading days immediately preceding such period equals or exceeds 120% of the principal amount of the notes.

Holders may convert their notes into shares of our common stock at a conversion rate of 17.5439 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on July 15, 2023 only under the following circumstances: (1) during any fiscal quarter commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period in which the trading price per note for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate events.

Beginning July 18, 2008, we may redeem any of the notes at 100% of their principal amount, plus accrued and unpaid interest. Holders may require us to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, on July 15 of 2008, 2013 and 2018.

The notes are our unsubordinated unsecured debt and rank equally with all of our other existing and future unsubordinated unsecured debt and prior to all of our subordinated debt.

For U.S. federal income tax purposes, the notes are subject to United States federal income tax rules applicable to contingent payment debt instruments. For a more detailed description of the notes, see “Description of Notes.”

We will not receive any of the proceeds from the sale of the notes or the shares of common stock by the selling securityholders. Our common stock is quoted on the Nasdaq National Market under the symbol “CTCO.” On November 6, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $37.60 per share.

Investing in the notes and the common stock involves risks.

See “ Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the notes or the common stock.

As used in this prospectus, unless the context otherwise requires or as otherwise indicated:

•	“CTE,” “Company,” “we,” “us” and “our” refer to Commonwealth Telephone Enterprises, Inc. and its subsidiaries.

•	“our RLEC” and “CT” refer to Commonwealth Telephone Company, a rural local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

•	“our CLEC” and “CTSI” refer to CTSI, LLC, a competitive local exchange carrier and a subsidiary of Commonwealth Telephone Enterprises, Inc.

•	“expansion markets” refers to those CTSI markets from which we made a decision to exit in December 2000.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in the notes or the common stock issuable upon conversion of the notes. You should read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements, before making an investment decision.

The Company

We are a telecommunications company, providing telephony and related services in Pennsylvania markets as a rural local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC markets, which we refer to as our “edge-out” markets. We recently extended our RLEC “edge-out” business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current activities, rather than the establishment of a fourth regional market. We also own and operate other telecommunications-related support businesses which all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operations.

Our principal executive offices are located at 100 CTE Drive, Dallas, Pennsylvania 18612-9774, and our telephone number is 570-631-2700.

Recent Developments

The Recapitalization Transaction

At our annual meeting of shareholders held on September 3, 2003, our shareholders approved a proposal to amend our Articles of Incorporation to reclassify and convert each outstanding share of our class B common stock into 1.09 shares of our common stock and to eliminate all provisions relating to the class B common stock and certain inoperative provisions from our Articles of Incorporation (the “Recapitalization Transaction”). The Recapitalization Transaction was proposed in accordance with a recapitalization agreement dated as of April 24, 2003 among the Company, Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc., a subsidiary of Level 3 Communications, Inc. Pursuant to the Recapitalization Transaction, the 2,025,381 shares of our class B common stock that had been outstanding prior to the Recapitalization Transaction were converted into 2,207,665 shares of our common stock.

The following table illustrates the principal effects of the Recapitalization Transaction on the holders of our common stock and on the former holders of our class B common stock by comparing their relative positions immediately prior to the Recapitalization Transaction and immediately after the Recapitalization Transaction.

	Holders of class B common stock prior to the Recapitalization Transaction	Holders of common stock prior to the Recapitalization Transaction
Prior to the Recapitalization Transaction
Shares Held	2,025,381 shares of class B common stock	21,717,406 shares of common stock
Percentage of Voting Power	58.3%	41.7%
Percentage of Combined Common Equity	8.5%	91.5%

After the Recapitalization Transaction
Shares Held	2,207,665 shares of common stock	21,717,406 shares of common stock
Percentage of Voting Power	9.2%	90.8%
Percentage of Combined Common Equity	9.2%	90.8%

The Notes

Notes Offered	$300,000,000 principal amount of 3 1/4% Convertible Notes due 2023.

Maturity Date	July 15, 2023, unless earlier redeemed, repurchased or converted.

Interest	3 1/4% per annum on the principal amount, payable semi-annually in arrears in cash on January 15 and July 15 of each year, beginning January 15, 2004.

Contingent Interest	In addition, we will pay contingent interest for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six month period commencing July 15, 2008, if the trading price of the notes for each of the five trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the notes. During any interest period when contingent interest shall be payable, the contingent interest payable per note will equal 0.25% of the average trading price of a note during the five trading days immediately preceding the first day of the applicable six-month interest period.

Conversion	Holders may convert their notes into shares of our common stock at an initial conversion rate of 17.5439 shares per $1,000 principal amount of notes (representing an initial conversion price of approximately $57.00), subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

• during any fiscal quarter (but only during such fiscal quarter) commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; or

• during the five business-day period after any five consecutive trading-day period in which the trading price per note for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of Notes—Conversion of Notes—Conversion Upon Specified Corporate Transactions.”

Sinking Fund	None.

Redemption	We may redeem any of the notes beginning July 18, 2008, by giving holders at least 30 days’ notice. We may redeem the notes either in whole or in part at a cash redemption price of 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date. See “Description of Notes—Optional Redemption by Us.”

Repurchase at Option of Holder upon a Designated Event

If a designated event (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, holders may require us to repurchase all or part of their notes at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

Repurchase at the Option of the Holder	Holders may require us to repurchase all or part of their notes on July 15 of 2008, 2013 and 2018 at a cash repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date. See “Description of Notes—Repurchase at Option of the Holder.”

Use of Proceeds	We will not receive any of the proceeds upon the resale of the notes or the common stock by any selling securityholders.

Registration Rights	We have filed a registration statement, of which this prospectus is a part, pursuant to a registration rights agreement with the initial purchasers of the notes. We have also agreed to use our reasonable best efforts to have the registration statement declared effective by April 9, 2004 and to use our reasonable best efforts to keep the shelf registration statement effective until either of the following has occurred:

• all securities covered by the registration statement have been sold pursuant to this shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force; or

• the expiration of the applicable holding period with respect to the notes and the underlying common stock under Rule 144(k) under the Securities Act, or any successor provision.

U.S. Federal Income Taxation

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments and to be bound by our application of these regulations to the notes, including our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, interest income on the notes will accrue at the rate of 8.00% per year, compounded semi-annually, which represents the yield on our nonconvertible fixed rate debt instruments with no contingent payments, but with terms and conditions otherwise similar to the notes. A United States Holder (as defined) will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the notes are outstanding.

A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a note, including the fair market value of our common stock received upon conversion, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Nasdaq National Market Symbol	CTCO.

Risk Factors

You should carefully consider all of the information contained in this prospectus prior to investing in the notes or the common stock issuable upon conversion of the notes. In particular, we urge you to carefully consider the information set forth under “Risk Factors” beginning on page 7 for a discussion of risks and uncertainties relating to us, our subsidiaries, our business and an investment in the notes or the common stock issuable upon conversion of the notes.

Summary Consolidated Financial Data

The following tables present summary historical financial and other data for our company. The historical financial data presented in this table was derived from and should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Six months ended June 30,
	2000	2001	2002	2002	2003
	(in thousands, except share and per share data)
Statement of Operations Data:
Sales
RLEC	$182,223	$189,264	$198,836	$96,159	$103,277

CLEC:
Edge-out	53,143	73,061	84,006	42,205	42,969
Expansion	12,413	5,563	—	—	—

Total CLEC	65,556	78,624	84,006	42,205	42,969
Other	43,270	38,726	35,713	18,332	19,913

Total sales	291,049	306,614	318,555	156,696	166,159

Costs and expenses (excluding other operating expenses itemized below)	193,928	167,970	154,151	78,203	80,152
Management fees, related party	2,000	1,200	1,200	600	—
Depreciation and amortization	58,428	64,582	68,216	33,478	35,136
Restructuring charges (reversals)(1)	99,713	(9,287)	(3,940)	(2,057)	—
Voluntary employee retirement program	—	5,388	2,333	2,333	—

Operating income (loss)	(63,020)	76,761	96,595	44,139	50,871
Interest and dividend income	3,607	3,222	2,239	1,372	1,180
Interest expense	(20,971)	(18,348)	(10,483)	(6,597)	(4,596)
Other income (expense), net	589	303	242	370	(1,158)
Equity in income of unconsolidated entities	2,020	2,089	2,384	1,573	1,654

Income (loss) before income taxes and cumulative effect of accounting change	(77,775)	64,027	90,977	40,857	47,951
Provision (benefit) for income taxes	(22,326)	20,895	33,853	16,010	17,783

Net income (loss) before cumulative effect of accounting change	(55,449)	43,132	57,124	24,847	30,168
Cumulative effect of accounting change, net of tax	—	(182)	—	—	13,230

Net income (loss) available to common shareholders	$(55,449)	$42,950	$57,124	$24,847	$43,398

Basic earnings per average common share	$(2.46)	$1.86	$2.44	$1.06	$1.85
Diluted earnings per average common share	(2.46)	1.83	2.41	1.05	1.82
Weighted average shares outstanding	22,541,138	23,157,784	23,390,939	23,363,307	23,476,185
Weighted average shares and common stock equivalents outstanding	22,541,138	23,575,757	23,664,322	23,683,912	23,819,639
Other Financial Data:
Capital Expenditures	$136,994	$69,194	$53,374	$23,555	$19,466

	As of December 31,			As of June 30, 2003
	2000	2001	2002
	(in thousands except access line data)
Balance Sheet Data:
Cash and temporary cash investments	$37,046	$27,298	$34,935	$46,686
Property, plant and equipment, net of accumulated depreciation	426,122	428,916	411,370	416,861
Total assets	582,844	564,604	554,039	576,670
Short-term debt	39,010	74,010	74,010	74,010
Long-term debt, net of current maturities	260,319	151,309	77,299	47,795
Shareholders’ equity	113,283	165,516	220,990	269,633

Other Operating Data:
Access lines:
RLEC	315,669	330,666	337,849	338,340

CLEC:
Edge-out	97,174	112,396	126,649	135,035
Expansion	25,373	—	—	—

Total CLEC	122,547	112,396	126,649	135,035

Total	438,216	443,062	464,498	473,375

(1)	In order to enhance our near-term cash flow and reduce our capital requirements, we announced our intention to exit five expansion markets that are not contiguous to our RLEC market in December 2000. As a result, we recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the year ended December 31, 2000. The charges included approximately $23.7 million for accruals of estimated costs associated with exiting these markets and approximately $76.0 million for write-downs of assets and other non-cash items.

Under the restructuring plan, approximately 220 employee positions were eliminated, with approximately 33 employees remaining through an estimated six to nine month transition period to facilitate the disposal of assets and the transition of customers to other service providers.

Also included in accrued restructuring expenses were other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations, which were initially estimated to be $17.6 million.

The restructuring charge included $74.0 million, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets.

The restructuring charge also included $2.0 million related to the write-down of inventory, net of estimated salvage value, to be sold or disposed of in connection with the restructuring.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks related to regulation of the telecommunications industry

The telecommunications industry is subject to extensive regulation at the federal, state and local levels. The costs of complying with this regulation, delays or failures to receive required regulatory approvals, or the enactment of new, adverse regulatory requirements may have a material adverse effect upon our business. The risks presented by the regulatory environment we face include the following:

The amounts we can charge for most of our services are subject to regulatory restrictions. Our financial results have been adversely affected by recent reductions in access rates and may be further adversely affected by future regulatory decisions.

Approximately 13.7% and 14.0% of our consolidated revenues, excluding expansion markets, for the years ended December 31, 2002 and 2001, respectively, were from local service fees paid by customers of our RLEC. These fees, and other charges imposed by our RLEC for in-state services, are subject to a long-term alternative regulation plan approved by the Pennsylvania Public Utility Commission. Under this plan, our RLEC can change its in-state rates, in the aggregate, only at an annual rate equal to the overall rate of inflation minus two percentage points or for events deemed outside of our RLEC’s control that result in reduced revenues or increased expenses. These increases may not be sufficient to cover increases in our costs. Indeed, during periods of low inflation (as experienced in 2002), this formula may require rate reductions, although our RLEC can “bank” these reductions, currently at approximately $1.6 million, for up to four years to offset against future inflation-based increases. Moreover, it is possible that the applicable regulations could be changed in the future to impose even greater restrictions on our ability to raise rates for local service.

Additionally, approximately 45.8% and 44.1% of our consolidated revenues, excluding expansion markets, for the years ended December 31, 2002 and 2001, respectively, came from charges paid to us by other carriers for services our RLEC and CLEC provided in originating and terminating intrastate and interstate toll calls, and for services our CLEC provided in terminating local calls received from other telephone companies. The payments we receive for these services are regulated by the Federal Communications Commission, or FCC, and the Pennsylvania Public Utility Commission. The amounts charged by both our RLEC and our CLEC have been reduced by recent regulatory decisions.

Beginning in June 2001, new FCC rules substantially reduced the per-minute rates our CLEC can charge to long-distance companies for interstate access. Revenues from these access charges represented approximately 1.3% and 1.2% of our consolidated revenues, excluding expansion markets, for the years ended December 31, 2002 and 2001, respectively. Upon full phase-in after three years, these rules will result in a reduction in our CLEC’s interstate access rates to a level equal to the rates charged by Verizon in the areas where our CLEC operates, which we expect will be approximately $0.0042 per minute.

Also beginning in June 2001, other FCC rules substantially reduced the amounts our CLEC can charge other telephone companies, known as reciprocal compensation charges, for local telephone calls that terminate to an

Internet Service Provider, or ISP. The total reciprocal compensation recorded by our CLEC represented approximately 1.2% and 1.7% of our consolidated revenues, excluding expansion markets, for the years ended December 31, 2002 and 2001, respectively. Of these amounts, local reciprocal compensation associated with ISP traffic was approximately 1.1% and 1.3% of our consolidated revenues, excluding expansion markets, for the years ended December 31, 2002 and 2001, respectively. The FCC rate ceilings will result in continued reductions in the revenues our CLEC receives from interstate access charges and reciprocal compensation, both in dollar amount and as a percentage of total annual revenues. The FCC rules do not affect the rates our CLEC collects on calls that terminate to customers who are not ISPs, although these rates are subject to review by the Pennsylvania Public Utility Commission and may be changed in the future.

We cannot predict whether any additional FCC or Pennsylvania Public Utility Commission rules will be passed that will result in further reductions in the revenues we receive. Additionally, these agencies’ current rules may change as a result of judicial review or policy changes at the agencies.

If any of the favorable regulatory provisions from which our RLEC currently benefits were to be modified or terminated, we could experience higher costs and lower revenues.

Because of its status as a rural telephone company under the Telecommunications Act of 1996, or the Act, our RLEC is not currently required to comply with that Act’s provisions requiring an incumbent carrier to bundle its network, provide colocation, provide resale discounts, provide interconnection at rates based on forward-looking incremental costs or other items. If this limitation were to change, more competitors could enter our RLEC markets than we currently expect. We could also incur additional administrative and regulatory expenses as a result of such newly imposed requirements. The Pennsylvania Public Utility Commission has authority under the Act to terminate our RLEC’s rural exemption if it receives a request to do so from another telecommunications carrier. To date, no other carrier has made such a request to the Pennsylvania Public Utility Commission, but we cannot assure you that our RLEC’s rural exemption will remain in effect indefinitely.

Additionally, since 1997, our RLEC has operated under rate regulations for in-state services that permit increased returns arising from improved productivity to accrue to equity owners. We believe that this regulatory arrangement is more favorable to us than traditional rate of return regulation, which requires productivity gains to be passed on to ratepayers. The regulations also include other provisions, such as rate adjustments, that may protect us against events deemed outside of our control. The Pennsylvania Public Utility Commission has asserted continuing jurisdiction over these alternative regulatory arrangements and we therefore cannot assure you that it will allow full or partial recovery of reduced revenues or increased expenses in the future. In addition, the legislation under which the Pennsylvania Public Utility Commission approved our current form of regulation expires in 2003, and we cannot assure you that it will be renewed. All of these regulations are subject to change and/or termination which could result in reduced revenues for our RLEC.

Furthermore, our RLEC currently receives its interstate access revenues pursuant to average cost schedules established by the National Exchange Carrier Association. If our RLEC should lose its average schedule status, or if the National Exchange Carrier Association should make changes in its cost schedules, we could incur a significant loss of interstate access revenue.

Loss of our access to network elements from incumbent telephone companies or an increase in the prices we must pay for those elements would adversely affect our CLEC’s business.

Approximately half of our CLEC’s customers are not physically connected to our networks. Our CLEC’s business, therefore, depends in large part on our ability to provide service to our customers by leasing various elements of the incumbent telephone company’s network to provide local service. The Act and FCC and state commission rulings under the Act require incumbent telephone companies to lease us the necessary network elements. If these rules are changed by the FCC or state commissions or are struck down by the courts, our ability to provide service in a cost-effective manner could be adversely affected. For example, the FCC could remove one or more of the necessary elements that the incumbent telephone company is required to provide to us, or permit substantial increases in the amounts the incumbent company can charge our CLEC. If incumbent telephone companies were no longer to be required to provide unbundled network elements on favorable terms, our CLEC’s operating margins would be reduced and it might not be able to compete effectively.

Effective October 2, 2003, the FCC has adopted substantial changes to its rules governing access to unbundled network elements. The new rules generally preserve unbundled access to most voice-grade local loops, which are the type of facility most frequently used by our CLEC, but they do allow the incumbent telephone companies to petition state regulatory agencies to modify our CLEC’s unbundling rights. At this time, we cannot predict whether any incumbent telephone companies will ask the Pennsylvania Public Utility Commission to take any actions that would have a material effect on our CLEC’s business. In addition, the FCC has announced that it is considering changes to its rules governing pricing of these network elements, which could result in increases to our CLEC’s costs. The FCC’s actions will be subject to petitions for reconsideration and judicial review, and we cannot predict how future decisions by the agency or the courts could affect our CLEC’s business.

Regulatory requirements could delay or prevent our ability to take actions we consider beneficial to our business.

Pennsylvania law may require us to secure consent from the Pennsylvania Public Utility Commission prior to issuing capital stock, incurring certain long-term debt or selling or otherwise disposing of material utility assets. Both the FCC and the Pennsylvania Public Utility Commission must review any transaction that results in a “change of control” of a regulated entity or of a holding company of a regulated entity. The approval process for these transactions can be lengthy and could restrict our ability to offer services, set prices, obtain financing or take other steps that we may believe to be in our best interest.

Risks related to the competitive nature of the telecommunications industry

The telecommunications industry is highly competitive. We face actual or potential competition from many existing and emerging companies, including other incumbent and competitive local telephone companies, long-distance carriers and resellers, wireless telephone companies, Internet service providers, satellite companies and cable companies. We may not be able to successfully anticipate and respond to various competitive factors affecting the industry, including regulatory changes that may affect our competitors and us differently, new technologies and services that may be introduced, changes in consumer preferences, demographic trends and discount pricing strategies by competitors. The risks to our business from this competition include the following:

Verizon, as the incumbent local carrier in our CLEC’s markets, has competitive advantages over us which adversely affect our operating margins.

As the incumbent carrier in our CLEC’s markets, Verizon enjoys competitive advantages, including its wireline connection to virtually all of our customers and potential customers, its established brand name and its substantial financial resources. As a competitive local carrier, we are effectively required to discount our services to win potential customers, and to pay substantial amounts to Verizon to lease elements of its networks. These factors result in lower operating margins for our CLEC, and make us especially vulnerable to any discount pricing policies that Verizon may adopt to exploit its lower-cost structure and greater financial resources. Additionally, Verizon has recently received regulatory approval to offer in-region long-distance services to its Pennsylvania customers, which allows it to offer attractive service packages to its customers in the markets we serve. This may result in a further competitive disadvantage in our CLEC’s markets.

We face intense competition in our markets for long-distance, Internet access and other ancillary services that are important to our business and to our growth strategy.

An important part of our business strategy is to sell additional services to local customers in both our RLEC and CLEC markets. The markets for these ancillary services, however, are extremely competitive and, in some cases, are dominated by companies far larger than our own with lower costs and greater name recognition and technical and financial resources, than ours. Our competitors for these services include, in addition to Verizon, long distance companies like AT&T, MCI and Sprint, and, in the Internet service provider business, Time Warner and discounted service providers. To compete against these established companies, we expect to have to offer both lower prices and superior service to our customers, and we may not be able to do so on profitable terms. If we are unable to maintain a competitive offering of long-distance, Internet access and other ancillary services, we may also lose local customers who prefer to obtain a package of services from one telecommunications provider.

Technological developments could increase our costs and cause a decline in demand for our services.

The telecommunications industry is subject to rapid and significant changes in technology. If we do not replace or upgrade technology and equipment that becomes obsolete, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Additionally, replacing or upgrading our infrastructure in the future could result in significant capital expenditures.

Our wireline telecommunications services also are in competition or potential competition with numerous alternative technologies, including in particular wireless communications. The wireless telecommunications industry is experiencing significant technological change. Wireless carriers are improving the capacity and quality of digital wireless technology, and are also expected to continue to reduce the prices for their services. These developments could reduce customer demand for our services and the prices that we will be able to charge for these services, particularly in our CLEC’s markets where a number of wireless providers are established competitors and in certain areas of our RLEC’s territory. We believe that future technological developments are likely to result in further improvements in wireless telecommunications services, as well as in other telecommunications technologies, that are likely to result in increased competition for our various businesses. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services.

Many of our competitors have superior resources which may place us at a cost and price disadvantage.

Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. These competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and selling of their products and services than we can. Additionally, the greater brand name recognition of some competitors, such as Verizon, requires us to price our CLEC’s services at lower levels in order to win business. Finally, the cost advantages of some competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

Other business risks

A substantial portion of our CLEC’s revenues are derived from Internet service providers, or ISPs. A decline in these ISP customers or their customer base could negatively impact our financial results.

Our CLEC derives a substantial portion of its revenues from ISPs. We expect that this reliance will continue in the foreseeable future. ISPs represented approximately 24.7% and 25.7% of our CLEC’s revenues, excluding expansion markets, for the years ended December 31, 2002 and 2001, respectively. These revenues include services provided directly to ISPs, including local and cap-type services and indirect services such as reciprocal compensation, and trunking from Verizon as a result of Verizon’s customers calling these ISPs. Industry-wide trends towards declining usage of dial-up Internet access may threaten the profitability or viability of our ISP customers. If we lose a significant number of these customers that are providing dial-up Internet services, or if a significant portion of these customers are unable to pay amounts owed to us, our financial results would be negatively impacted.

Changes in the jurisdictional mix of our CLEC’s traffic with Verizon will materially adversely affect its results.

Our CLEC’s revenues from access charges and reciprocal compensation are affected by the mix of traffic delivered to it by other carriers for termination to our CLEC’s customers. Verizon has recently notified our CLEC of a reduction in the proportion of its delivered traffic that will be subject to intrastate access charges, and a corresponding increase in the proportion that will be subject to reciprocal compensation rates. Because the reciprocal compensation rates are significantly lower than intrastate access charges, this change in traffic mix will have a material adverse affect on our CLEC’s revenues of up to approximately $700,000 per month, beginning in November 2003.

Demand for some of our services may be adversely affected by the downturn in the U.S. economy.

Demand for some of our services may be adversely affected by the downturn in the U.S. economy. As a result, we may experience lower than expected revenues for some of our businesses going forward. If current general economic conditions continue or worsen, the revenues, cash flow and earnings of our company as a whole could be adversely affected.

Our future rate of growth in switched access lines will likely be lower than our historical growth rates and this decline may adversely affect our results.

Our business strategy depends in part on the continued growth of our switched access line base. The rate of growth has begun to decline recently as the rate of additional line penetration in our markets has matured. The FCC adopted an order that required us to increase our monthly per-line charges to local subscribers in 2002. Other regulatory actions could result in further increases in our monthly per-line charges, which may discourage customers from purchasing additional lines. To the extent that the rate of growth continues to decline, our ability to generate additional revenues from this source, which has been very important to our results in recent years, will decline.

Our growth strategy will require us to invest significant capital in services that may not achieve the desired returns.

We plan to invest capital into services such as Digital Subscriber Line, or DSL, and our ISP. All of these businesses are highly competitive, and we cannot assure you that we will be able to achieve the returns on investment that we expect. Additionally, even if we are successful in our efforts to develop these new businesses, their operating results and margins will likely be lower than those of our core lines of business. Moreover, we expect that any success we experience in selling DSL service will, to some extent, be offset by reduced demand for second lines, which can be rendered redundant by DSL.

Any disruption in our services could potentially expose us to a loss of customers or claims for damages.

Because our services are critical to many of our customers’ businesses, any significant interruption in our services could result in a loss of customers or claims by our customers for indirect or consequential damages. Although the standard terms and conditions of our tariffs and customer contracts disclaim our liability for any such damages, a customer could still bring a lawsuit against us claiming lost profits or other consequential damages as the result of a service interruption or other website or application problems that the customer may ascribe to us. We cannot assure you that a court would enforce any limitations on our liability. In such cases we could be liable for substantial damage awards.

We depend on third parties, over whom we have no control, to deliver our services.

Because of the interconnected nature of the telecommunications industry, we depend heavily on other local telephone companies, long-distance carriers and numerous other third parties to deliver our services. Our CLEC is particularly dependent on cooperation from Verizon in order to provide local service to a portion of its customers, about half of whom are not completely physically connected to our network. We do not have a long term agreement with Verizon to provide us with the network connections we need, and the terms of our relationship with Verizon are subject to change as the result of regulatory agency and court decisions. In addition, we are dependent on easements, franchises and licenses from various private parties such as established telephone companies and other utilities, railroads, long-distance companies, state highway authorities, local governments and transit authorities for access to aerial pole space, underground conduits and other rights-of-way in order to construct and operate our networks. The failure to maintain the necessary third party arrangements on acceptable terms would have an adverse effect on our ability to conduct our business.

If future acquisitions are not successful, or if we are not able to structure future acquisitions in a financially efficient manner, we could suffer an adverse effect on our business and results of operations.

From time to time we consider acquisitions of other businesses, some of which could be material to us. To the extent that we make any acquisitions in the future, we may issue common stock that would dilute the ownership of our shareholders, incur debt, assume liabilities or incur large and possibly immediate write-offs. Acquisition transactions require a significant commitment of resources and are accompanied by a number of risks, including:

•	the difficulty of assimilating the operations and personnel of the acquired companies;

•	the potential disruption of our ongoing business and distraction of management;

•	unanticipated expenses related to technology integration;

•	the maintenance of uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

•	potential unknown liabilities associated with acquired businesses.

We cannot be sure that we will succeed in addressing these risks or any other problems encountered in connection with potential business combinations and acquisitions.

As a holding company, we will require dividends from subsidiaries to meet our cash requirements.

We are a holding company whose principal assets are the shares of capital stock of our subsidiaries. With the exception of some revenues we generate as a result of our holding company’s merger with Commonwealth Communications, we do not generate any significant operating revenues of our own. Consequently, we depend on dividends, advances and payments from our subsidiaries (primarily our RLEC) to fund our activities and meet our cash needs, including our debt service requirements. Our subsidiaries are separate and distinct legal entities. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to contractual restrictions, various business considerations and to applicable laws and regulations. Accordingly, we cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness.

The restrictive terms imposed by our indebtedness may prevent us from achieving some of our business objectives.

Our indebtedness contains various covenants that limit our ability to engage in the following activities:

•	borrow and place liens on our assets;

•	pay dividends, make investments or make certain other restricted payments;

•	enter into transactions with affiliates; and

•	sell assets, make acquisitions or merge with or into other companies.

Our ability to comply with these covenants can be affected by events beyond our control. A breach of any of these covenants could also result in a default even if we are able to pay our debt. A default under these covenants or covenants under other financing arrangements we enter into could result in the acceleration of required payments or the inability to receive financing in the future.

Risks Relating to the Notes

The notes will be unsecured and will be effectively subordinated to the obligations of our subsidiaries.

The notes will not be secured by any of our assets or the assets of any of our subsidiaries. In addition, the notes will not be guaranteed by any of our subsidiaries. As of June 30, 2003, the total debt of our subsidiaries was $148.7 million, including trade payables. Claims of creditors of subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred shareholders, if any, of our subsidiaries.

We may be unable to repurchase your notes upon the occurrence of a designated event or at the other times you may require us to repurchase your notes.

Upon the occurrence of a designated event, as defined in “Description of Notes,” and on July 15, 2008, 2013 and 2018, you will have the right, at your option, to require us to repurchase all or any portion of your notes. A designated event could also constitute an event of default under our other indebtedness, providing the holders of that indebtedness with the right to accelerate borrowings and possibly to prevent payments in respect of the notes until such borrowings were repaid in full. If a designated event were to occur, or on the other dates you may require us to repurchase your notes, there can be no assurance that we would have sufficient funds to pay the purchase price for all the notes tendered by the holders of the notes.

We cannot assure you that an active trading market will develop for the notes.

There has been no public market for the notes. In addition, both the liquidity and the market price quoted for these notes may be adversely affected by changes in the price of our common stock, changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry generally. In particular, the price of the notes may fluctuate with our stock price since the notes are convertible into stock. As a result, we cannot assure you that an active or stable trading market will develop or continue for these notes.

Holders’ ability to utilize this shelf registration statement for registered resales may be limited.

We are not currently eligible to utilize Securities Act registration statement form S-3. Therefore, we are not able to update this shelf registration statement by “incorporating by reference” reports we file with the SEC. Accordingly, we will be required to periodically file post-effective amendments to this shelf registration statement, including a revised prospectus, to update the disclosure herein, including upon the filing of quarterly (10-Q), annual (10-K) or current (8-K) reports with the SEC. Each such post-effective amendment (and the related revised prospectus) will need to be declared effective by the SEC prior to its use. Holders will not be permitted to utilize this shelf registration statement (or the previously distributed prospectus) for the resale of notes or the shares of our common stock issuable upon conversion thereof during the pendency of the amendment and review process. In addition, under the terms of the registration rights agreement, we are entitled to suspend your use of this shelf registration statement in certain circumstances, including while we amend the registration statement. Accordingly, a holder may be unable to utilize the shelf registration statement at the time such holder wishes to complete a registered resale.

Holders should consider the United States federal income tax consequences of owning the notes.

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments and to be bound by our application of these regulations to the notes, including our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, interest income on the notes will accrue at the rate of 8.00% per year, compounded semi-annually, which represents the yield on our nonconvertible fixed rate debt instruments with no contingent payments, but with terms and conditions otherwise similar to the notes. A United States Holder will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the notes are outstanding.

A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement of a note, including the fair market value of our common stock received upon conversion, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Material United States Federal Income Tax Considerations.”

Our indebtedness could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions, and could prevent us from fulfilling our obligations under the notes.

As of June 30, 2003, after giving effect to our offering of the notes, we would have had total indebtedness of $421.8 million, shareholders’ equity of $269.6 million and a ratio of debt to equity of 1.6 to 1. Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions by, among other things, limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our ability to obtain financing in the future to fund these items;

•	result in higher interest expense, as some of our debt is, and will continue to be, at variable rates of interest;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	place us at a competitive disadvantage relative to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds or pay cash dividends.

Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt, which could increase the risks created by our significant indebtedness described above.

We may be able to incur substantial additional indebtedness in the future. The indenture governing the notes will not contain any limitation on the amount of debt that we may incur. Although our other indebtedness may contain certain restrictions on our ability to incur additional debt, these restrictions may also be subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these exceptions could be substantial. To the extent new debt is added to our current debt levels, the significant leverage risks described above would increase.

Conversion of notes into our common stock may be subject to the receipt of regulatory approvals.

The issuance of our common stock upon conversion of notes may be subject to the receipt of any necessary regulatory approvals. As a telecommunications company, both the FCC and Pennsylvania Public Utility Commission must review any transaction, including the issuance of common stock, that could result in a “change of control” or “transfer of control” of our company. Accordingly, to the extent that, upon conversion of your notes into common stock, a “change of control” or “transfer of control” of our company could occur, the issuance of our common stock in such a conversion would be subject to the review of the FCC or the Pennsylvania Public Utility Commission, as applicable. This approval process could be lengthy or could result in the FCC or Pennsylvania Public Utility Commission prohibiting us from issuing shares of our common stock in such a conversion.

Risks Relating to our Common Stock

If we or our existing shareholders sell additional shares of our common stock after the offering, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Level 3 Communications, Inc. currently holds approximately 1,108,596 shares of our common stock. We are party to a registration rights agreement with Level 3 Communications, Inc. which provides Level 3 Communications, Inc. with rights to register its common stock for resale. Level 3 Communications, Inc. has stated publicly that it would consider monetizing certain of its non-core assets, including its holdings in public companies such as our company. Sales or the perception of sales of a substantial number of shares of our common stock could cause our stock price to decline.

As of June 30, 2003, 1,347,002 shares of our common stock are issuable upon the exercise of outstanding stock options on that date and 2,352,076 shares have been reserved for future issuance (not including shares reserved for issuance upon conversion of the notes). We also have approximately 182,250 shares of restricted stock outstanding as of June 30, 2003. Sales, or the perception of sales, of a substantial number of these shares could cause our stock price to decline.

Our governing documents and applicable laws and regulations may discourage a takeover attempt.

Provisions contained in our articles of incorporation and by-laws, Pennsylvania law and industry regulations could make it difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. For example, our certificate of incorporation and by-laws impose various procedural and other requirements that could make it difficult for shareholders to effect certain corporate actions. In addition, Federal and Pennsylvania regulations regarding changes of control in our business are very restrictive. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control that you deem beneficial to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and we intend that such forward-looking statements be subject to these safe harbors. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect” or similar statements. Our forward-looking statements involve risks and uncertainties that could significantly affect expected results in the future differently than expressed in any forward-looking statements we have made. These risks and uncertainties include, but are not limited to:

•	uncertainties relating to our ability to further penetrate our markets and the related cost of that effort;

•	economic conditions, acquisitions and divestitures;

•	government and regulatory policies;

•	the pricing and availability of equipment, material and inventories;

•	technological developments; and

•	changes in the competitive environment in which we operate.

Additional factors that could cause or contribute to such differences are set forth herein and in “Risk Factors.” Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, we cannot provide any assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations that we contemplate will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

USE OF PROCEEDS

We will not receive any of the proceeds upon the resale of the notes and the common stock issuable upon conversion of the notes by any selling securityholders.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO.” Prior to the completion of the Recapitalization Transaction, our class B common stock was traded separately on the Nasdaq Small Cap market under the symbol “CTCOB.” Our class B common stock was delisted from the Nasdaq Small Cap market prior to trading on September 4, 2003.

The following table presents, for the periods indicated, the daily high and low sale price per share of our common stock as reported on the Nasdaq National Market.

	Common Stock Price		Class B Common Stock Price
	High	Low	High	Low
Fiscal Year Ended December 31, 2000
First Quarter	$58.00	$42.00	$70.00	$45.13
Second Quarter	54.75	40.88	52.00	40.00
Third Quarter	49.25	33.00	47.50	38.00
Fourth Quarter	40.50	31.88	39.00	32.00
Fiscal Year Ended December 31, 2001
First Quarter	39.00	31.75	40.00	31.00
Second Quarter	44.00	28.25	44.00	25.25
Third Quarter	45.19	35.09	44.00	35.00
Fourth Quarter	48.89	36.52	47.45	36.00
Fiscal Year Ended December 31, 2002
First Quarter	46.25	35.00	47.50	38.00
Second Quarter	43.55	30.11	44.00	39.00
Third Quarter	42.20	33.47	42.00	28.00
Fourth Quarter	39.48	33.18	39.00	32.75
Fiscal Year Ending December 31, 2003
First Quarter	39.77	33.91	39.61	33.50
Second Quarter	44.71	38.50	48.16	38.60
Third Quarter	46.74	36.60	50.81	38.00
Fourth Quarter (through November 6, 2003)	42.00	35.65	—	—

On November 6, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $37.60 per share.

DIVIDEND POLICY

We anticipate that future cash flows will be used principally to support operations and finance growth of our business. In addition, while we do not presently intend to pay cash dividends on our common stock, we may decide to pay such dividends in the future. The payment of any cash dividends in the future will be at the discretion of our board of directors. The declaration of any cash dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our board of directors may deem relevant. Additionally, other indebtedness we incur may place significant restrictions on our ability to pay dividends.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings (income from continuing operations before income taxes, income from equity investees and fixed charges) by fixed charges (interest expense including amortization of debt issuance costs). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Fiscal Year Ended December 31,					Six months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(Dollars in thousands)
Income (loss) from continuing operations before income taxes and income from equity investees	$34,913	$38,420	$(79,795)	$61,938	$88,593	$39,284	$46,297
Adjustments to Earnings:
Fixed charges	14,000	16,157	23,097	20,447	12,737	7,765	5,859

Earnings as adjusted	$48,913	$54,577	$(56,698)	$82,385	$101,330	$47,049	$52,156
Fixed Charges:
Interest expense (including amortization of debt issuance costs)	$12,714	$14,399	$20,971	$18,348	$10,483	$6,597	$4,596
Interest relating to rental expense	1,286	1,758	2,126	2,099	2,254	1,168	1,263

Total fixed charges	$14,000	$16,157	$23,097	$20,447	$12,737	$7,765	$5,859

Ratio of earnings to fixed charges	3.49	3.38	— (1)	4.03	7.96	6.06	8.90

(1)	Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $79.8 million; all other periods had sufficient income to cover charges.

CAPITALIZATION

The following table sets forth our actual and as adjusted capitalization as of June 30, 2003. The as adjusted column gives effect to the issuance of $300,000,000 of notes in July 2003 and the receipt of net proceeds of approximately $291,750,000 therefrom. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2003
	Actual	As Adjusted
	(in thousands)
Cash and temporary cash investments	$46,686	$338,436

Notes payable (short-term)(1)	$65,000	$65,000
Long term debt, including current maturities of $9,010	56,805	356,805

Total debt	121,805	421,805

Shareholders’ equity:
Common stock, $1.00 par value, 85,000,000 shares authorized, 21,765,922 shares issued and 21,725,390 shares outstanding	21,774	21,774
Class B common stock, $1.00 par value, 15,000,000 shares authorized, 5,810,030 shares issued and 2,025,381 shares outstanding	5,810	5,810
Additional paid-in capital	266,140	266,140
Deferred compensation	(7,838)	(7,838)
Accumulated other comprehensive loss	(6,512)	(6,512)
Retained earnings	121,367	121,367
Treasury stock at cost, 3,825,181 shares	(131,108)	(131,108)

Total shareholders’ equity	269,633	269,633

Total capitalization	$391,438	$691,438

(1)	Notes payable (short-term) represents debt under our 364-day revolving line of credit which matures in June 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical financial and other data. The historical financial data has been derived from our consolidated financial statements. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data for each of the three years in the period ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 were derived from and should be read in conjunction with our consolidated audited financial statements for the year ended December 31, 2002. The consolidated statements of operations data for each of the two years in the period ended December 31, 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 were derived from and should be read in conjunction with our consolidated audited financial statements for the years ended December 31, 1999 and 2000. The consolidated statement of operations data for six months ended June 30, 2002 and 2003 and the consolidated balance sheet data as of June 30, 2003 were derived from and should be read in conjunction with our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements were prepared on the same basis as the audited consolidated financial statements and include all adjustments considered necessary for a fair presentation of the data. These historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Year Ended December 31,					Six months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except share and per share data)
Statement of Operations Data:
Sales
RLEC	$155,266	$169,313	$182,223	$189,264	$198,836	$96,159	$103,277

CLEC:
Edge-out	21,736	37,583	53,143	73,061	84,006	42,205	42,969
Expansion	501	4,901	12,413	5,563	—	—	—

Total CLEC	22,237	42,484	65,556	78,624	84,006	42,205	42,969
Other	48,231	49,095	43,270	38,726	35,713	18,332	19,913

Total sales	225,734	260,892	291,049	306,614	318,555	156,696	166,159

Costs and expenses (excluding other operating expenses itemized below)	137,106	160,388	193,928	167,970	154,151	78,203	80,152
Management fees, related party	7,016	5,234	2,000	1,200	1,200	600	—
Depreciation and amortization	37,382	45,506	58,428	64,582	68,216	33,478	35,136
Restructuring charges (reversals)(1)	—	—	99,713	(9,287)	(3,940)	(2,057)	—
Voluntary employee retirement program	—	—	—	5,388	2,333	2,333	—

Operating income (loss)	44,230	49,764	(63,020)	76,761	96,595	44,139	50,871
Interest and dividend income	3,197	2,642	3,607	3,222	2,239	1,372	1,180
Interest expense	(12,714)	(14,399)	(20,971)	(18,348)	(10,483)	(6,597)	(4,596)
Other income (expense), net	200	413	589	303	242	370	(1,158)
Equity in income of unconsolidated entities	1,806	1,832	2,020	2,089	2,384	1,573	1,654

Income (loss) before income taxes and cumulative effect of accounting change	36,719	40,252	(77,775)	64,027	90,977	40,857	47,951
Provision (benefit) for income taxes	16,264	18,280	(22,326)	20,895	33,853	16,010	17,783

Net income (loss) before cumulative effect of accounting change	20,455	21,972	(55,449)	43,132	57,124	24,847	30,168
Cumulative effect of accounting change, net of tax	—	—	—	(182)	—	—	13,230
Preferred stock dividend and accretion requirements	12,365	—	—	—	—	—	—

Net income (loss) available to common shareholders	$8,090	$21,972	$(55,449)	$42,950	$57,124	$24,847	$43,398

Basic earnings per average common share	$0.37	$0.99	$(2.46)	$1.86	$2.44	$1.06	$1.85
Diluted earnings per average common share	0.36	0.95	(2.46)	1.83	2.41	1.05	1.82
Weighted average shares outstanding	22,058,101	22,114,243	22,541,138	23,157,784	23,390,939	23,363,307	23,476,185
Weighted average shares and common stock equivalents outstanding	22,664,264	23,057,576	22,541,138	23,575,757	23,664,322	23,683,912	23,819,639

	Year Ended December 31,					Six months ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Other Financial Data:
Capital Expenditures	$87,897	$127,324	$136,994	$69,194	$53,374	$23,555	$19,466

	As of December 31,					As of June 30, 2003
	1998	1999	2000	2001	2002
	(in thousands except access line data)
Balance Sheet Data:
Cash and temporary cash investments	$16,968	$21,183	$37,046	$27,298	$34,935	$46,686
Property, plant and equipment, net of accumulated depreciation	338,947	420,639	426,122	428,916	411,370	416,861
Total assets	432,942	531,716	582,844	564,604	554,039	576,670
Short-term debt	9,010	39,010	39,010	74,010	74,010	74,010
Long-term debt, net of current maturities	116,838	188,328	260,319	151,309	77,299	47,795
Shareholders’ equity	124,736	150,432	113,283	165,516	220,990	269,633
Other Operating Data:
Access lines:
RLEC	276,644	296,689	315,669	330,666	337,849	338,340

CLEC:
Edge-out	41,004	73,739	97,174	112,396	126,649	135,035
Expansion	2,418	10,809	25,373	—	—	—

Total CLEC	43,422	84,548	122,547	112,396	126,649	135,035

Total	320,066	381,237	438,216	443,062	464,498	473,375

(1)	In order to enhance our near-term cash flow and reduce our capital requirements, we announced our intention to exit five expansion markets that are not contiguous to our RLEC market in December 2000. As a result, we recorded a restructuring charge of $99.7 million, or $64.8 million after tax, in the year ended December 31, 2000. The charges included approximately $23.7 million for accruals of estimated costs associated with exiting these markets and approximately $76.0 million for write-downs of assets and other non-cash items.

Under the restructuring plan, approximately 220 employee positions were eliminated, with approximately 33 employees remaining through an estimated six to nine month transition period to facilitate the disposal of assets and the transition of customers to other service providers.

Also included in accrued restructuring expenses were other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations, which were initially estimated to be $17.6 million.

The restructuring charge included $74.0 million, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets.

The restructuring charge also included $2.0 million related to the write-down of inventory, net of estimated salvage value, to be sold or disposed of in connection with the restructuring.

The following table summarizes the status of the provision for accrued restructuring expenses through June 30, 2003:

	2000			2001
	Provision	Payments	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$2,628	$(1,572)	$1,056	$(962)	$(94)	$—
Contract terminations and settlements	15,294	—	15,294	(5,150)	(3,788)	6,356
Removal and restoration costs	2,286	—	2,286	(1,063)	(770)	453
Investment advisory and other fees	3,500	(311)	3,189	(1,017)	(1,600)	572

Total accrued restructuring expenses	$23,708	$(1,883)	$21,825	$(8,192)	$(6,252)	$7,381

	2002			2003
	Payments	Reversal of Provision	Balance December 31,	Payments	Reversal of Provision	Balance June 30,
Employee termination benefits	$—	$—	$—	$—	$—	$—
Contract terminations and settlements	(1,361)	(2,966)	2,029	(154)	—	1,875
Removal and restoration costs	(10)	(443)	—	—	—	—
Investment advisory and other fees	(41)	(531)	—	—	—	—

Total accrued restructuring expenses	$(1,412)	$(3,940)	$2,029	$(154)	$—	$1,875

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the operating results for any future period. Dollars are in thousands, except per share amounts.

Overview

History

We began operations as Commonwealth Telephone in 1897 with the construction of a telephone line between two rural farms in Pennsylvania. In 1928, a prominent Pennsylvania family acquired Commonwealth Telephone and continued to grow the company through acquisition and internal growth. The company went public in 1952, but the family continued to hold a controlling stake. In the 1980s, the company expanded beyond wireline telephone into cable, cellular, paging and other telecommunications-related services through acquisition and business development. In 1986, the controlling family implemented a dual class voting structure in order to strengthen its control, with the common stock having one vote per share and class B common stock having 15 votes per share. In 1993, the controlling family sold its ownership interest to a subsidiary of Peter Kiewit Sons’ Inc., which has since become Level 3 Communications, Inc. In 1997, Commonwealth Telephone implemented a spin-off of certain operations into two new public companies, a bundled telecommunications provider (RCN Corporation) and a cable television operator (Cable Michigan, Inc.). At the conclusion of the spin-off, we became the public company that currently exists as Commonwealth Telephone Enterprises, Inc. In April and December of 2002, Level 3 Communications, Inc. sold approximately 9,000,000 shares of our common stock in two registered offerings, which resulted in a reduction of its voting power in our company from approximately 48% of the voting power of our equity securities to approximately 29% of the voting power of our equity securities. In September 2003, we completed a transaction pursuant to which each outstanding share of our class B common stock was converted into 1.09 shares of our common stock (the “Recapitalization Transaction”). Following the Recapitalization Transaction, the 1,017,061 shares of our class B common stock that Level 3 Communications, Inc. beneficially owned prior to the Recapitalization Transaction, representing approximately 29% of the voting power of our equity securities, were converted into approximately 1,108,596 shares of our common stock, representing approximately 4.6% of the voting power of our equity securities.

Segments

Our two primary operations are Commonwealth Telephone Company, which is a rural incumbent local exchange carrier (our “RLEC” or “CT”), and CTSI, LLC, which is a competitive local exchange carrier, (our “CLEC” or “CTSI”). We also have another business segment labeled “Other,” which is comprised of telecommunications-related businesses that all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operating companies. These support businesses are epix® Internet Services, a rural Internet service provider; Jack Flash®, a broadband data service that uses digital subscriber line, or DSL, technology to offer high-speed Internet access and digital connectivity solutions; Commonwealth Communications, a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company, a long-distance reseller. Both epix® and Jack Flash® results included in Other represent the portion of these businesses in our RLEC’s territory. Other also includes our corporate financing entity.

Our RLEC served over 338,300 and 337,800 switched access lines at June 30, 2003 and December 31, 2002, respectively. In 1997, we formally launched our facilities-based CLEC, CTSI, LLC. Our CLEC operates in three “edge-out” regional Pennsylvania markets that border our RLEC’s markets and that, we believe, offer attractive market demographics, such as higher population density and a higher concentration of businesses.

Beginning in 1998, our CLEC expanded beyond its original three “edge-out” markets into five additional expansion markets in Pennsylvania, New York, Ohio and West Virginia. At the end of 2000, we developed an exit strategy for these “expansion” markets in order to refocus our attention on our three original “edge-out” markets. This strategy has allowed us to grow our operating income and significantly reduced our capital needs. We completed our withdrawal from these markets by June 30, 2001.

Our CLEC served over 135,000 and 126,000 switched access lines as of June 30, 2003 and December 31, 2002, respectively, which were mainly business customers. Recently, our CLEC announced the extension of its existing business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current activities, rather than the establishment of a fourth regional market.

Revenue

Our RLEC revenue is derived primarily from access, local service, enhanced services and intraLATA toll. IntraLATA toll revenue is derived from customers who have chosen us to provide local long-distance service. Access revenue consists primarily of charges paid by long-distance companies for access to our network in connection with the completion of long-distance telephone calls. Local service revenue consists of charges for local exchange telephone services, including monthly tariffs for basic local service. Enhanced services revenue is derived from service for special calling features, such as Caller ID and Call Waiting.

Our CLEC’s revenue is derived primarily from access, local service, competitive access, Internet access from dial-up, dedicated and DSL, local long-distance (intraLATA toll) and long-distance service revenue. Access revenue consists primarily of charges paid by long-distance companies and other non-CLEC customers for access to our network in connection with the completion of long-distance telephone and local calls and the delivery of other services. Access revenue also includes recurring trunking revenue and reciprocal compensation. Local service revenue consists of charges for local exchange telephone services, including monthly recurring charges for basic services and special calling features. Competitive access revenue consists of charges for point-to-point connections. Internet access revenue consists of charges for dial-up and dedicated Internet access provided to our CLEC customers. DSL revenue consists of charges for high-speed Internet access and digital connectivity solutions provided to our CLEC customers. Long-distance revenue consists of charges for long-distance service paid by our CLEC customers.

Our “Other” business segment includes a portion of the revenue from epix® and Jack Flash® and all of the revenues from Commonwealth Communications and Commonwealth Long Distance Company. epix® revenue for this segment consists of dial-up Internet access revenue charges from customers within our RLEC’s service territory and non-CLEC customers outside our RLEC’s territory. Jack Flash® revenue for this segment consists of charges for DSL service from customers within our RLEC’s service territory. Commonwealth Communications generates revenue primarily from telecommunications projects, including installation of PBX systems for business customers, cabling projects and telecommunications systems design. Commonwealth Long Distance Company primarily derives its revenue from long-distance customers within our RLEC’s operating territory.

Costs and Expenses

Our operating costs and expenses excluding other operating expenses for each of our segments primarily include access charges and other direct costs of sales, payroll and related benefits, selling and advertising, software and information system services and general and administrative expenses. These costs have increased over time as we have grown our operations and revenues. We expect these costs to continue to increase as our revenue growth continues, but generally at a slower rate than revenue growth. Our CLEC also incurs additional costs related to leased local loop charges associated with providing last mile access, circuit rentals, engineering costs, colocation expense, terminating access for local calls and long-distance expense. Commonwealth Long Distance Company also incurs long-distance expense associated with purchasing long-distance minutes on a wholesale basis from third party providers. Commonwealth Communications also incurs expenses primarily related to equipment and materials used in the course of the installation and provisioning of service.

Capital Expenditures

We incur capital expenditures associated with access line growth, expenditures for upgrading existing facilities and costs related to the provisioning of DSL services in our RLEC and our CLEC territories. Capital expenditures associated with access line growth, comprising a significant portion of our overall capital spending, are success-based and therefore result in incremental revenue.

Selected Segment Data

Data Tables

We have included certain segment financial data in the tables below. Operating income (loss) is the primary measure used by our management to assess the performance of each segment.

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2000	2001	2002	2002	2003
Sales:
RLEC	$182,223	$189,264	$198,836	$96,159	$103,277

CLEC—edge-out	53,143	73,061	84,006	42,205	42,969
CLEC—expansion	12,413	5,563	—	—	—

Total CLEC	65,556	78,624	84,006	42,205	42,969

Other	43,270	38,726	35,713	18,332	19,913

Total	$291,049	$306,614	$318,555	$156,696	$166,159

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2000	2001	2002	2002	2003
Operating income (loss):
RLEC	$73,021	$78,713	$83,397	$39,099	$46,594

CLEC—edge-out	(8,252)	2,540	10,714	6,402	5,689
CLEC—expansion(1)	(121,362)	6,637	3,940	2,057	—

Total CLEC	(129,614)	9,177	14,654	8,459	5,689

Other	(6,427)	(11,129)	(1,456)	(3,419)	(1,412)

Total	$(63,020)	$76,761	$96,595	$44,139	$50,871

(1)	Years ended December 31, 2002 and 2001 include restructuring reversals of $3,940 and $9,287, respectively. Year ended December 31, 2000 includes a restructuring charge of $99,713.

	As of December 31,			As of June 30,
	2000	2001	2002	2002	2003
Access lines:
RLEC access lines	315,669	330,666	337,849	335,467	338,340

CLEC—edge-out access lines	97,174	112,396	126,649	119,471	135,035
CLEC—expansion access lines	25,373	—	—	—	—

Total CLEC access lines	122,547	112,396	126,649	119,471	135,035

Total	438,216	443,062	464,498	454,938	473,375

Six Months Ended June 30, 2003 vs. June 30, 2002

Our consolidated sales were $166,159 and $156,696 for the six months ended June 30, 2003 and 2002, respectively. Contributing to the sales increase of $9,463 or 6.0% were higher sales at our RLEC of $7,118, higher CLEC sales of $764 and higher Other sales of $1,581. For the six months ended June 30, 2002, our RLEC’s sales included a $2,000 charge in connection with WorldCom receivables.

Our consolidated costs and expenses (excluding other operating expenses) were $80,152 for the six months ended June 30, 2003 as compared to $78,203 for the six months ended June 30, 2002, an increase of $1,949.

Other operating expenses increased $782 as a result of a $2,057 restructuring charge reversal in 2002 that did not recur in 2003 and an increase in depreciation expense of $1,658. The increases were partially offset by a $2,333 charge in 2002 associated with the voluntary retirement program (described below) that did not recur in 2003 and the elimination of management fees as a result of the termination of the management services agreement with RCN Corporation, which were $600 in 2002.

Consolidated operating income was $50,871 for the six months ended June 30, 2003 as compared to $44,139 for the six months ended June 30, 2002. The increase of $6,732 was a result of the items discussed above.

Consolidated net income was $43,398 or $1.82 per diluted share for the six months ended June 30, 2003, including a cumulative effect accounting adjustment of $13,230 or $0.55 per diluted share associated with the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” Net income was $24,847 or $1.05 per diluted share for the six months ended June 30, 2002. Contributing to the increase in net income is the increase in operating income discussed above, the cumulative effect accounting adjustment and a reduction in interest expense, partially offset by an increase in the provision for income taxes and an increase in other income (expense) due to the recording of ($1,450) of expenses relating to the recently completed Recapitalization Transaction.

Our RLEC

Our RLEC’s sales were $103,277 and $96,159 for the six months ended June 30, 2003 and 2002, respectively. The sales increase of $7,118 or 7.4% is primarily due to higher access, local service and enhanced services revenues. Contributing to the increase in revenue are an increase in the NECA average schedule formulas, an increase in minutes of use and an increase in special access circuits. The increase in revenue is also the result of an increase in installed access lines of 2,873 or 0.9%. Our RLEC’s sales of business lines primarily contributed to the access line growth. Also contributing to the increase was the $2,000 charge related to WorldCom receivables that occurred in 2002. In the third quarter of 2003, we settled negotiations with a third party vendor to assume our WorldCom receivables in order to maximize our recovery potential.

Interstate access revenue increased $2,874 for the six months ended June 30, 2003, versus the comparable period of 2002, resulting from an increase in the NECA average schedule formulas, an increase in special access circuits and an increase in access lines.

State access revenue increased $1,585 for the six months ended June 30, 2003 as compared to the comparable period of 2002, primarily as a result of an increase in minutes of use.

Local service revenue increased $961 for the six months ended June 30, 2003, as compared to the same period last year, primarily as a result of the increase in access lines and a regulatory rate increase of $0.21 in May 2002 for substantially all dial-tone lines, based on a Gross Domestic Product Price Index (GDPPI) rate increase.

Enhanced services revenue increased $391 for the six months ended June 30, 2003 in comparison to the same period last year primarily as a result of increases in Caller ID and certain other enhanced services sales.

IntraLATA toll revenue decreased $849 for the six months ended June 30, 2003 as compared to the comparable period of 2002, primarily as a result of customers switching to a new Commonwealth Long Distance Company long-distance product offering. Also, customers are selecting alternate lower cost service providers and attractive calling packages offered by several non-wireline providers in certain areas of our RLEC’s territory. We expect this decline to continue.

For the six months ended June 30, 2003, costs and expenses excluding other operating expenses were $33,850 as compared to $34,176 for the six months ended June 30, 2002. Contributing to the decrease of $326 or 1.0% are lower payroll expenses of $1,365 primarily due to the realignment of our management staff that occurred late in the fourth quarter of 2002. Also contributing to the expense reduction were lower advertising costs. This reduction was partially offset by higher local terminating expense, higher snow removal costs, higher utility costs, higher data base dip charges due to growth in Caller ID revenues and higher material expense associated with higher business system sales.

For the six months ended June 30, 2003, other operating expenses decreased $51 or 0.2%. The decrease was due to the elimination of management fees of $600, partially offset by an increase in depreciation and amortization expense of $549 or 2.5% to $22,833 as a result of higher depreciable plant from capital expenditures in 2002 and 2003.

Our RLEC’s operating income increased $7,495 or 19.2% to $46,594 for the six months ended June 30, 2003. The increase was a result of the items discussed above.

Our CLEC

Our CLEC’s sales were $42,969 for the six months ended June 30, 2003 as compared to $42,205 for the same period in 2002. The increase of $764 or 1.8% largely represents an increase in local service, primarily from an increase in installed access lines, and increases in customer point-to-point circuit revenues and Internet access from dial-up, dedicated and DSL. At June 30, 2003, our CLEC had 135,035 installed access lines versus 119,471 installed access lines at June 30, 2002, an increase of 15,564 or 13.0%. Contributing to the increase in revenue was an increase in Internet Service Provider, or ISP, traffic. For the six months ended June 30, 2003, our CLEC recorded approximately $7,179 or 16.7% of its revenues from revenue associated with ISP traffic, as compared to $5,974 or 14.2% for the same period last year. All of the allowable billable minutes on ISP reciprocal compensation above the 3 to 1 ratio available to be billed in 2003 were billed in the first quarter. Our CLEC will have no allowable billable minutes above the 3 to 1 ratio for the remainder of 2003. Internet and cellular providers using our circuits to allow their networks to tie into the switched network system contributed to an increase of $730 in point-to-point circuit revenue. The increases were substantially offset by the continued reduction in access revenue resulting from a modification to certain transport billings related to access trunking. This modification is a result of a dispute between our CLEC and Verizon regarding billing for these transport trunking facilities. Revenue decreased from the continued implementation of the Federal Communications Commission, or FCC’s, mandated interstate access rate reduction.

For the six months ended June 30, 2003, costs and expenses excluding other operating expenses were $27,111 as compared to $26,480 for the six months ended June 30, 2002. Contributing to the increase in expenses are additional circuit rental expense and leased local loop charges, partially offset by reduced bad debt expense.

For the six months ended June 30, 2003, other operating expenses increased $2,903 or 40.0% primarily as a result of a $2,057 restructuring charge reversal in 2002 that did not recur in 2003. Depreciation and amortization expense increased $1,044 or 11.4% to $10,169 as a result of higher depreciable plant as a result of capital expenditures in 2002 and 2003, primarily associated with increased installed access lines. This increase was partially offset by the elimination of management fees of $198.

Our CLEC’s operating income was $5,689 and $8,459 for the six months ended June 30, 2003 and 2002, respectively. The change was a result of the items discussed above.

Other

For the six months ended June 30, 2003, sales of our support businesses were $19,913 as compared to $18,332 for the six months ended June 30, 2002. The increase of $1,581 or 8.6% is due primarily to an increase in Commonwealth Communications sales of $1,076 or 14.3%, increased Commonwealth Long Distance Company sales of $355 or 14.6% and increased Jack Flash® sales of $454 or 33.8%, offset by a decrease in epix® sales of $304 or 4.3%. At June 30, 2003, Jack Flash® had 11,369 installed DSL subscribers as compared to 8,511 at June 30, 2002. Commonwealth Long Distance Company’s sales increased as a result of a new long-distance product offering. epix® sales decreased due to a decrease in dial-up subscribers.

For the six months ended June 30, 2003, costs and expenses of our support businesses, excluding other operating expenses, were $19,191 as compared to $17,547 for the six months ended June 30, 2002. Commonwealth Long Distance Company’s costs and expenses increased $331 for the six months ended June 30, 2003, as compared to the same period last year, due primarily to the new product rollout. Jack Flash® costs increased $313 for the six months ended June 30, 2003, as compared to the same period last year, due to higher advertising costs and an increase in network support costs. epix® expenses decreased $299 for the six months ended June 30, 2003, in comparison to the same period last year due to lower rent expense, a reduction in headcount and lower toll charges. Commonwealth Communications’ costs and expenses increased due primarily to the increase in sales. Expenses at the corporate financing entity increased primarily due to increased pension cost primarily due to a decline in pension assets.

For the six months ended June 30, 2003, other operating expenses decreased $2,070. The decrease was primarily the result of a $2,333 charge in 2002 associated with the voluntary retirement program described below that did not recur in 2003. The decrease was partially offset by increased depreciation and amortization expense of $65 or 3.1% and an increase of $198 attributable to the elimination of management fees allocations.

The operating loss in Other was ($1,412) for the six months ended June 30, 2003 as compared to ($3,419) for the six months ended June 30, 2002. The change was a result of the items discussed above.

Voluntary Retirement Program

On December 12, 2001, we initiated a voluntary retirement program. The program was offered to certain eligible employees across all of our operations. The voluntary retirement program was largely funded from pension assets and, therefore, nearly 80% of the cost was non-cash to us. In the fourth quarter of 2001, we recorded a charge of $5,388 of which $4,120 represented non-cash charges related to pension enhancement, social security supplements and vacation benefits. Other voluntary retirement program costs of $1,268 related to medical insurance and other program expenses. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, $2,333 ($1,423 after-tax) was recorded in the first quarter of 2002. The voluntary retirement program costs of $2,333 represent $1,805 of non-cash charges primarily related to pension enhancement, social security supplements and vacation benefits. Other voluntary retirement program costs of $528 related to medical insurance and other program expenses. As a result of the voluntary retirement program, we reduced our headcount by 103 employees, or approximately 7% of our overall workforce. The results of this program allowed us to achieve increased efficiency and reduced costs.

Interest Expense

Interest expense includes interest on our RLEC’s mortgage note payable to CoBank, ACB, interest on revolving credit facilities and amortization of debt issuance costs. We used interest rate swaps on $70,000 of floating rate debt to hedge against interest rate exposure. Consolidated interest expense was $4,596 and $6,597 for the six months ended June 30, 2003 and 2002, respectively; this represents a decrease of $2,001 or 30.3% from the comparable period of 2002. The decrease in interest expense is primarily due to lower average debt outstanding and lower interest rates on variable rate debt not subject to interest rate swaps. Interest expense on our RLEC’s mortgage note payable to CoBank decreased as a result of scheduled principal payments. Interest expense will increase in future periods as a result of our issuance of convertible notes in July 2003 (see “—Liquidity and Capital Resources”).

Income Taxes

For the six months ended June 30, 2003 and 2002, our effective income tax rates were 37.1% and 39.2%, respectively. In December 2002, we reorganized our legal entity structure to allow the state of Pennsylvania tax losses of Commonwealth Long Distance Company and epix® to be offset against state taxable income of our RLEC. Also, we are utilizing various tax strategies to provide effective state income tax planning.

2002 vs. 2001

For the year ended December 31, 2002, our consolidated sales increased 3.9% to $318,555. Higher sales at our RLEC of $9,572 and our CLEC of $5,382 contributed to the increase, but were partially offset by a decline in Other sales of $3,013. Operating income increased $19,834 primarily as a result of the increase in consolidated sales and lower costs in providing these sales, a decrease in costs due to our exit from our CLEC expansion markets and lower charges in 2002 in connection with the voluntary retirement program that was initiated in December 2001. This increase in operating income was partially offset by an increase in depreciation expense of $3,634 and a lower positive settlement in 2002 associated with our 2000 restructuring charge. Net income increased by $13,992 in 2002 primarily due to the increase in operating income and a decrease in interest expense of $7,865, partially offset by an increase in income taxes of $12,958. Net income was $57,124 or $2.41 per diluted share and $43,132 or $1.83 per diluted share for the years ended December 31, 2002 and 2001, respectively.

Our RLEC

Our RLEC’s sales were $198,836 and $189,264 for the years ended December 31, 2002 and 2001, respectively. The sales increase of $9,572 or 5.1% is primarily due to higher access revenues and an increase in local service and enhanced services revenues. The increase in revenue is offset by lower intraLATA toll revenues and a charge due to the write-off of WorldCom receivables. The increase in revenue is attributable to an increase in installed access lines of 7,183 or 2.2%. The increase in our RLEC’s access lines is due to a 5.5% growth in the number of business lines installed. The continued marketing of residential additional lines resulted in an increase in residential additional line penetration from 39.4% in 2001 to 40.4% in 2002. The sales increase was partially offset by a $2,000 charge related to WorldCom receivables that was recorded as contra-revenue.

Interstate access revenue increased $6,134 resulting from an increase in the National Exchange Carrier Association average schedule formulas, growth in access lines, an increase in special access circuits and an increase in minutes of use. State access revenue increased $4,266 primarily as a result of an increase in minutes and access line growth. Local service revenue increased $1,591 as a result of an increase in access lines and a gross domestic product price index rate increase of $0.21 for substantially all dial-tone lines in May 2002. In addition, enhanced service revenue increased $1,348 primarily from Caller ID and certain other custom calling features. IntraLATA toll revenue decreased $1,451 primarily as a result of lower market share due to customers selecting alternate lower cost service providers and attractive calling packages offered by several non-wireline providers in certain areas of our RLEC’s territory.

Our RLEC’s costs and expenses, excluding other operating expenses, were $68,812 and $67,158 for the years ended December 31, 2002 and 2001, respectively. The increase of $1,654 or 2.5% was a result of higher payroll costs resulting from annual salary increases and performance-based incentives, partially offset by savings due to the voluntary retirement program. Also contributing to the increase were higher expenses for additional advertising and higher data base dip charges due to the growth in Caller ID revenues, partially offset by favorable reductions in Pennsylvania capital stock tax due to certain tax incentives offered by the state of Pennsylvania aimed at attracting business into certain areas of qualifying cities in the state.

Our CLEC

Our CLEC’s sales were $84,006 (edge-out $84,006; expansion $0) and $78,624 (edge-out $73,061; expansion $5,563) for the years ended December 31, 2002 and 2001, respectively. This increase of $5,382 (edge-out $10,945; expansion ($5,563)) in sales represents an increase in local service, access and customer point-to-point circuit revenues. This increase included a reduction in access revenue resulting from a modification to certain transport billings related to access trunking. This modification is a result of a dispute between our CLEC and Verizon regarding billing for these transport trunking facilities. We are currently in discussions with Verizon to settle this matter, and while complete assurance cannot be given as to the outcome of these discussions, we believe the settlement will not be material to our financial position or results of operations. The increase in revenue is in part a result of an increase in installed access lines. For the year ended December 31, 2002, our CLEC edge-out markets had 126,649 installed access lines as compared to 112,396 at December 31, 2001, an increase of 14,253 or 12.7%. Also contributing to the increase in revenue was an increase in Internet service provider, or ISP, traffic. For the year ended December 31, 2002, our CLEC recorded $11,961 or 14.2% of its edge-out market revenues from compensation revenue associated with ISP traffic, as compared to $10,242 or 14.0% for the same period last year. Internet and cellular providers using our circuits to allow their networks to tie into the switched network system contributed to an increase of $2,722 in point-to-point circuit revenue.

Costs and expenses, excluding other operating expenses, were $53,983 (edge-out $53,983; expansion $0) and $61,476 (edge-out $53,263; expansion $8,213) for the years ended December 31, 2002 and 2001, respectively. The decrease of $7,493 (edge-out $720; expansion ($8,213)) is primarily due to the decline in the expenses of the expansion markets due to our exit from those markets. The increase in costs in the edge-out markets is due to additional circuit rental expense, higher management information systems charges and increased payroll costs resulting from annual salary increases and performance-based incentives. These higher expenses were substantially offset by reduced bad debt expense due to improved collection efforts and a reduction in terminating access charges from independent local exchange carriers.

Other

Other sales were $35,713 and $38,726 for the years ended December 31, 2002 and 2001, respectively. The decrease of $3,013 or 7.8% is primarily due to a decrease in Commonwealth Communications’ and Commonwealth Long Distance Company’s sales, offset by an increase in Jack Flash® sales.

Commonwealth Communications’ sales decreased $1,792 or 11.1% primarily due to a decrease in business systems upgrade sales and non-recurring Premises Distribution Systems cabling sales. Commonwealth Long Distance Company’s sales declined $1,664 or 27.0% as a result of customers switching to alternate long-distance providers due to Commonwealth Long Distance Company’s above-average long-distance rates. epix® sales decreased $462 or 3.2% versus 2001 due to a decrease in dial-up subscribers. In the second half of 1999, we commenced offering our DSL product line, Jack Flash®. At December 31, 2002, Jack Flash® had a total of 9,705 installed DSL subscribers as compared to 7,031 at December 31, 2001, contributing to its increase in revenue of $905.

Other costs and expenses, excluding other operating expenses, were $31,356 and $39,336 for the years ended December 31, 2002 and 2001, respectively. Commonwealth Communications’ costs and expenses were $13,144 and $15,016 for the years ended December 31, 2002 and 2001, respectively. The decrease of $1,872 is the result of decreased costs associated with a decrease in sales. Commonwealth Long Distance Company’s costs and expenses decreased $4,299 or 64.8% primarily due to the decrease in sales. Commonwealth Long Distance Company’s costs and expenses also decreased due to a tentative operating tax settlement of $2,589 recorded in the fourth quarter. epix® costs and expenses decreased $1,094 due to lower transport costs, a reduction in headcount and reduced bad debt expense due to improved collection efforts. Costs and expenses related to Jack Flash® decreased $1,112 due to lower advertising costs and a reduction in other costs to roll out this new product offering.

Management Fees

Management fees were $1,200 and $1,200 for the years ended December 31, 2002 and 2001, respectively. These fees are paid to RCN Corporation and include Office of the Chairman and are not the result of arm’s-length negotiations between unrelated parties. See “Certain Relationships and Related Transactions.”

Depreciation and Amortization

Depreciation and amortization primarily reflect depreciation on telephony operating plant. Depreciation and amortization was $68,216 and $64,582 for the years ended December 31, 2002 and December 31, 2001, respectively. The increase is due primarily to a higher depreciable plant balance as a result of our RLEC and CLEC capital expenditures in 2001 and 2002.

Restructuring Charges (Reversals)

In December 2000, we initiated an exit strategy for our CLEC to reduce its network expansion plan from a total of eight markets to three markets. This strategy was aimed at focusing on the three “edge-out” markets adjacent to our RLEC’s rural footprint. These edge-out markets encompass the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets. Related to this strategy, we recorded an estimated restructuring charge of $99,713 (pre-tax) and $64,813 (after-tax), or ($2.79) (after-tax) per common share (including effects of anti-dilutive options). Our CLEC had completed its withdrawal from the five non-“edge-out” expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) by June 30, 2001.

During December 2000, we reduced our workforce by approximately 220 employees and as of December 31, 2001 we reduced our workforce by an additional 33 employees who had remained to facilitate the transition of customers to other service providers. No workforce reductions related to this restructuring occurred in 2002. No further workforce reductions as a result of this restructuring will occur. Compensation cost related to these employees for the year 2000 was approximately $7.5 million and approximately $0.8 million in 2001.

Employee termination benefits associated with this workforce reduction and included in the restructuring charge was $2,628. Of this liability, $2,534 was paid and the remaining $94 was reversed in 2001.

Also included in accrued restructuring expense were estimated incremental costs associated with financial advisory, legal and other fees of $3,500. In 2000 and 2001, $1,328 was paid, with $1,600 reversed in 2001 as a result of favorable negotiations of commitments. In 2002, $41 of this liability was paid and the remaining $531 was reversed due to lower than anticipated legal expenses.

Additionally, other exit costs associated with terminating customer contracts, committed purchases of equipment, building and circuit lease terminations, asset removal and site restorations were estimated to be $17,580. During 2001, $6,213 was paid and $4,558 was reversed from the cancellation of a committed equipment purchase that was favorably negotiated, the sale of certain assets and the assignment of certain leases to another CLEC, and a favorable building lease settlement. In 2002, $1,371 of this liability was paid and $3,409 was reversed due to the elimination of liabilities associated with certain customer contracts.

The remaining $2,029 of liability for contract terminations and settlements relates primarily to early termination penalties for customer contracts and network circuits for which payments are expected to continue through the end of 2003. We will continue to evaluate and update our estimation of the remaining liabilities.

The restructuring charge as of December 31, 2000 included $73,994, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets. In July 2001, another CLEC purchased a portion of our assets in the New York expansion markets at amounts higher than estimated, resulting in a gain of $3,035.

No depreciation expense was recorded for the expansion markets in 2001 or 2002. No further depreciation expense will be incurred for these expansion market assets.

The restructuring charge also included $2,011 related to the write-down, net of estimated salvage value, of assets included in inventory to be sold or disposed of in connection with the restructuring.

The write-down of the assets to be disposed of was a direct result of our unwillingness to incur the capital requirements necessary to grow these markets and make them profitable; and accordingly, no future cash flows from these assets could be anticipated. Excluding the items included in the restructuring charge, we are not aware of any events or circumstances that would suggest the carrying amount of our remaining assets would not be recoverable.

The key elements of the restructuring charge recorded in December 2000 were:

	Employee Termination Benefits	Contract Terminations	Assets, Disposal and Removal Costs	Other	Total
Employee termination benefits	$2,628	$—	$—	$—	$2,628
Contract terminations and settlements	—	15,294	—	—	15,294
Removal and restoration costs	—	—	2,286	—	2,286
Write-down of assets	—	—	76,005	—	76,005
Investment advisory and other fees	—	—	—	3,500	3,500

Total restructuring charges	$2,628	$15,294	$78,291	$3,500	$99,713

Accrued restructuring expense comprises the following:

	2000			2001			2002
	Provision	Payments	Balance December 31,	Payments	Reversal of Provision	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$2,628	$(1,572)	$1,056	$(962)	$(94)	$—	$—	$—	$—
Contract terminations and settlements	15,294	—	15,294	(5,150)	(3,788)	6,356	(1,361)	(2,966)	2,029
Removal and restoration costs	2,286	—	2,286	(1,063)	(770)	453	(10)	(443)	—
Investment advisory and other fees	3,500	(311)	3,189	(1,017)	(1,600)	572	(41)	(531)	—

Total accrued restructuring expense	$23,708	$(1,883)	$21,825	$(8,192)	$(6,252)	$7,381	$(1,412)	$(3,940)	$2,029

Voluntary Retirement Program

On December 12, 2001, we initiated a voluntary retirement program. This program was offered to certain eligible employees across all of our operations. The program was largely funded from pension assets, and therefore, nearly 80% of the cost was non-cash to us. In the fourth quarter of 2001, we recorded a charge of $5,388 ($3,502 after-tax) of which $4,120 represented non-cash charges related to pension enhancement, social security supplements and vacation benefits. Other voluntary retirement program costs of $1,268 related to medical insurance and other program expenses. Since the deadline related to the voluntary retirement program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, $2,333 ($1,516 after-tax) was recorded in the first quarter of 2002. The voluntary retirement program costs of $2,333 represent $1,805 of non-cash charges related primarily to pension enhancement, social security supplements and vacation benefits. Other voluntary retirement program costs of $528 related to medical insurance and other program expenses. Our estimated remaining liability at December 31, 2002, is $1,296, primarily representing medical insurance.

Interest Expense

Interest expense includes interest on our RLEC’s mortgage note payable to CoBank, ACB (formerly National Bank for Cooperatives), interest on our revolving credit facilities and amortization of debt issuance costs. We used interest rate swaps on floating rate debt to hedge against interest rate exposure. Interest expense was $10,483 for the year ended December 31, 2002 as compared to $18,348 for the year ended December 31, 2001. The decrease of $7,865 is primarily due to lower average debt outstanding and lower interest rates on variable rate debt not subject to interest rate swaps. Interest expense on our RLEC’s mortgage note payable to CoBank, ACB decreased as a result of scheduled principal payments. The decrease is also due to the recording in the fourth quarter 2002 of interest on a tentative operating tax settlement of $1,518.

Income Taxes

Our effective tax rates were 37.2% and 32.6% for the years ended December 31, 2002 and 2001, respectively. In 2002, we received a one-time beneficial impact from recently enacted tax law changes in Pennsylvania for net operating loss carryforwards. Our lower 2001 effective rate was due to tax benefits of approximately $7.3 million recorded as a result of tax strategies implemented during the year. These strategies included allowing the state of Pennsylvania tax losses of our CLEC to be offset against state of Pennsylvania taxable income of our RLEC. Also, our RLEC has taken advantage of certain tax incentives offered by the state of Pennsylvania aimed at attracting business into certain areas of qualifying cities in the state. In addition, the 2001 effective tax rate reflects the utilization of deferred tax assets that were not realizable prior to the implementation of these strategies. We received continued savings from these tax strategies in 2002.

2001 vs. 2000

For the year ended December 31, 2001, our consolidated sales increased 5.3% and were $306,614 and $291,049 for the years ended December 31, 2001 and 2000, respectively. Higher sales at our RLEC of $7,041 and our CLEC of $13,068 contributed to the increase, but were partially offset by a decline in Other sales of $4,544. Operating income increased $139,781 primarily as a result of the restructuring charge of $99,713 related to our CLEC, the reversals in 2001 of $6,252 of restructuring charges and gain on sale of a portion of our New York expansion markets assets of $3,035 and a decrease in costs and expenses of $25,958 primarily due to our exit from our CLEC expansion markets. This increase in operating income was partially offset by an increase in depreciation expense of $6,154 and a charge of $5,388 recorded in connection with the 2001 voluntary retirement program. Net income increased by $98,581 in 2001 primarily due to the increase in operating income and a decrease in interest expense of $2,623, partially offset by an increase in income taxes of $43,221. Net income

(loss) was $43,132 or $1.83 per diluted share and ($55,449) or ($2.46) per diluted share for the years ended December 31, 2001 and 2000, respectively.

Our RLEC

Our RLEC’s sales were $189,264 and $182,223 for the years ended December 31, 2001 and 2000, respectively. The sales increase of $7,041 or 3.9% is primarily attributable to increases in access revenue of $6,012 and local service revenue of $1,064. The increase in access revenue is primarily due to increased state access revenue of $3,190 resulting from an increase in intraLATA and ITORP terminating minutes, partially offset by a reduction in the state tax adjustment surcharge. Interstate access revenue increased $2,833 primarily as a result of an increase in the National Exchange Carrier Association average schedules. The increase in local and access revenue is also the result of an increase in access lines of 14,997 or 4.8%. The increase in our RLEC’s access lines is primarily due to the successful marketing of residential additional lines, resulting in increased residential additional line penetration from 35.2% in 2000 to 39.4% in 2001. Our RLEC also experienced a 7.5% growth in the number of business lines installed. In addition, enhanced service revenue increased $945 or 10.3% primarily as a result of higher sales of Caller ID and custom calling features. Toll revenue decreased $1,671 primarily as a result of a loss of market share due to customers selecting alternate service providers with lower rate offerings and attractive calling packages offered by several non-wireline providers in certain areas of our RLEC’s territory.

Our RLEC’s costs and expenses, excluding other operating expenses, were $67,158 and $70,974 for the years ended December 31, 2001 and 2000, respectively. The decrease of $3,816 or 5.4% is a result of favorable reductions in Pennsylvania capital stock tax and PURTA taxes. Also contributing to the decrease are lower costs associated with reduced intraLATA toll minutes and a portion of the expenses charged in 2000 associated with the separation of our company’s former president and chief executive officer that did not recur in 2001. These decreases are partially offset by an increase in payroll and benefits resulting from annual salary increases and quarterly performance-based incentives and higher costs associated with increased penetrations of enhanced services, particularly Caller ID, and higher information systems charges due to increased capacity requirements.

Our CLEC

Our CLEC’s sales were $78,624 (edge-out $73,061; expansion $5,563) and $65,556 (edge-out $53,143; expansion $12,413) for the years ended December 31, 2001 and 2000, respectively. This increase of $13,068 (edge-out $19,918; expansion ($6,850)) in local service, access and customer point-to-point circuit revenues is principally a result of our CLEC’s continued penetration in the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets, the original three RLEC “edge-out” markets. At December 31, 2001, our CLEC edge-out markets had 112,396 installed access lines as compared to 97,174 at December 31, 2000, an increase of 15,222 or 15.7%. Also contributing to the increase in revenue was an increase in ISP traffic and recurring trunking charges. For the year ended December 31, 2001, our CLEC recorded $10,242 or 14.0% of its edge-out market revenues from compensation revenue associated with ISP traffic, as compared to $4,026 or 7.6% for the same period in 2000.

Costs and expenses, excluding other operating expenses, were $61,476 (edge-out $53,263; expansion $8,213) and $78,585 (edge-out $50,004; expansion $28,581) for the years ended December 31, 2001 and 2000, respectively. The decrease of $17,109 (edge-out $3,259; expansion ($20,368)) is primarily due to the decline in the expenses of the expansion markets due to our exit from those markets. The increase in costs in the edge-out markets is due to increased sales associated with continued market penetration. These costs and expenses represent employee-related costs, circuit rentals, long-distance expense, information system costs, bad debt expense and terminating access from independent local exchange carriers.

Other

Other sales were $38,726 and $43,270 for the years ended December 31, 2001 and 2000, respectively. The decrease of $4,544 or 10.5% is primarily due to a decrease in Commonwealth Communications’ and Commonwealth Long Distance Company’s sales, offset by an increase in Jack Flash® and epix® sales.

Commonwealth Communications’ sales decreased $4,331 or 21.2% primarily due to a decrease in non-recurring Premises Distribution Systems cabling sales. The operating results of Commonwealth Communications are subject to fluctuations due to its less predictable revenue streams, market conditions and the effect of competition on margins. epix® sales increased $638 or 4.6% versus 2000 due to an increase in Internet fees from the growth of DSL customers. In the second half of 1999, we commenced offering our DSL product line, Jack Flash®. At December 31, 2001, Jack Flash® had a total of 7,031 installed DSL subscribers as compared to 4,002 at December 31, 2000, contributing to its increase in revenue of $1,295. Commonwealth Long Distance Company’s sales declined $2,146 or 25.8% as a result of customers switching to alternate long-distance service providers due to Commonwealth Long Distance Company’s above-average long-distance rates.

Other costs and expenses, excluding other operating expenses, were $39,336 and $44,369 for the years ended December 31, 2001 and 2000, respectively. Commonwealth Communications’ costs and expenses were $15,016 and $19,065 for the years ended December 31, 2001 and 2000, respectively. The decrease of $4,049 is the result of decreased costs associated with a decrease in sales. epix® costs and expenses decreased $14. Costs and expenses related to Jack Flash® were $3,522 in 2001 as compared to $1,689 in 2000, resulting from an increase in installed subscribers, marketing expenses associated with the launching of this product and an increase in the number of employees focused on Jack Flash®. Commonwealth Long Distance Company’s costs and expenses decreased $901 or 12.0% due primarily to the decrease in sales.

Management Fees

Management fees were $1,200 and $2,000 for the years ended December 31, 2001 and 2000, respectively. The decrease of $800, or 40.0%, is due to the transition of certain services to our company in 2001.

Depreciation and Amortization

Depreciation and amortization primarily reflects depreciation on telephony operating plant. Depreciation and amortization was $64,582 and $58,428 for the years ended December 31, 2001 and December 31, 2000, respectively. The increase is due primarily to a higher depreciable plant balance as a result of our RLEC and our CLEC capital expenditures in 2000 and 2001.

Restructuring Charges (Reversals)

In December 2000, we announced that we would exit our CLEC’s five expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) launched over the preceding two years. Related to this strategy, we recorded an estimated restructuring charge of $99,713 (pre-tax) and $64,813 (after-tax), or ($2.79) (after-tax) per common share (including effects of anti-dilutive options). The restructuring charge included employee termination benefits ($2,628), contract terminations ($15,294), asset write-down and disposition costs ($78,291) and costs associated with investment advisory and other fees ($3,500). As of December 31, 2001, $10,075 of this liability was paid and $6,252 was reversed.

Voluntary Retirement Program

On December 12, 2001, we initiated a voluntary retirement program. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, approximately 70% of the total voluntary retirement program costs were recorded in the 2001 fourth quarter. See “—2002 vs. 2001—Voluntary Retirement Program.”

Interest Expense

Interest expense includes interest on our RLEC’s mortgage note payable to CoBank, ACB (formerly National Bank for Cooperatives), interest on our revolving credit facilities and amortization of debt issuance costs. We used interest rate swaps on floating rate debt to hedge against interest rate exposure. Interest expense was $18,348 for the year ended December 31, 2001 as compared to $20,971 for the year ended December 31, 2000. The decrease of $2,623 is due to lower interest rates on variable rate debt not subject to interest rate swaps and lower debt outstanding.

Income Taxes

Our effective tax rates were 32.6% and 28.7% for the years ended December 31, 2001 and 2000, respectively. The lower rate in 2000 is due primarily to the significant losses recorded by our CLEC resulting from the restructuring and the associated charge to income. We estimate that had the restructuring and associated charge not occurred, our effective tax rate would have been approximately 57%. Our exit from the expansion markets and our CLEC’s edge-out market profitability allowed us to reduce our 2001 effective tax rate to approximately 43% before the implementation of our other tax strategies. The further reduction in the 2001 effective rate is due to tax benefits of approximately $7.3 million recorded as a result of tax strategies implemented during 2001. These strategies included allowing the state of Pennsylvania tax losses of our CLEC to be offset against state of Pennsylvania taxable income of our RLEC. Also, our RLEC has taken advantage of certain tax incentives offered by the state of Pennsylvania aimed at attracting business into certain areas of qualifying cities in the state. In addition, the 2001 effective tax rate reflects the utilization of deferred tax assets that were not realizable prior to the implementation of these strategies.

Liquidity and Capital Resources

	December 31,		June 30,
	2001	2002	2003
Cash and temporary cash investments	$27,298	$34,935	$46,686
Working capital deficit	(73,103)	(40,759)	(18,859)
Long-term debt (including current maturities and notes payable)	225,319	151,309	121,805

We have the following financing arrangements in place that provide liquidity based on our current needs. Aggregate amounts available under existing facilities were $145,000 at December 31, 2001, $210,000 at December 31, 2002 and $235,000 at June 30, 2003. On July 18, 2003, we sold $300,000 of 3.25% convertible notes due 2023. We intend to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes, including potential acquisitions, debt retirement and potential common stock repurchases.

	December 31, 2001		December 31, 2002		June 30, 2003
	Balance	Available	Balance	Available	Balance	Available
Revolving credit facility*	$95,000	$145,000	$30,000	$210,000	$5,000	$235,000
Credit agreement—CoBank	65,319	—	56,309	—	51,805	—
Revolving line of credit—CoBank	65,000	—	65,000	—	65,000	—

Total	$225,319	$145,000	$151,309	$210,000	$121,805	$235,000

*	The facility was terminated on July 17, 2003.

Cash and temporary cash investments were $46,686 at June 30, 2003 as compared to $34,935 at December 31, 2002. Our working capital ratio was 0.88 to 1 at June 30, 2003 as compared to 0.75 to 1 at December 31, 2002. The net increase is due to increased liquidity provided by operations and reductions in capital spending.

	As of December 31,			As of June 30,
Net cash provided by (used in):	2000	2001	2002	2003
Operating activities	$68,941	$119,336	$131,178	$54,769
Investing activities	(136,110)	(62,297)	(50,251)	(16,777)
Financing activities	83,032	(66,787)	(73,290)	(26,241)

For the six months ended June 30, 2003, our net cash provided by operating activities was $54,769 comprised of net income before cumulative effect of accounting change of $30,168, non-cash depreciation and amortization of $35,136 and a reduction in other non-cash items and working capital changes of $10,535. Net cash used in investing activities of $16,777 consisted primarily of additions to property, plant and equipment of $19,466. Net cash used in financing activities of $26,241 consisted primarily of the net redemption of debt of $29,504, partially offset by proceeds of stock option exercises of $3,329.

For the year ended December 31, 2002, our net cash provided by operating activities was $131,178 comprised of net income of $57,124, non-cash depreciation and amortization of $68,216 and other non-cash items and working capital changes of $5,838. Net cash used in investing activities of $50,251 consisted primarily of additions to property, plant and equipment of $53,374. Net cash used in financing activities of $73,290 consisted primarily of the net redemption of debt of $74,010, partially offset by proceeds of stock option exercises of $720.

We maintain a credit agreement with CoBank, ACB at interest rates which are based on a number of floating and fixed rate options. Principal and interest are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. As of June 30, 2003, the weighted average interest rate was 4.99% on borrowings of $51,805.

An amended revolving line of credit agreement with CoBank, ACB was entered into on June 2, 2003, that extended the availability of credit to June 2004. The aggregate amount outstanding on this commitment was $65,000 at December 31, 2001, December 31, 2002 and June 30, 2003. This agreement contains restrictive covenants which, among other things, requires the maintenance of a specific debt to cash flow ratio. We may refinance this debt when it becomes due in June 2004.

We expect to have adequate resources to meet our currently foreseeable obligations and development plans for our CLEC edge-out markets and customer demand for additional capacity and service. In addition to cash generated from operations and existing credit facilities, sources of funding for any additional capital requirements or acquisitions may include financing from public offerings or private placements of equity and/or debt securities and bank loans. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of our development plans and expenditures.

We anticipate that future cash flows will be used principally to support operations and finance growth of our business. In addition, while we do not presently intend to pay cash dividends on our common stock, we may decide to pay such dividends in the future. The payment of any cash dividends in the future will be at the discretion of our board of directors. The declaration of any dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our Board of Directors may deem relevant.

At our annual meeting of shareholders held on September 3, 2003, our shareholders approved a proposal to amend our Articles of Incorporation to reclassify and convert each outstanding share of our class B common stock into 1.09 shares of our common stock and to eliminate all provisions relating to the class B common stock and certain inoperative provisions from our Articles of Incorporation (the “Recapitalization Transaction”). Pursuant to the Recapitalization Transaction, the 2,025,381 shares of our class B common stock that had been outstanding prior to the Recapitalization Transaction were converted into 2,207,665 shares of our common stock.

On April 2, 2002, we completed a 4,898,000 share secondary offering of our common stock. In December 2002, a 4,741,326 share secondary offering of our common stock was also completed. All of these shares were offered by a subsidiary of Level 3 Communications, Inc. As such, we did not receive any proceeds from the sale of shares in these offerings. We may, from time to time, consider purchasing some or all of our shares held by Level 3 Communications, Inc. and its affiliates in one or more transactions and may finance these purchases through public or private offerings of equity or debt, operating cash flows and/or bank loans. These shares are subject to a registration rights agreement pursuant to which we are obligated to pay certain expenses in connection with their registration.

The tables set forth below contain information with regard to disclosures about contractual obligations and commercial commitments. These disclosures are also included in the notes to the financial statements and cross referenced in the tables below.

The following table discloses aggregate information about our contractual obligations as of December 31, 2002, as adjusted to reflect the sale of the notes in July 2003, and the periods in which payments are due:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years	Footnote reference(1)
Debt maturing within one year	$74,010	$74,010	$—	$—	$—	8
Long-term debt	377,299	—	57,030	18,020	302,249	8
Operating leases	22,096	2,916	5,716	3,250	10,214	12
Unconditional purchase obligations(2)	14,468	7,109	7,359	—	—	12

Total contractual cash obligations	$487,873	$84,035	$70,105	$21,270	$312,463

Commercial commitments are items that we could be obligated to pay in the future. As of June 30, 2003, we had no outstanding commercial commitments.

The following table discloses aggregate information about our derivative financial instruments, the source of fair value of these instruments and their maturities:

	Fair Value of Contracts at Period-End
Source of fair value	Total Fair Value	Less than 1 year	1-3 years	4-5 years	After 5 years	Footnote reference(1)
Prices provided by external sources (3)	$(5,650)	$(933)	$(4,717)	$—	$—	13

(1)	Refers to the notes to our consolidated financial statements included herein.
(2)	Represents a commitment for the provision to us of data processing services and the management of our data processing operations.
(3)	Fair value of interest rate swaps at June 30, 2003 was provided by the counterparties to the underlying contracts using consistent methodologies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate risk primarily through our borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements.

The table that follows summarizes the fair values of our fixed and variable rate debt. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the weighted average interest rate.

As of June 30, 2003	Carrying Amount	Fair value	Fair value assuming +100 basis point shift	Fair value assuming -100 basis point shift
	(thousands of dollars)
Long-term debt and notes payable:
Fixed	$26,232	$27,197	$27,110	$27,284
Variable	95,573	95,573	94,628	96,537

We manage our interest rate risk through a combination of variable and fixed rate debt instruments at varying maturities and by using interest rate swaps.

The table below provides information about our interest rate swaps. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The estimated fair value amounts have been provided to us by the financial institutions with which we have swap contracts using appropriate and consistent valuation methodologies.

	Maturity date	Fixed rate	Notional amount	Approximate fair value as of June 30, 2003
	(thousands of dollars)
Variable to fixed:
Hedge 3	2004	5.78%	$20,000	$(933)
Hedge 4	2004	6.13%	15,000	(932)
Hedge 6	2006	5.40%	35,000	(3,785)

Hedges 1 and 2 matured in the second quarter 2002, and were not renewed. Additionally, Hedge 5 matured in the third quarter 2002, and was not renewed. Hedge 7 matured in May 2003 and was not renewed.

As of August 14, 2003, we had no other material exposure to market risks.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We have identified the policies that are important to the portrayal of our financial condition and results of operations. We state these accounting policies in the consolidated financial statements and the related notes and in relevant sections in this discussion and analysis.

These critical accounting policies include the following:

•	Local telephone service revenue is recorded when services are provided and based on tariffed rates. Telephone network access and long-distance service revenues are derived from access charges, toll rates and settlement arrangements. Our RLEC’s interstate access charges are subject to a pooling process with the National Exchange Carrier Association. Final interstate revenues are based on nationwide average costs applied to certain demand quantities.

•	The majority of our customer pricing is subject to oversight by both state and federal regulatory commissions. Such regulation also covers services, competition and other public policy issues. Different interpretations by regulatory bodies may result in adjustments to reported revenues in future periods.

•	We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.

•	We use the composite group remaining life method and straight-line composite rates to depreciate the assets of our RLEC and our CLEC. We periodically review data on asset retirement activity, salvage values and fixed asset lives in order to assess depreciation rates.

•	We review the valuation of accounts receivable on a periodic basis. The allowance for doubtful accounts is estimated based on historical experience and future expectations of conditions that may impact our ability to collect on our accounts receivable.

•	Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. We consult with legal counsel on matters related to litigation and other experts both within and outside our company with respect to matters in the ordinary course of business. We record a liability if the likelihood of an adverse outcome is probable of occurrence and the amount is estimable. We disclose the matter if either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable.

•	We calculate the costs of providing retiree benefits under the provisions of SFAS No. 87 and SFAS No. 106. The key assumptions used in making these calculations are disclosed in Note 10 to the consolidated financial statements. The most significant of these assumptions are the discount rate used to value the future obligation and expected return on plan assets. We select discount rates commensurate with current market interest rates on high-quality, fixed-rate debt securities. The expected return on assets is based on our current view of the long-term returns on assets held by the plan, which is influenced by historical averages.

New Accounting Standards

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. We were required to adopt SFAS No. 143 effective January 1, 2003 and recorded an after-tax benefit of approximately $13.2 million or $0.55 per diluted share as a cumulative effect accounting adjustment in the first quarter 2003. The adjustment represents the cumulative estimate of cost of removal charged to depreciation expense in earlier years. Further, we believe that the adoption of this pronouncement will not have a material effect on our ongoing financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses the accounting and reporting for costs associated with exit or disposal activities. The provisions of this Statement are effective for fiscal years ending after December 31, 2002. The adoption of this pronouncement will not impact our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which provides alternative methods of transition for a voluntary change to a fair-value based method of accounting for stock-based employee compensation as prescribed in SFAS No. 123 “Accounting for Stock Based Compensation.” Additionally, SFAS No. 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this Statement are effective for fiscal years ending after December 15, 2002. The adoption of this pronouncement will not impact our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We believe that the adoption of this statement will have no material effect on our ongoing financial position or results of operations.

In January 2003, the Emerging Issues Task Force issued EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 primarily addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, it addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of this statement will have no material effect on our ongoing financial position or results of operations.

BUSINESS

Overview

We are a telecommunications company providing telephony and related services in Pennsylvania markets as a rural incumbent local exchange carrier, or RLEC. We also operate as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border our RLEC’s markets, which we refer to as our “edge-out” markets. Our RLEC is the nation’s seventh largest non-Bell incumbent local exchange carrier, serving over 337,800 switched access lines as of December 31, 2002. Our CLEC served over 126,600 competitive switched access lines as of December 31, 2002. For the year ended December 31, 2002 and the year ended December 31, 2001, we had consolidated revenues (excluding expansion markets) of $318.6 million and $301.1 million, respectively.

Our RLEC, founded in 1897, operates in a rural, approximately 5,000 square mile territory with a population of approximately 450,000 people and a line density of approximately 68 access lines per square mile. At December 31, 2002 approximately three quarters of our RLEC’s switched access lines served residential customers. Our RLEC generated revenues of $198.8 million and $189.3 million and operating income of $83.4 million and $78.7 million for the year ended December 31, 2002 and for the year ended December 31, 2001, respectively. Our RLEC ranks among the industry leaders in switched access line growth and penetration of residential second lines, primarily as a result of a successful campaign to market additional lines. From 1995 to 2002, our RLEC’s penetration of residential additional lines grew from 3% to 40% while its number of switched access lines grew at a compound annual growth rate of 5.8%, resulting in growth of its overall revenues at a compound annual growth rate of 6.5%.

Our CLEC formally began operating in our “edge-out” markets in 1997 and currently provides a full array of competitive voice and data telecommunications services mainly to business customers. Our CLEC serves the three regional Pennsylvania “edge-out” markets of Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York. Recently, we announced the extension of our “edge-out” business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current activities, rather than the establishment of a fourth regional market. In the “edge-out” markets, our CLEC generated revenues of $84.0 million and $73.1 million and operating income of $10.7 million and $2.5 million for the year ended December 31, 2002 and the year ended December 31, 2001, respectively. Beginning in 1998, our CLEC expanded beyond its original three “edge-out” markets into five additional expansion markets. At the end of 2000, however, we developed an exit strategy for these expansion markets in order to refocus our attention on our three original “edge-out” markets. This strategy has allowed us to increase our operating income and to significantly reduce our capital needs. We recorded a restructuring charge of $99.7 million, or $64.8 million after-tax, in the fourth quarter of 2000 in connection with this strategy, and we completed our withdrawal from these markets by June 30, 2001.

We also own and operate other telecommunications-related support businesses that all operate in the deregulated segments of the telecommunications industry and support the operations of our two primary operations. These businesses are epix® Internet Services, one of the northeast’s largest rural Internet service providers with approximately 41,000 dial-up Internet access subscribers as of December 31, 2002; Jack Flash®, a broadband data service with approximately 9,700 installed digital subscriber line customers as of December 31, 2002; Commonwealth Communications, a provider of telecommunications equipment and facilities management services; and Commonwealth Long Distance Company, a long-distance reseller.

Strategy

We strive to grow our revenues, control our expenses and deploy our capital in a manner that maximizes our operating income. In order to achieve this goal, we have formulated the following business strategy:

Continue to Grow Our RLEC’s Switched Access Lines

Our RLEC continues to market additional lines to residential and business customers in its territory. Its number of switched access lines grew by 2.2% in the year ended December 31, 2002, which is among the best rates in the industry. Our rate of business line growth was 5.5% for the year ended December 31, 2002, while our rate of residential line growth has been slowing due to our high second-line penetration.

Leverage Our RLEC’s Brand, Reputation and Expertise to Further Penetrate Our “Edge-out” Markets

In our “edge-out” markets, we seek to increase our penetration rate by targeting business customers who have traditionally been underserved by Verizon and by offering competitive service packages that compare favorably to those being offered by Verizon. We believe our strong Commonwealth Telephone brand, reputation and expertise provide us with important competitive advantages in these markets and will allow us to continue to gain new customers and increase our market share at a low marginal operating cost.

Increase Sales of Data Products and Services

We intend to capitalize on an increasing demand for business and residential data services, including demand for high bandwidth connectivity, in all of the markets we serve. We offer dial-up Internet access through our epix® Internet Services and digital subscriber line, or DSL, broadband services through Jack Flash®. We believe there is additional opportunity to increase sales of our data services at a low marginal operating cost in all of the markets in which we operate.

Increase Penetration of Enhanced Services

Our RLEC offers an array of enhanced services such as caller identification, voice mail and custom calling services such as call-forwarding, Call Waiting and three-way calling. These services generally produce higher margins than basic telephone service. We believe these enhanced services provide a source of revenue and operating income growth potential as our penetration rates for enhanced services are currently below industry averages. Our RLEC’s network is 100% digitally-switched and all upgrades to provide these additional services to our entire customer base have been substantially completed. We have increased our efforts to market enhanced services to our customers and believe we can achieve higher penetration rates that are more in line with industry standards.

Continue to Provide Superior Service and Customer Care

We intend to continue to capitalize on our support and other back office systems to provide superior service and customer care. Our RLEC has already achieved the lowest level of “justified complaints,” as defined by the Pennsylvania Public Utility Commission, among Pennsylvania’s six largest local exchange carriers in eight of the past nine years for which ratings are available, including the last six years for which ratings are available. In our “edge-out” markets, we currently provide personalized customer care through customer account managers who service business customers and through our centralized call center which operates 24 hours a day, 7 days a week to support our business and residential customers. By building on our strong service record, we plan to further differentiate ourselves from our competitors.

Selectively Pursue Strategic Acquisitions

To continue the growth of our business, we will seek to selectively acquire companies that offer a strategic fit with our existing businesses. This may include companies that could help us deepen our industry focus, further penetrate or broaden our target areas, increase the breadth of services we offer or strengthen our marketing efforts.

Our RLEC Operations

Our RLEC offers local, toll, network access and enhanced services in a rural, mountainous market located primarily in the eastern third of Pennsylvania.

Network Strategy

Our RLEC utilizes a technologically-advanced, fiber-rich network that is based on digital-switching, fiber optic transport and host/remote architecture. It was the first telephone company to deploy fiber optics in a toll application and was one of the first local exchange carriers in the nation to deploy a network of all digitally-

switched central offices. Our RLEC operates its own Signaling System 7, or SS7, network which provides automated monitoring and routing of telephone calls. Throughout its market, our RLEC has 13 digital host switches and over 400 remote switches. All of the trunks between the hosts and all of the host-to-remote wire center links are connected with fiber optic cable. Connection to our customers, or the “last mile,” is provided over our RLEC’s copper outside plant. Our network architecture provides for short loop lengths in our copper plant which allows our RLEC to aggregate customer lines at the remotes for transport and concentrates costly network intelligence in a small number of host offices. Our RLEC currently deploys an asynchronous transfer mode network to support its network of over 8,000 DSL (as of December 31, 2002) lines in its territory. Additionally, our RLEC operates a network control center which monitors network performance 24 hours a day, 7 days a week and allows us to maintain high network performance standards.

Customer Service

Our RLEC has long been recognized as a customer service leader in Pennsylvania. Each year the Pennsylvania Public Utility Commission issues a study that measures the customer service results of the state’s six largest local exchange service providers which included Alltel, Verizon Pennsylvania (formerly Bell Atlantic), Verizon North, Inc. (formerly GTE North, Inc.), MCI Local and Sprint (formerly United). Our RLEC has achieved the lowest level of “justified complaints,” as defined by the Pennsylvania Public Utility Commission, among Pennsylvania’s largest local exchange carriers in eight of the past nine years for which ratings are available, including the last six years for which ratings are available.

Regulatory Environment

Our RLEC is subject to regulation by the Pennsylvania Public Utility Commission for intrastate ratemaking purposes, which includes rates for basic local services, intraLATA toll services and access services for the origination and termination of in-state long-distance calls. In 1997, our RLEC entered into an alternative regulatory framework with the Pennsylvania Public Utility Commission for all of its intrastate operations under which it agreed to meet certain broadband service delivery parameters in exchange for a price cap formula, rather than rate of return regulations, which had linked our RLEC’s prices directly to its book costs. As a result of the alternative regulatory framework, our RLEC’s profits are not directly limited by the Pennsylvania Public Utility Commission as they were under the former rate of return system of regulation. Instead, our RLEC received the flexibility to increase local rates annually based on inflation less 2 percentage points, so that increased returns arising from improved productivity and efficiency in excess of 2% per annum accrue to the equity owners of the RLEC. Our RLEC can also seek to rebalance rates periodically between various intrastate service categories, such as toll and access. If inflation is less than 2% in a given year, however, as it was in 2002, our RLEC is required to reduce its rates accordingly. Additionally, our RLEC has the ability to request relief on a dollar-for-dollar basis for certain events deemed outside of its control that result in reduced revenues or increased expenses. This may include changes in revenues that may result from portions of interstate access charge reform. Pursuant to this provision, in February 2003, our RLEC filed a petition with the Public Utility Commission for an adjustment to its price cap index for losses suffered in 2002 due to the bankruptcies of two large interexchange carriers. In response, government agencies that represent ratepayer interests challenged our RLEC’s surcharge treatment of certain state taxes. Our RLEC negotiated a settlement with the agencies under which no exogenous adjustment will be allowed, but our RLEC will be permitted to defer rate reductions otherwise required under its alternative regulation plan for up to four years and offset them against future increases (if any); the settlement also provides for a limited one-time surcharge refund and a revision in the way our RLEC treats such state tax surcharges in the future. The Pennsylvania Public Utility Commission approved the settlement in August 2003. Pursuant to the settlement, our RLEC will issue refunds to customers of approximately $1.24 million before the end of 2003, but will defer, for up to 4 years, annual rate reductions currently at approximately $1.6 million, and may be able to offset such deferred reductions against future rate increases to which it might otherwise be entitled.

The Pennsylvania Public Utility Commission must also approve any issuance of stock, incurrence of certain long-term debt or acquisition or sale of material utility assets by our RLEC. In addition, the Pennsylvania Public

Utility Commission must approve any change in control of either our RLEC or its holding company. The Public Utility Commission defines a “change in control” as either an acquisition or disposition of the largest single voting interest in a company, if that interest exceeds 20%. In addition, the FCC must also approve any sale or “transfer of control” of either our RLEC or its holding company.

Our RLEC is subject to the jurisdiction of the Federal Communications Commission, or FCC, with respect to interstate rates, services, access charges and other matters, including the prescription of a uniform system of accounts. Interstate services, for the purpose of determining FCC jurisdiction, are communications that originate in one state and terminate in another state or foreign country, including the provision of access to local telephone networks for the origination or termination of such communications. Prices for our RLEC’s interstate services, consisting primarily of subscriber line charges and access charges for interstate toll calls, which accounted for approximately 31.7% of our RLEC’s 2002 revenues, are regulated by the FCC based on “average schedule” formulas that are designed to approximate the interstate jurisdictional costs of telephone companies based on statistical data rather than actual costs. These average schedule formulas are subject to periodic revision by the FCC and changes in the formulas, or removal of our RLEC from them, could result in a significant revenue loss. However, removal of our RLEC from these formulas is specifically listed in its Pennsylvania alternative regulation plan as an event outside of its control that would justify an offsetting rate adjustment.

During 2002, our RLEC revised its rate structure to implement recent FCC rulings regarding interstate access charges and the universal service support system for rate of return rural incumbent local exchange carriers. The changes included a substantial reduction in usage-based access charges to long-distance companies, an increase in monthly subscriber line charges to local service customers, and the creation of a universal funding mechanism funded by all telecommunications carriers. In addition to the above modifications, the FCC has also released a Notice of Proposed Rulemaking under which it will investigate the possibility of allowing telephone companies such as our RLEC to convert to a form of incentive regulation similar in some respects to its existing alternative regulation plan in Pennsylvania. We are unable to predict the outcome of this proposed rulemaking at this time.

Competitive Environment

With the exception of competition from intraLATA toll providers and attractive calling packages offered by several non-wireline providers in certain areas of our territory, our RLEC has faced very limited competition to date since the Telecommunications Act was passed in 1996. Part of the reason for this is that our RLEC maintains a rural exemption from the provisions of the Telecommunications Act, including, but not necessarily limited to, unbundling, colocation and rate discounts, for all of its access lines in Pennsylvania. The rural exemption does not preclude competitors from providing telephone services within our RLEC’s service area entirely over their own facilities. However, it requires prospective competitors who seek resale discounts, colocation, TELRIC pricing and unbundled network elements to go through a formal review by the Pennsylvania Public Utility Commission before receiving approval. The Pennsylvania Public Utility Commission may grant such approval only if it finds that the competitor’s proposal is not unduly economically burdensome, is technically feasible and is consistent with the universal service provisions of the Telecommunications Act. Our RLEC has recently received limited requests for network interconnection for the exchange of traffic between its network and the networks of other facilities-based telecommunications providers and has negotiated agreements with several communications carriers for such limited interconnection. A variety of other factors contribute to our RLEC’s relative insulation from competition. These factors include its service territory’s high-cost of facilities-based entry due to low population density, the lack of concentration of any large business customers (as its top 10 business customers account for less than 6% of its 2002 revenues), its low basic service rates, its customer service record and level of customer satisfaction and its favorable regulatory environment. While competition from wireless providers is present in our markets, it is not a significant concern to us due to the low population density, rural nature and mountainous topography of our markets. We also face competition from national ISPs such as Time Warner and from cable providers offering a cable modem product.

Our CLEC Operations

We offer competitive local, toll, network access, long-distance, enhanced services, broadband data services and high-speed Internet access services in three regional “edge-out” markets which encompass cities and surrounding areas that have total populations of between 250,000 and 500,000 people as well as a significant concentration of business and industry. The geographic area represented by these three markets is roughly one-third the size of our RLEC’s service territory, or about 1,750 square miles, with a population of approximately 1.4 million and approximately 600 access lines per square mile.

Recently, our CLEC announced the extension of its existing business operations into select areas of Pennsylvania’s Lehigh Valley. We view this opportunity as an extension of our current activities, rather than the establishment of a fourth regional market.

Beginning in 1998, we had expanded beyond our original three “edge-out” markets and into five expansion markets located in Pennsylvania, New York, Ohio and West Virginia. In December 2000, we announced that we were exiting these expansion markets to redirect our focus on our “edge-out” markets. The expansion markets accounted for approximately 20% of our CLEC’s competitive lines and approximately 20% of our CLEC’s revenues. The redirection of our CLEC’s strategy to focus on our original three “edge-out” markets is allowing us to increase our operating income and to significantly reduce our capital needs. We completed our withdrawal from these markets by June 30, 2001.

Network Strategy

Our CLEC’s network strategy is to own the majority of the key elements of the local exchange network. These elements include the host switches, the remote switches and the facilities connecting the host switches to the remote switches, including both the fiber optic cable and the transport electronics. In addition, where economically viable, our CLEC builds copper distribution facilities between the remote switch and customer premises. Our network strategy allows us to provide high quality and reliable service, reduce customer churn and generate attractive margins. It builds, owns and operates digitally-switched, fiber intensive networks that are DSL-qualified in each of its three regional edge-out markets. As of December 31, 2002, our CLEC had approximately 98% of its access lines connected to its own switches and approximately 52% of its access lines completely on its own network.

Customer Service

Our CLEC strives to provide its customers with exceptional service and uses the same customer care procedures that have proven successful for our 105 year-old RLEC. We operate a customer service center, which takes calls 24 hours a day, 7 days a week, to handle all customer complaints and problems. We are also proficient in the other unique customer service aspects of operating in a CLEC environment and have developed an efficient provisioning interface with the incumbent local exchange carrier. Because we own and operate a significant portion of our own network elements, we do not depend heavily on the incumbent local exchange carrier for provisioning and maintenance resolution.

Sales Organization

We utilize direct and indirect sales channels to target potential business and residential customers. Our direct channels include sales teams based in local offices, which are exclusively focused on selling to potential business customers with more than five lines. Each team consists of customer account managers and specialists that focus on retaining and growing accounts after the initial sale. In addition, our inside sales team is focused on residential and business customers with fewer than five lines. Our indirect sales channel is comprised of agents and consultants who look to provide bundled telecommunications solutions for their customers.

Regulatory Environment

The Pennsylvania Public Utility Commission exercises jurisdiction over intrastate service, including basic local exchange service, intrastate access services and intraLATA toll services. Under the Pennsylvania Public Utility Commission’s current practices, our CLEC’s rates and services are generally subject to much less regulatory scrutiny than those of the RLEC in its markets. Additionally, municipalities and other local government agencies may regulate limited aspects of our CLEC’s business, such as its use of rights-of-way.

Under the Telecommunications Act of 1996, the Pennsylvania Public Utility Commission also has authority to arbitrate any disputes over the terms and conditions of interconnection between our CLEC and Verizon, and the prices of various unbundled network elements our CLEC purchases from Verizon. The Pennsylvania Public Utility Commission has taken a number of actions over the past several years affecting the prices for network elements, as well as the terms and conditions under which these elements are provided. Further decisions by the Pennsylvania Public Utility Commission, or changes in the FCC rules under which the Pennsylvania Public Utility Commission resolves these issues, may have a material effect on our CLEC’s costs and profitability.

At the federal level, the Federal Communications Commission has jurisdiction over interstate services, including access charges as well as long-distance services. Our CLEC’s rates, terms and conditions of service are filed with the FCC in tariffs and are subject to the FCC’s complaint jurisdiction, and in the case of switched access service are subject to rate caps prescribed by the FCC, as described further below.

In April 2001, the FCC adopted new rules limiting the right of competitive local exchange carriers to collect reciprocal compensation on local telephone calls that terminate to Internet service providers. Under the new rules, which took effect on June 14, 2001, the amount of compensation payable by other local telephone companies to our CLEC on calls to Internet service providers generally is limited to $0.0007 per minute and the number of minutes on which this rate may be charged is capped. Any traffic exchanged between carriers that exceeds a three-to-one ratio of terminating to originating minutes is presumed to be traffic to Internet service providers, although either our CLEC or the other telephone company may attempt to rebut this presumption and show a different level of Internet traffic. The rates under the new rules are substantially lower than the compensation our CLEC was previously collecting in Pennsylvania, where the effective rates were as high as $0.0028 per minute. Our CLEC continues to collect the higher rates on calls that are not presumed to terminate to Internet service providers.

Also in April 2001, the FCC released a separate order adopting new rules to limit the access charges of non-dominant providers. Under these rules which took effect on June 20, 2001, competitive carriers are currently permitted to impose interstate access charges no higher than $0.012 per minute. After June 20, 2004, our CLEC will be required to charge rates no higher than the incumbent local exchange carrier (in our case, Verizon, which we expect will charge rates of approximately $0.0042 per minute by 2004 as a result of an FCC plan requiring regional Bell operating companies to reduce their rates to this level).

The FCC rate ceilings will result in continued reductions in the revenues our CLEC receives from reciprocal compensation, both in dollar amount and as a percentage of total annual revenues. In addition, industry-wide trends towards declining usage of dial-up Internet access generally may have a negative impact on these revenues. Our CLEC’s revenues from reciprocal compensation are also affected by the mix of traffic delivered to it by other carriers for termination to our CLEC’s customers. Verizon has recently notified our CLEC of a reduction in the proportion of its delivered traffic that will be subject to intrastate access charges, and a corresponding increase in the proportion that will be subject to reciprocal compensation rates. Because the reciprocal compensation rates are much lower than access charges, this change in traffic mix may have a material adverse affect on our CLEC’s revenues of up to $700 per month, beginning in November 2003.

Our CLEC purchases access to various network elements from Verizon under FCC rules that require the Pennsylvania Public Utility Commission to determine rates for these elements based upon forward-looking incremental costs. The FCC recently adopted substantial changes to its rules with respect to the network elements that must be made available to our CLEC effective October 2, 2003, and announced that it will consider changes in the prices and other terms of such access. The new FCC rules generally preserve our CLEC’s ability to purchase unbundled voice-grade loops in most cases, which is the Verizon network element it uses most frequently, but also permit Verizon to petition the Pennsylvania Public Utility Commission to modify our CLEC’s access to unbundled loops under certain conditions. Any decisions by the FCC or the Pennsylvania Public Utility Commission to alter the terms on which our CLEC obtains access to network elements will likely be subject to judicial review, which may result in prolonged uncertainty as to the profitability of these services. However, we do not anticipate that these rules will have a material effect on our CLEC’s “on-net” services, which constituted 52% of its access lines at December 31, 2002, because our CLEC does not purchase access to Verizon network elements to serve these access lines.

Competitive Environment

Our CLEC competes principally with the services offered by the incumbent local exchange carrier, Verizon. Incumbent local exchange carriers such as Verizon have relationships with their customers, have the potential to subsidize services from their regulated service revenues and benefit from certain favorable state and federal regulations. Verizon is larger and has greater financial resources than our CLEC. In light of the passage of the Telecommunications Act and concessions by some of the regional Bell companies, federal and state regulatory initiatives may provide increased business opportunities to CLECs, but incumbent carriers may obtain increased pricing flexibility for their services as competition increases. If, in the future, incumbent carriers are permitted by regulators to lower their rates substantially, engage in significant volume and term discount pricing practices for their customers or charge CLECs significantly higher fees for interconnection to the incumbent carriers’ networks, our CLEC’s competitive position would be adversely affected.

Since late 2001, Verizon has been able to offer long-distance services in conjunction with its local telephone services in Pennsylvania. Our CLEC also offers packages of local and long-distance services. Verizon may be able to compete more effectively against our CLEC now that it is able to offer all of the same services.

Our CLEC also faces, and will continue to face, competition from other current and potential future market entrants, including other CLECs, long-distance companies, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, Internet service providers and private networks built by large end users. The edge-out markets served by our CLEC are served by one or more other CLECs including XO Communications, Telcove, Choice One Communications and others. We expect competition from CLECs and other companies to continue in the future.

Other Operations

Commonwealth Communications

Commonwealth Communications provides telecommunications equipment and technical services and designs, installs and manages telephone systems for businesses, hospitals and universities located primarily in Pennsylvania. Commonwealth Communications also undertakes premises distribution systems projects and cabling projects primarily for hospitals and educational institutions.

epix® Internet Services

epix®, founded in 1994, is our Internet service provider. epix® primarily provides dial-up Internet access at a flat rate for residential users and also provides dedicated access for business users and associated services such as web page hosting and design. epix® provides a competitive Internet product to our RLEC and CLEC and other customers and provides network support, technical support and customer service to Jack Flash®, our DSL product. epix® had approximately 41,000 subscribers as of December 31, 2002.

Jack Flash®

In the second half of 1999, we began offering our DSL service under the trade name Jack Flash®. We offer this service through our own facilities, or “on-net,” in the majority of our RLEC territory and on an “on-net” and an “off-net” basis in selected areas of our CLEC markets. As of December 31, 2002, substantially all of our installed DSL lines are in our RLEC’s territory.

Commonwealth Long Distance Company

Since 1990, Commonwealth Long Distance Company has conducted the business of providing long-distance telephone services. Commonwealth Long Distance provides long-distance services primarily to our RLEC’s customers.

Employees

We employed a total of 1,222 employees as of December 31, 2002. Approximately 37% of our employees are covered under collective bargaining agreements. On January 27, 2003, Commonwealth Telephone Company bargaining employees ratified a new labor contract with the Communications Workers of America that will remain in effect until November 30, 2005. Also, in August 2002, Commonwealth Communications bargaining employees ratified a new labor contract with the Communications Workers of America that will remain in effect until June 29, 2005.

Properties

Our property consists principally of central office equipment, telephone lines, telephone instruments and related equipment and land and buildings related to telephone operations. This plant and equipment is maintained in good operating condition for our CLEC and RLEC operations. The properties of our RLEC are subject to mortgage liens held by CoBank, ACB. We own substantially all of our central office buildings, administrative buildings, warehouses and storage facilities. All of the telephone lines are located either on private or public property. Locations on private land are governed by easements or other arrangements. We are not aware of any environmental liabilities which would have a material impact on our financial position or results of operations.

Legal Proceedings

In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. We do not believe these proceedings will have a material adverse effect on our results of operations or financial condition. Additionally, there are no other legal matters pending that we expect to have a material impact on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers as of September 30, 2003 are as follows:

Name	Age	Positions Held
James Q. Crowe	54	Director of our company since 1993. Chief Executive Officer of Level 3 Communications, Inc. since August 1997; President of Level 3 Communications, Inc. from August 1997 to February 2000; Chairman of the Board of Directors of WorldCom from January 1997 until July 1997 following the company’s merger with MFS Communications Company, Inc. in 1996; Former President, Chief Executive Officer and Chairman of the Board of MFS. Director of Level 3 Communications, Inc. since 1993. Director of RCN and PKS.

Frank M. Henry	70	Director of our company since 1980. Chairman of Frank Martz Coach Company (“Martz”) since 1995 and President of Martz from 1964 to 1995; President of Goldline, Inc. since 1975; member of the Northeastern Pennsylvania Regional Advisory Board of First Union Corporation. Director of Cable Michigan from September 1997 to November 1998.

Richard R. Jaros	51	Director of our company since 1993. Private Investor since 1998; Former President of Level 3 Communications, Inc. from 1996 to 1997; Executive Vice President of PKS from 1993 to 1997; Chief Financial Officer of PKS from 1995 to 1997; Chairman of CalEnergy Company, Inc., now known as MidAmerican Energy Holdings, Inc., from 1993 to 1994; President and Chief Operating Officer of CECI from 1992 to 1993; served in various capacities at PKS between 1980 and 1993. Director of Level 3 Communications, Inc., MidAmerican Energy Holdings, Inc. and RCN.

Daniel E. Knowles	73	Director of our company since 1995. President of Cambridge Human Resources Consulting Group since 1989. Former Director of Cable Michigan, Inc. (“Cable Michigan”) from September 1997 to November 1998.

Michael J. Mahoney	53	President and CEO as well as Director of our company since July 2000; Telecommunications consultant from October 1999 to July 2000; Director of our company from June 1995 to October 1999; President and Chief Operating Officer of our company from February 1994 to September 1997; Director, President and Chief Operating Officer of RCN Corporation from September 1997 to October 1999; President and Chief Operating Officer of Mercom from February 1994 to September 1997 and a Director of Mercom from January 1994 to November 1998; Executive Vice President of our Cable Television Group from June 1991 to February 1994; Executive Vice President of Mercom from December 1991 to February 1994; and Chief Operating Officer of Harron Communications Corporation from April 1983 to December 1990.

David C. McCourt	46	Director of our company since October 1993; Chairman of the Board of Directors of our company from October 1993 to September 3, 2003; Chairman, Chief Executive Officer and Director of RCN Corporation since September 1997; Chief Executive Officer of our company fromOctober 1993 to November 1998; Director, Chairman and Chief Executive Officer of Cable Michigan, Inc. from September 30, 1997 to

Name	Age	Positions Held
		November 1998; President from September 1992 to December 1999 and Director of Level 3 Telecom Holdings, Inc. from 1993 to March 2002; Chairman, Chief Executive Officer and Director of Mercom, Inc. from October 1993 to November 1998; Director of MFS Communications Company, Inc. from July 1990 to December 1996; President and Director of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, Inc. from 1988 to 1997; Director of Cable Satellite Public Affairs Network since June 1995; Director of WorldCom, Inc. from December 1996 to March 1998; and Director of Level 3 Communications, Inc. since March 1998.

David C. Mitchell	62	Director of our company since 1993. Telecommunications consultant from 1993 to 2002 for RCN and our company; Mr. Mitchell held various positions at Rochester Telephone Corporation from 1963 to 1992, including President of the Telephone Group, Chief Financial Officer and Director; Director of Lynch Inter Active Corporation since 1999; Director of Lynch Corporation from 1997 to 1999; Director of HSBC Bank, Inc., Rochester Advisory Board from 1989 to 2001; Director of USN Communications from 1997 to 2000; Director of Cable Michigan from 1997 to 1998.

Eugene Roth	68	Director of our company since 1989. Senior Partner at Rosenn, Jenkins & Greenwald L.L.P. (attorney since 1964); Director of Pennsylvania Regional Board of Directors of First Union National Bank, RCN and Geisinger Wyoming Valley Medical Center.

Walter Scott, Jr.	72	Chairman of the Board of our company since September 3, 2003; Director of our company since 1993. Chairman of Level 3 Communications, Inc. since 1979 and Director since 1964; Chairman Emeritus of Peter Kiewit Sons’, Inc. (“PKS”) since 1998; Director of PKS, Berkshire Hathaway, Inc., Burlington Resources, Inc., MidAmerican Energy Holdings, Inc., Valmont Industries, Inc. and RCN. Former Director of WorldCom from December 1996 to July 1997.

John J. Whyte	63	Director of our company since 1997. President of Whyte Worldwide PCE (Professional Corporate Executives) from 1986 to the present. As a member of Whyte Worldwide PCE, in addition to various consulting assignments, Mr. Whyte served as: Executive Vice President, Chief Operating Officer and Chief Information Technology Officer of Safety 1st, Inc.; Executive Vice President, President, and Chief Operating Officer of Risk Management, Inc.; and Executive Vice President and Chief Operating Officer of Infinium Software, Inc. Partner of Stavisky, Shapiro & Whyte CPA’s from 1970 through 1986.

Donald P. Cawley	44	Executive Vice President of our company since September 2003; Senior Vice President of our company from June 2000 to September 2003; Chief Accounting Officer of our company since May 1999; Vice President and Controller of our company from September 1997 to June 2000; Vice President and Controller of Commonwealth Telephone Company from February 1996 to September 1997; and Controller of Commonwealth Telephone Company from March 1992 to February 1996.

James DePolo	58	Chief Operating Officer of our company since March 2000; Executive Vice President of our company and Commonwealth Telephone Company

Name	Age	Positions Held
		since 1997; Executive Vice President of CTSI since July 1998; senior management positions at Metropolitan Fiber Systems, Inc. (MFS) from 1994 to 1997, including Division President—MFS Intelenet, President—Realcom, and Vice President of Sales Operations—UUNet; senior management positions at Sprint from 1985 to 1993, including Vice President and General Manager—Alternate Channels, Vice President of Marketing—Western Business Market Group, Vice President of Strategic Marketing, Vice President and General Manager—West Division and Vice President of Sales and Marketing—West Division; Director of Engineering, Marketing and Sales—West Division for Satellite Business Systems from 1983 to 1985.

Scott Burnside	59	Senior Vice President of Regulatory and Government Relations since May 2003; Senior Vice President of Regulatory and Government Affairs for RCN Corporation from October 1997 to May 2003; Board member of the Pennsylvania Telephone Association; serves on the United States Telecom Association Telecom Policy and Legislative Tactics committees.

Raymond J. Dobe, Jr	56	Senior Vice President and General Manager of CTSI since December 2000; Senior Vice President of New Market Development, CTSI, from July 2000 to December 2000; Vice President and General Manager—Northeastern and Central PA Operations, CTSI, from July 1999 to June 2000; Vice President of Operations, Engineering and Customer Service, CTSI, from January 1998 to June 1999; Director of Operations, CTSI, from July 1997 to January 1998; Regional Director—Mid-Atlantic, Metropolitan Fiber Systems, Inc. from 1995 to 1997; District Manager—Mid-Atlantic Field Service, MCI Telecommunications, Inc. from 1993 to 1995; District Manager—Washington, DC and Northern VA, MCI Telecommunications, Inc. from 1990 to 1993.

DG Gulati	53	Senior Vice President of Corporate Development of our company since December 2002; Senior Vice President of Operations and Engineering of RCN Corporation from 2001 to 2002; Senior Vice President of Network Engineering of RCN Corporation from 1997 to 2000; Vice President of Business Development of C-TEC Corporation from 1995 to 1997; Director of Telecommunications of Cablevision Industries from 1994 to 1995; Assistant Vice President of Network Services of Warwick Valley Telephone Company from 1993 to 1994; and various positions with Rochester Telephone Corporation from 1982 to 1993.

Raymond B. Ostroski	48	Senior Vice President, General Counsel and Corporate Secretary of our company since February 2003; Vice President, General Counsel and Corporate Secretary of our company from December 2002 to February 2003; Senior Corporate Counsel and Assistant Corporate Secretary of our company from January 2002 to November 2002; Legal Consultant with RBO Consulting from January 1998 to December 2001; Executive Vice President, General Counsel and Corporate Secretary of RCN Corporation from October 1997 to December 1997; Executive Vice President, General Counsel and Corporate Secretary of C-TEC Corporation from February 1991 to September 1997; Corporate Counsel and Assistant Corporate Secretary of C-TEC from August 1988 to February 1991; Associate Counsel of C-TEC from August 1985 to August 1988; and Attorney at the law firm of Hoegen & Marsh, PC from August 1983 to August 1985.

Name	Age	Positions Held
James F. Samaha	38	Senior Vice President and General Manager of Commonwealth Telephone Company since August 2001; Senior Vice President of Internet and Data Services of our company from December 2000 to August 2001; Senior Vice President of Business Development of our company from July 2000 to December 2000; Vice President and General Manager of Jack Flash® from June 1999 to July 2000; Vice President of Finance of our company from March 1998 to June 1999; Director of Corporate Development, and other management positions, AT&T Local Services (formerly Teleport Communications Group) from 1993 to 1998.

David G. Weselcouch	47	Senior Vice President of Investor Relations and Corporate Communications of our company since June 2000; Vice President of Investor Relations and Corporate Communications of our company from March 1999 to June 2000; Vice President of Investor Relations of our company from 1998 to 1999; Director—Investor Relations of GTE Corporation from 1993 to 1998; Manager—Capital Markets Development and Administration of GTE Corporation from 1989 to 1993.

On April 23, 2003, Michael Adams and Timothy Stoklosa, each a member of our board of directors since 1999, resigned from the board of directors. Each of Mr. Adams and Mr. Stoklosa is an officer of RCN Corporation. Level 3 Communications, Inc. owns a significant equity interest in RCN Corporation. In light of (i) the fact that Level 3 Communications, Inc. had previously sold a significant portion of its interest in our equity securities, (ii) the possibility that we and Level 3 Communications, Inc. would enter into the recapitalization agreement and (iii) the fact that Level 3 Communications, Inc.’s voting interest in our company will be further reduced if the recapitalization is completed, we and Messrs. Adams and Stoklosa determined that it would be appropriate for Messrs. Adams and Stoklosa to resign from our board of directors. After the resignations, our board of directors had ten remaining members.

At a meeting held on April 24, 2003, our board of directors set the number of members constituting the entire board of directors at ten. This was done in accordance with our bylaws, which provide that the number of directors constituting the entire board shall be not less than six nor more than twenty-four and shall be determined from time to time by the board of directors. Pennsylvania law and our bylaws require that each of the three classes of directors be as nearly equal in number as possible. To maintain the classes as nearly equal in number as possible while making the fewest changes within the classes of directors, the board of directors set the classes as follows:

Class I (expires 2003) – 4 Directors

Class II (expires 2004) – 3 Directors

Class III (expires 2005) – 3 Directors

After the resignations of Messrs. Adams and Stoklosa (each a member of Class III), Class III then had two members, and Class I and Class II each had four members. In order to have the proper number of directors in each class, at the April 24 meeting of the board of directors, Eugene Roth resigned as a Class II Director and was selected by a vote of the board of directors to fill the vacancy in Class III. At the April 24 meeting of the board, and prior to the selection of Eugene Roth as a Class III Director, the provision in our bylaws providing that a person selected by the board of directors to fill a vacancy on the board would serve in such position until the next election of directors, was amended, consistent with Pennsylvania law, to provide that any person elected by the board of directors to fill a vacancy in a given class will hold office for the remainder of the term of that class.

Directors’ Compensation

Directors of our company who are employees of our company, our subsidiaries or RCN Corporation did not receive directors’ fees in 2002. In 2003, our non-employee directors, including RCN Corporation employees, will receive an annual directors’ fee of $30,000 which is paid in cash, plus $1,000 in cash per meeting of the board of directors. Committee members are paid $1,000 in cash for each committee meeting attended. Board and committee members who attend “in person” Board or committee meetings telephonically are paid $750 in cash. The Chairman of the Audit Committee receives an annual fee of $10,000 in cash, while the other members of the Audit Committee receive an annual fee of $5,000 in cash. The Chairman of the Compensation/Pension Committee receives an annual fee of $5,000 in cash while other members of the Compensation/Pension Committee receive an annual fee of $2,000 in cash. The Chairman of the Corporate Governance Committee and its members receive annual fees in the amounts of $7,500 and $2,500, respectively. These annual fees for the committees are in addition to their per meeting fees. Pursuant to the 1997 Non-Management Directors’ Stock Compensation Plan, each non-employee director receives an annual grant of restricted common stock in the amount of 1,000 shares on the date of the Annual Meeting of Shareholders.

Board Committees

Executive Committee

The Executive Committee exercises, to the maximum extent permitted by law, all powers of the board of directors between board meetings, except those functions assigned to specific committees. The current Executive Committee consists of Walter Scott, Jr., Chairman, Richard Jaros and Michael J. Mahoney.

Audit Committee

The principal functions of the Audit Committee are detailed in the Audit Committee Charter and include (i) oversight of the majority of the financial reporting process; (ii) oversight of the internal controls over financial reporting; (iii) as related to financial reporting, oversight of internal auditors’ roles and responsibilities; and (iv) hiring of the independent auditors. The Audit Committee consists of the following three (3) directors who are not employees of our company: John J. Whyte, Chairman, Richard R. Jaros and David C. Mitchell. Mr. Mitchell was appointed to the Audit Committee effective January 1, 2003. Each member of the Audit Committee is “independent” as such term is defined in Rule 4200 (a) (15) of the NASD listing standards. During 2002, Stuart E. Graham was a member of the Audit Committee until his resignation from the Company’s Board of Directors on December 3, 2002. Mr. Jaros replaced Mr. Henry on the Audit Committee effective September 3, 2003.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing and overseeing Corporate Governance Guidelines for our company, as well as developing candidate slates and recommending individuals to fill vacancies on our company’s Board. The current Corporate Governance Committee consists of the following three (3) directors who are not our employees: David C. Mitchell, Chairman, Frank Henry and Eugene Roth, Esq.

Compensation/Pension Committee

The principal functions of the Compensation/Pension Committee are detailed in the Compensation/Pension Committee Charter and include making recommendations to the board of directors concerning the salaries and incentive compensation awards for the top levels of our management and our subsidiaries, and establishing compensation policy. The Compensation/Pension Committee also oversees our annual bonus system, the Equity Incentive Plan and the Executive Stock Purchase Plan. In addition, the Compensation/Pension Committee reviews and evaluates the investment performance of our various pension and retirement plans, and monitors the performance of the administrators, investment managers and trustees of such plans, as well as reviews the actuarial assumptions used in setting our funding policies for such plans. The current Compensation/Pension

Committee consists of the following three (3) directors who are not our employees: Eugene Roth, Esq., Chairman, Daniel E. Knowles and John J. Whyte.

Special Committee

During 2001 and 2002, the Special Committee met nine times with respect to the Level 3 Communications, Inc. registration rights agreement (as described in more detail under “Certain Relationships and Related Transactions”). In connection with their service with respect to this matter, the Chairman of the Special Committee, Eugene Roth, received aggregate fees of $45,000 and the other two members of the Special Committee, Frank M. Henry and Daniel E. Knowles, each received aggregate fees of $33,500. During 2002, the Special Committee also met three times with respect to the Level 3 Communications, Inc. shelf registration agreement (as described in more detail under “Certain Relationships and Related Transactions”) and possible other related transactions involving Level 3, other than the Recapitalization Transaction. In connection with their service in 2002 on these matters, Mr. Roth, received aggregate fees of $10,000 and Mr. Henry and Mr. Knowles, each received aggregate fees of $5,000. The Special Committee met once in January and twice in April 2003 with respect to the Recapitalization Transaction. In connection with their service to date in 2003, the Chairman of the Special Committee has received aggregate fees of $10,000 and the other two members have each received aggregate fees of $5,000.

Compensation Committee Interlocks and Insider Participation

We paid approximately $69,000 to Rosenn, Jenkins & Greenwald, L.L.P. for legal services during 2002. Also, we received approximately $64,000 in telephone service, long-distance and Internet revenues from Rosenn, Jenkins & Greenwald, L.L.P. during 2002. Mr. Roth, a director of our company and a member of the Compensation/Pension Committee, the Corporate Governance Committee and the Special Committee, is a Senior Partner at the law firm.

Executive Compensation

The following table sets forth, for the fiscal years ending December 31, 2002, 2001 and 2000, the cash compensation, as well as certain other compensation, paid or accrued to the Chief Executive Officer and the top four (4) other most highly compensated executive officers of our company (the named executive officers).

SUMMARY COMPENSATION TABLE

Long Term Compensation
		Annual Compensation (1)			Awards		Payouts
Name and Position	Year	Compen- sation/ Salary($)	Bonus ($)	Other Annual Comp.($)	Restricted Stock Awards ($)(2)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compen- sation ($) (3)
Michael J. Mahoney President and Chief Executive Officer	2002 2001 2000	388,462 294,231 101,923	625,000 600,000 400,000	— — —	187,489 188,942 94,871	— 200,000 —	— — —	690 719 230

James DePolo (4) Executive Vice President and Chief Operating Officer	2002 2001 2000	283,503 264,000 260,000	450,000 528,000 300,000	— — —	— — 1,655,938	— 60,000 70,000	— — —	— — —

Donald P. Cawley Executive Vice President and Chief Accounting Officer	2002 2001 2000	187,692 167,692 142,404	200,000 204,000 125,000	— — —	79,167 75,134 1,010,959	— 50,000 10,000	— — —	6,614 3,436 5,257

Raymond J. Dobe, Jr. Senior Vice President and General Manager of CTSI, LLC	2002 2001 2000	168,846 158,846 140,288	111,916 112,000 60,000	— — —	56,152 54,169 749,746	12,000 10,000 10,000	— — —	5,140 4,965 5,545

James Samaha Senior Vice President and General Manager of Commonwealth Telephone Company	2002 2001 2000	154,423 148,846 128,654	109,599 105,000 50,000	— — —	57,343 72,182 518,328	12,000 10,000 10,000	— — —	4,214 2,862 4,726

(1)	Includes the amount of deferred compensation contributed by the named executive officers to purchase share units pursuant to our Executive Stock Purchase Plan. Refer to footnote (2) below.
(2)	Represents the market value on the date of grant of matching share units acquired in lieu of cash compensation pursuant to our Executive Stock Purchase Plan and the market value of restricted stock acquired in lieu of cash compensation at the date of the grant of the restricted stock pursuant to our Equity Incentive Plan. See footnote (6) under “Security Ownership of Certain Beneficial Owners and Management.”

As of December 31, 2002, the aggregate holdings and the value of share units of our common stock were:

Name	Share Units (#)	Aggregate Value ($)
Michael J. Mahoney	18,050	646,912
Donald P. Cawley	9,670	346,584
Raymond J. Dobe, Jr.	6,866	246,083
James Samaha	6,943	248,828

Vesting of share units in our Executive Stock Purchase Plan is accelerated upon a change in control of our company. Dividends, if any, are paid on restricted share units. Subject to continued employment, restricted share units credited to participants’ accounts vest in three (3) calendar years following the date on which the share units were initially credited to the participant’s account.

The Restricted Stock Awards column also includes the market value on the date of grant of a restricted stock award of 35,000 shares, market value $1,655,938, to Mr. DePolo; 20,000 shares, market value $946,250, to Mr. Cawley; 15,000 shares, market value $709,687, to Mr. Dobe; and 10,000 shares, market value $473,125, to Mr. Samaha.

The aggregate holdings and the value of the restricted stock as of December 31, 2002 were: Mr. DePolo, 17,500 shares, aggregate value $627,200; Mr. Cawley, 10,000 shares, aggregate value $358,400; Mr. Dobe, 7,500 shares, aggregate value $268,800; and Mr. Samaha, 5,000 shares, aggregate value $179,200.

(3)	Includes the following amounts for the last fiscal year:

(i) Michael J. Mahoney: $690 — we paid life insurance;

(ii) Donald P. Cawley: $300 — we paid life insurance; $6,314 — 401(k) company match;

(iii) Raymond J. Dobe, Jr.: $1,290 — we paid life insurance; $3,850 — 401(k) company match;

(iv) James Samaha: $270 — we paid life insurance; $3,944 — 401(k) company match.

(4)	During 2002 and through March 2003, Mr. DePolo acted as an independent consultant for our company. As of April 1, 2003, Mr. DePolo became a full-time employee of our company. See “—Employment Agreements”.

CTE Options/SAR Grants in Fiscal Year 2002

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Emp. In Fiscal Yr. 2002	Exercise Or Base Price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term

					5%($)	10%($)
Michael J. Mahoney	—	—	—	—	—	—
James DePolo	—	—	—	—	—	—
Donald P. Cawley	—	—	—	—	—	—
Raymond J. Dobe, Jr.	12,000	4.78	38.79	3/05/12	292,738	741,855
James Samaha	12,000	4.78	38.79	3/05/12	292,738	741,855

Fiscal Year-End Option Values (1)

	Number of Securities Underlying Options at December 31, 2002		Value of Unexercised In-The- Money Options at December 31, 2002 (2)
Name	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Michael J. Mahoney	112,000	268,000	71,100	284,400
James DePolo	96,000	104,000	649,370	242,330
Donald P. Cawley	36,005	49,000	405,642	104,745
Raymond J. Dobe, Jr.	6,000	31,000	3,555	70,295
James Samaha	6,000	31,000	3,555	58,420

(1)	All options become fully vested on a change of control of our company.
(2)	The fair market value of CTE common stock at the close of trading on December 31, 2002 was $35.84 per share.

Pension Benefits

The following table shows the estimated annual benefits payable under our pension plan upon retirement for the named executive officers based upon the compensation and years of service classifications indicated:

	Years of Service
Average Compensation	5	10	15	20	25
$100,000	$5,689	$11,378	$17,066	$22,755	$28,444
125,000	7,376	14,753	22,129	29,505	36,881
150,000	9,064	18,128	27,191	36,255	45,319
175,000	10,751	21,503	32,254	43,005	53,756
200,000	12,439	24,878	37,316	49,755	62,194

Pensions are computed on a single straight life annuity basis and are not reduced for social security or other offset amounts. Participants receive a pension based upon average compensation multiplied by the number of years of service. Average compensation is computed on the basis of the average of the employee’s highest five (5) consecutive annual base salaries in the ten (10) years immediately preceding retirement. The compensation covered by this plan is generally based upon the compensation disclosed as salary in the “Summary Compensation Table”.

Employment Agreements

During 2002 and through March 2003, Mr. DePolo acted as an independent consultant for our company pursuant to an agreement with us. Under the terms of this agreement, Mr. DePolo received a fee of $24,167 per month as well as other consideration in exchange for acting as the Chief Operating Officer of our company. The agreement was terminable by either party without penalty on sixty days’ written notice. Under the agreement, Mr. DePolo undertook to, among other things: i) indemnify us for harm resulting from his actions; ii) protect our proprietary information; iii) maintain adequate insurance; and iv) refrain from soliciting our employees for a two-year period following termination of the agreement. Under the agreement, we agreed to indemnify and hold Mr. DePolo harmless in the performance of his duties as Chief Operating Officer as well as to provide coverage for Mr. DePolo under our Directors and Officers insurance policy. As of April 1, 2003, Mr. DePolo became a full-time employee of our company and his consulting agreement was terminated.

Compensation Philosophy

Our compensation philosophy for all executive officers, including the Chief Executive Officer, is to provide performance-based cash and equity-based compensation programs that recognize those executives whose efforts enable us to achieve our business objectives and enhance shareholder value.

The principles of our compensation philosophy are as follows:

Competitive Positioning    Our objective is to provide competitive total direct compensation opportunities, consisting of competitive base salaries, competitive to somewhat more than competitive annual incentive compensation opportunities, and competitive longer-term, equity-based incentive opportunities. We define “competitive” as a narrow range around the market median, on a size-adjusted basis, where the range is employed to recognize differences in performance, roles and responsibilities as well as taking into account our financial performance as compared to our peer group (as described below).

Competitive Comparisons    The desired level of base salary, annual incentives, longer-term equity incentives and total direct compensation are compared to executives with comparable responsibilities in similar firms (the “peer group” firms) and data from telecommunications industry survey sources for firms of comparable size. Peer group firms are selected on the basis of similarity of service, market, revenue, and market capitalization. Peer group firms are reviewed annually for continued relevance. The Compensation/Pension Committee regularly works with an outside consultant to reassess peer group firms and to establish appropriate base salary, annual incentive, and longer-term equity incentive guidelines for each executive officer, including the Chief Executive Officer, considering the results of competitive analysis and our desired competitive positioning.

Performance Orientation     Our annual incentive program provides each executive officer, including the Chief Executive Officer, with an opportunity to earn awards based on the achievement of predetermined corporate and business unit financial and operational objectives. Annually, the Compensation/Pension Committee reviews and approves our objectives as well as the objectives for each executive officer, including the Chief Executive Officer, weights each objective based on its relative importance, and establishes certain relationships between performance achievement and rewards. At the close of each year, the Compensation/Pension Committee reviews our performance with respect to these objectives and makes an appropriate award using a scorecard approach. While awards under the annual incentive plan are typically derived directly from the formulas relating to performance and reward, the Compensation/Pension Committee reserves the right to make appropriate adjustments.

Alignment with Shareholder Value    We believe that the best way to align executive interests with shareholder value is through regular, though not necessarily annual, grants of equity-based compensation such as restricted stock and stock options. Grants of equity incentives to executive officers, including the Chief Executive Officer, consider our performance, the guidelines developed through competitive analysis, the officers’ roles and responsibilities, the performance of the individual and the degree to which they are encouraged to continue employment through prior grants. To further align the interests of our executives with that of shareholders, we encourage executives to acquire and maintain an equity stake in our company. To assist executives in accumulating this equity position on a pre-tax basis, we implemented the Executive Stock Purchase Plan pursuant to which an executive may purchase our common stock through deferral of earned and otherwise payable compensation, which we then match.

All decisions regarding compensation for the executive officers, including the Chief Executive Officer, are made by the Compensation/Pension Committee with respect to these principles.

Decision-Making Process

For the executive officers of our company other than the Chief Executive Officer, the Chief Executive Officer makes recommendations (for the Committee’s consideration) regarding base salary, annual incentive opportunities and awards, and longer-term incentives consistent with our compensation guidelines and our compensation philosophy. The Compensation/Pension Committee, in its sole discretion, has the right to approve or amend these recommendations, as well as to establish the base salary, annual incentives, and longer-term incentives for the Chief Executive Officer. In making specific decisions about all pay elements, the Compensation/Pension Committee considers the philosophy and guidelines described here, as well as the individual performance evaluations for the executive officers made by the Chief Executive Officer, their roles in the organization and their responsibilities relative to the responsibilities of other executive officers within our company.

Executive Officer Compensation

The base salaries paid to executive officers in 2002, including to the Chief Executive Officer, were determined in accordance with the philosophy and process outlined above. We believe that base salaries for the executive officers, including the Chief Executive Officer, are competitive for comparable positions in similar firms.

The annual incentive awards paid to executive officers, including the Chief Executive Officer, in early 2003 for 2002 (and shown in the Summary Compensation Table) were determined using a scorecard approach in accordance with the philosophy and process outlined above. The plan was designed to provide a strong link between the financial success of the Company and individual performance and rewards. These awards reflect the exceptional performance of our company and the executive officers with respect to predetermined financial and non-financial objectives during 2002.

Restricted stock grants in early 2003 for 2002 to executive officers, including the Chief Executive Officer, were made in accordance with the philosophy and process outlined above. This reflects a change in philosophy from previous years when stock options were granted to management as long-term compensation. In determining its restricted stock grants to the Chief Executive Officer and certain other executive officers, the Compensation/Pension Committee carefully considered their prior equity incentive grants and determined that the grants made were appropriate to further align these executives with shareholder interests and to retain these executives over time.

Chief Executive Officer Compensation

For fiscal year 2002, Mr. Mahoney received a salary of $400,000 and a bonus of $625,000. Mr. Mahoney’s short-term incentive award was determined using the scorecard approach as well as additional considerations relative to certain non-financial achievements during 2002. The payment reflects the exceptional performance of our company and Mr. Mahoney with respect to predetermined financial and non-financial objectives during 2002.

Chairman of the Board of Directors Compensation

Mr. McCourt, the Chairman of our company until September 3, 2003, was not compensated by our company in 2002, but was compensated by RCN or one of its affiliates. Mr. McCourt’s services were provided to our company under the terms of a management services agreement with RCN Corporation as described in “Certain Relationships and Related Transactions.” This management services agreement is no longer in effect.

Compliance with Internal Revenue Code Section 162(m)

Our incentive based compensation plans are designed to be consistent with the performance-based requirements of Internal Revenue Code Section 162(m). The 2002 Bonus Plan was put in place toward that end. The Compensation/Pension Committee has determined that it is in our company’s interest to maintain plans that provide the Compensation/Pension Committee with a degree of flexibility and, therefore, all awards made through our incentive plans, from time to time, may not be fully deductible.

Performance Graph

The following performance graph compares the performance of our common stock and our class B common stock to the NASDAQ Stock Market (U.S.) Index and the NASDAQ Telecommunications Index. The graph assumes that the value of the investment in our common stock, our class B common stock and each index was $100 at December 31, 1997. It also assumes the reinvestment of dividends, if applicable.

Comparison of Five-Year Cumulative Total Return

Among Commonwealth Telephone Enterprises, Inc.,

The NASDAQ Stock Market (U.S.) Index and The NASDAQ Telecommunications Index

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We entered into an agreement with RCN Long Distance whereby Commonwealth Long Distance Company and our CLEC purchased long-distance services from RCN Long Distance for resale to customers of Commonwealth Long Distance Company and our CLEC. In 2002, Commonwealth Long Distance Company and our CLEC incurred approximately $4,200,000 of expenses associated with this long-distance resale agreement and related customer service expenses. This agreement expired in September 2002 and is no longer in effect. In addition, we paid RCN Long Distance $82,000 in 2002 for network costs.

During 2002, RCN Corporation provided certain management services to us pursuant to a management services agreement between the parties. In 2002, these services included the Office of the Chairman. The amount paid by us for such services in 2002 was $1,200,000. This relationship was not the result of an arms-length negotiation between unrelated parties. This contract was terminated in 2002 and these services are no longer being provided to us by RCN Corporation.

In 2002, we purchased certain properties from RCN Corporation, a portion of which was formerly leased from RCN Corporation. The purchase price was approximately $2,000,000 and the agreement was the result of an arms-length negotiated transaction.

Our RLEC and our CLEC received approximately $1,100,000 during 2002 in access charges from RCN Long Distance as a result of RCN Long Distance originating and terminating traffic on our networks. In addition, our RLEC and our CLEC received approximately $1,000,000 in 2002 in local service, telephone access, toll and enhanced service revenue from related parties, primarily RCN companies. These agreements were the result of arm’s-length negotiations.

In September 1997, we entered into a tax sharing agreement with RCN Corporation and Cable Michigan, Inc. The agreement governs contingent tax liabilities and benefits, tax contests and other tax matters arising on or before the distribution date as that term is defined in the tax sharing agreement. Under the tax sharing agreement, adjustments (as defined in the tax sharing agreement) to taxes that are clearly attributable to Cable Michigan, Inc., RCN Corporation or our company will be allocated solely to that company. Adjustments to all other tax liabilities will generally be allocated 50% to our company, 20% to Cable Michigan, Inc. and 30% to RCN Corporation.

We paid approximately $69,000 in 2002 to Rosenn, Jenkins & Greenwald, L.L.P. for legal services. Also, we received approximately $64,000 in 2002 in telephone service, long-distance and Internet revenues from Rosenn, Jenkins & Greenwald, L.L.P. Mr. Roth, a director of our company, is a senior partner at the law firm.

We paid approximately $62,000 in 2002 to Hanify and King for legal services. Terence McCourt, Esq., a partner in the law firm, is a brother of Mr. McCourt, a director and Chairman of our company during 2002.

We, primarily through our CLEC, recorded approximately $62,000 of telecommunications services revenue from Martz Trailways in 2002. Mr. Henry, a director of our company, is Chairman of Martz Trailways.

In 2002, we recorded approximately $493,000 in telecommunications services revenues from the Geisinger Health System and its subsidiaries. Mr. Roth, a director of our company, is a director of Geisinger Wyoming Valley Medical Center.

We had a telecommunications consulting agreement with Mr. Mitchell, a director of our company, through December 2002. Consulting fees, including expenses, paid to Mr. Mitchell in 2002 were approximately $31,000.

In 1999, we entered into a $240.0 million revolving credit facility with First Union (Wachovia) Securities. First Union has acted as intermediary for us in $85.0 million of interest rate swaps. In addition, Wachovia Capital Markets, LLC, an affiliate of First Union, was one of the initial purchasers of our 3 1/4% convertible notes due 2023. Mr. Henry, a director of our company, is a member of the NEPA Regional Advisory Board of First Union Corporation. Mr. Roth, a director of our company, is a director of the Pennsylvania Regional Board of Directors of First Union National Bank.

We, through our subsidiary epix® Internet Services, Inc., paid approximately $348,000 to Level 3 Communications, Inc. in 2002 for integrated communications services including transport services, colocation and gateway services and Softswitch services. This agreement was the result of arm’s-length negotiations.

In October 1998, we entered into a registration rights agreement with Walter Scott, Jr., James Q. Crowe and David C. McCourt, each of whom is an officer and/or director of Level 3 Communications, Inc. as well as a director of our company. Pursuant to such agreement, a majority of these shareholders may make up to two requests that our company file a registration statement under the Securities Act of 1933, as amended, with respect to certain shares of our common stock they beneficially own, if: (i) the shares of our common stock sought to be registered have a fair market value (as defined in the agreement) in excess of $1.0 million; and (ii) a demand for registration has not been made within 180 days prior to such demand. This agreement also provides for unlimited “piggyback” registration rights whereby if we propose to file certain types of registration statements relating to an offering of any of our equity securities under the Securities Act, for our company or our company’s other shareholders, we must provide prompt notice to each of these shareholders and include in such registration certain shares of our stock held by each shareholder that each shareholder requests to be included. In the registration rights agreement, we agreed to indemnify these shareholders and any underwriters for any material misstatements or omissions contained in any registration statement or prospectus related to the registrable securities except for any material misstatements or omissions that arise from information furnished to us by any of the shareholders or underwriters. These shareholders have agreed to indemnify us for any material misstatements or omissions that arise from information supplied by them. We have agreed to pay the following expenses incurred in connection with a registration pursuant to this agreement: (i) registration and filing fees with the SEC and NASD; (ii) fees and expenses of compliance with securities or blue sky laws; (iii) printing expenses; (iv) fees and expenses incurred in connection with the listing or quotation of the registrable securities; (v) fees and expenses of counsel to our company and of the independent certified public accountants for our company; (vi) the reasonable fees and expenses of any additional experts retained by us in connection with such registration; and (vii) the reasonable fees and expenses of one counsel for all the participating shareholders not in excess of $25,000. These shareholders have agreed to pay any underwriting fees, discounts or commissions attributable to the sale of the securities and any out-of-pocket expenses of these shareholders.

We are a party to a registration rights agreement with Level 3 Communications, Inc. dated as of February 7, 2002 and amended on April 23, 2003 which permitted Level 3 Communications, Inc. to make up to three demands for us to register Level 3 Communications, Inc.’s shares of our equity securities. Level 3 Communications, Inc. exercised one of these demands in February 2002. Each of its two remaining demands may not be made within 150 days of the effective date of a prior demand, and must be for not less than (x) 1,500,000 shares of our equity securities, (y) our equity securities representing the right to cast at least 6,500,000 votes at a meeting of our shareholders or (z) all of Level 3 Communications, Inc.’s remaining shares of our equity securities. Alternatively, Level 3 Communications, Inc. could use its remaining demand rights to request that we file a shelf registration statement for all of its remaining shares of our equity securities.

Pursuant to the Level 3 Communications, Inc. registration rights agreement, Level 3 Communications, Inc. also has unlimited “piggyback” registration rights whereby if we propose to file certain types of registration statements, either for our company or our other shareholders, we must provide prompt notice to Level 3 Communications, Inc. and register certain of Level 3 Communications, Inc.’s shares if Level 3 Communications, Inc. so chooses. In connection with such a “piggyback” registration, we have agreed to pay (i) registration and filing fees with the SEC and NASD; (ii) fees and expenses of compliance with securities or blue sky laws; (iii) printing expenses; (iv) fees and expenses incurred in connection with the listing or quotation of the shares; (v) fees and expenses of counsel to our company and of the independent certified public accountants of our company; (vi) the reasonable fees and expenses of any additional experts our company retains in connection with such registration; and (vii) the reasonable fees and expenses of one counsel for Level 3 Communications, Inc. not to exceed $25,000. Level 3 Communications, Inc. has agreed to pay any underwriting fees, discounts or commissions incurred in connection with such a “piggyback” registration.

We are also a party to a shelf registration agreement dated November 12, 2002 with Level 3 Communications, Inc., which superseded the Level 3 Communications, Inc. registration rights agreement with respect to (i) sales of certain shares of our common stock held by Level 3 Communications, Inc. at that time (but not with respect to our class B common stock held by Level 3 Communications, Inc. or any of our common stock or other securities into which such shares of our class B common stock are converted or exchanged) and (ii) the allocation of expenses between us and Level 3 Communications, Inc. for sales by Level 3 Communications, Inc. of shares of our equity securities whether pursuant to the Level 3 Communications, Inc. shelf registration agreement or the Level 3 Communications, Inc. registration rights agreement.

Pursuant to the Level 3 Communications, Inc. shelf registration agreement, we filed a shelf registration statement covering the remaining 4,741,326 shares of our common stock that Level 3 Communications, Inc. continued to own following the April 2002 Level 3 Communications, Inc. sale. On December 18, 2002, Level 3 Communications, Inc. completed the sale of all of these shares in an underwritten offering.

Although Level 3 Communications, Inc. has two demands remaining under the Level 3 Communications, Inc. registration rights agreement, we are required only to pay 50% (and any excess over $500,000) of the company expenses incurred in connection with one of these demands. Under the Level 3 Communications, Inc. registration rights agreement and the Level 3 Communications, Inc. shelf registration agreement, we have agreed to indemnify Level 3 Communications, Inc. and any underwriters for any material misstatements or omissions contained in any registrations made thereunder, except for any material misstatements or omissions that arise from information furnished to us by Level 3 Communications, Inc. or the underwriters, and Level 3 Communications, Inc. has agreed to indemnify us for any material misstatements or omissions that arise from certain information Level 3 Communications, Inc. supplied to us for use in registration statements filed pursuant the terms of such agreements (subject to a specified limit).

The Recapitalization Transaction

At our annual meeting of shareholders held on September 3, 2003, our shareholders approved a proposal to amend our articles of incorporation to reclassify and convert each outstanding share of our class B common stock into 1.09 shares of our common stock and to eliminate all provisions relating to the class B common stock and certain inoperative provisions from our articles of incorporation (the “Recapitalization Transaction”). The Recapitalization Transaction was proposed in accordance with a recapitalization agreement dated as of April 24, 2003 among us, Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc., a subsidiary of Level 3 Communications, Inc. Pursuant to the Recapitalization Transaction, the 2,025,381 shares of our class B common stock that were outstanding prior to the Recapitalization Transaction were converted into approximately 2,207,665 shares of our common stock.

Following the approval and implementation of the Recapitalization Transaction, the relative voting power of our shareholders has changed, as did the relative voting power of Level 3 Communications, Inc.

The following tables illustrates the principal effects of the Recapitalization Transaction on holders of our common stock and former holders of our class B common stock by comparing their relative positions immediately prior to the Recapitalization Transaction and immediately after the Recapitalization Transaction.

All amounts in this section are based on the number of shares of our class B common stock and our common stock outstanding on June 20, 2003.

	Holders of Class B Common Stock prior to the Recapitalization Transaction	Holders of Common Stock prior to the Recapitalization Transaction
Prior to the Recapitalization Transaction
Shares held	2,025,381 shares of class B common stock	21,717,406 shares of common stock
Percentage of Voting Power	58.3%	41.7%
Percentage of CTE
Combined Common Equity	8.5%	91.5%

After the Recapitalization Transaction
Shares held	2,207,665 shares of common stock	21,717,406 shares of common stock
Percentage of Voting Power	9.2%	90.8%
Percentage of CTE
Combined Common Equity	9.2%	90.8%

Prior to the Recapitalization Transaction, Level 3 Communications, Inc. owned 1,017,061 shares of our class B common stock, or approximately 50.2% of the then-outstanding class B common stock, and owned no shares of our common stock. At that time, Level 3 Communications, Inc.’s shares of our class B common stock represented 4.3% of the economic interest of our company and 29.3% of the total voting power of our company. Following the Recapitalization Transaction, Level 3 Communications, Inc. now owns approximately 1,108,596 shares of our common stock, or approximately 4.6% of the economic interest and voting power of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information regarding the beneficial ownership of our common stock as of September 30, 2003 held by: (i) each current director of our company; (ii) the named executive officers; (iii) persons who are currently directors or executive officers of our company as a group; and (iv) each person known to us to own beneficially more than 5% of the outstanding shares of our common stock. The “Percent of Outstanding Shares” columns represent ownership, not voting interest. Shares of our common stock have one (1) vote per share. Each director or named executive officer has investment and voting power over the shares listed opposite his name except as set forth in the footnotes hereto.

	Common Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Outstanding Shares(1)
Donald P. Cawley (2)(6)	97,341	*
James Q. Crowe (3)(14)	24,629	*
James DePolo (4)	176,763	*
Raymond J. Dobe, Jr. (5)(6)	23,210	*
Frank M. Henry (3)	65,694	*
Richard R. Jaros (3)(14)	12,886	*
Daniel E. Knowles (7)	13,484	*
Michael J. Mahoney (6)(8)	244,022	1%
David C. McCourt (6)(14)	16,551	*
David C. Mitchell (3)	14,645	*
Eugene Roth (9)	6,408	*
James Samaha (6)(10)	25,455	*
Walter Scott, Jr. (3)(14)	118,062	*
John J. Whyte (3)	12,680	*
Directors and Executive Officers as a group (16 persons)	926,961	4%
Eldorado Equity Holdings, Inc. (11)	1,108,596	5%
Mario J. Gabelli Group (12)	1,623,295	7%
Liberty Wanger Asset Management, L.P. (13)	1,675,000	7%

*	Less than one percent of the outstanding shares of common stock.
(1)	Includes vested matching share units and participants’ contributions under the Executive Stock Purchase Plan (further described below) at September 30, 2003.
(2)	Includes options to purchase 51,005 shares of our common stock exercisable within 60 days after September 30, 2003.
(3)	Includes options to purchase 10,000 shares of our common stock exercisable within 60 days after September 30, 2003.
(4)	Includes options to purchase 136,000 shares of our common stock exercisable within 60 days after September 30, 2003.
(5)	Includes options to purchase 6,000 shares of our common stock exercisable within 60 days after September 30, 2003.
(6)

Under our Executive Stock Purchase Plan, participants who defer current compensation are credited with “share units” with a value equal to the amount of the deferred pretax compensation. The value of a share unit is based on the value of a share of our common stock. We also credit each participant’s matching account under the Executive Stock Purchase Plan with 100 percent of the number of share units credited based on the participant’s elective contributions. Share units credited to participants’ elective contribution accounts are fully and immediately vested. Share units credited to participants’ matching accounts generally vest on the third anniversary of the date they are credited, subject to continued employment. Share units credited to a participant’s matching account become fully vested on a change in control of our company, or on the participant’s death or disability while actively employed. We have established a grantor trust to hold shares of our common stock corresponding to the number of share units credited to participants’ accounts in the Executive Stock Purchase Plan. Participants do not have the right to vote share units, provided that we may, but are not required to, make arrangements for participants to direct the trustee of the grantor trust as to how to vote the share units. The table below shows with respect to each named participant, share units relating to the common stock acquired by each such participant in lieu of current compensation and the vested share units credited to the Executive Stock Purchase Plan account of each such participant as of September 30, 2003, including matching share units scheduled to vest within 60 days thereafter:

Name	Total Shares Acquired and Vested Restricted Matching Shares
Michael J. Mahoney	14,454
Donald P. Cawley	8,222
Raymond J. Dobe, Jr.	5,371
James Samaha	5,995

Additionally, David C. McCourt is the beneficial owner of 15,551 shares of our common stock and Mr. Mahoney is the beneficial owner of 9,068 shares of our common stock through RCN Corporation’s Executive Stock Purchase Plan. On March 31, 2003, Mr. Mahoney transferred these 9,068 shares of our common stock to our Executive Stock Purchase Plan from the RCN plan.

(7)	Includes options to purchase 8,000 shares of our common stock exercisable within 60 days after September 30, 2003.
(8)	Includes options to purchase 188,000 shares of our common stock exercisable within 60 days after September 30, 2003.
(9)	Share ownership also includes Mr. Roth’s proportionate interest of shares and vested options owned by the firm of Rosenn, Jenkins & Greenwald, L.L.P. Mr. Roth is a Senior Partner of the firm.
(10)	Includes options to purchase 8,400 shares of our common stock exercisable within 60 days after September 30, 2003.
(11)	Eldorado is a subsidiary of Level 3 Communications, Inc. Delaware Holdings, Inc., which is a subsidiary of Level 3 Telecom Holdings, Inc. (“Level 3 Telecom”). Level 3 Communications, Inc. indirectly holds all of the capital stock of Level 3 Telecom and all of the preferred stock of Level 3 Telecom. During 2002, our company entered into a registration rights agreement and a shelf registration agreement with Level 3 Communications, Inc. for the potential sale by Level 3 Communications, Inc. of shares of our common stock and class B common stock. Level 3 Communications, Inc. completed the sale of all of its common stock in two separate underwritten offerings in April and December of 2002. Level 3 Communications, Inc. and Eldorado are parties with us to a recapitalization agreement. See “Certain Relationships and Related Transactions”. The address of Level 3 Communications, Inc. and Level 3 Telecom is 1025 Eldorado Blvd., Broomfield, Colorado 80021. The address of Level 3 Delaware Holdings and Eldorado is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.
(12)	Based on Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on September 2, 2003, on behalf of certain entities affiliated with the Mario J. Gabelli Group. The address of each affiliate is One Corporate Center, Rye, New York 10580-1434.
(13)	Based on estimates obtained from Thompson Financial Group reported as of September 30, 2003, for Liberty Wanger Asset Management L.P. (“WAM”) along with Liberty Acorn Fund, Liberty Acorn USA Fund and Wanger U.S. Smaller Companies Fund. The address of WAM is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.
(14)	Does not include our common stock beneficially owned by Eldorado. As an officer, director or shareholder of Level 3 Communications, Inc., Level 3 Telecom, Level 3 Delaware Holdings, or Eldorado, this person may be deemed to beneficially own all of the shares of our common stock beneficially owned by Eldorado.

DESCRIPTION OF NOTES

The notes were issued under an indenture between us, as issuer, and The Bank of New York, as trustee. The notes and the shares of our common stock issuable upon conversion of the notes are covered by a registration rights agreement. Holders may request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge holders to read the indenture because it, and not this description, defines their rights as noteholders. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

As used in this “Description of Notes” section, references to “CTE,” “Company,” “we,” “our” or “us” refer solely to Commonwealth Telephone Enterprises, Inc. and not to its subsidiaries.

General

The notes are unsubordinated unsecured debt and rank on a parity with all of our other existing and future unsubordinated unsecured debt and prior to all of our subordinated debt. The notes will be convertible into our common stock as described under “—Conversion of Notes.”

The notes are limited to $300,000,000 aggregate principal amount. The notes have been issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on July 15, 2023 unless earlier converted, redeemed or repurchased.

The notes are obligations of our company, which is a holding company, and not our subsidiaries. Because we derive substantially all of our revenues from our operating subsidiaries and do not have significant operations of our own, we are dependent upon the ability of our subsidiaries to provide us with cash, in the form of dividends or intercompany credits, loans or otherwise, to meet our obligations under the notes. Our subsidiaries have no obligation to pay amounts due on the notes or to make any funds available to us for payment of the notes upon maturity or upon a redemption or purchase of the notes as described below.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

Holders are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder upon a Designated Event.”

The notes bear interest at a rate of 3.25% per annum. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from July 18, 2003, or from the most recent date to which interest has been paid or duly provided for. We will pay contingent interest under certain circumstances as described under “—Contingent Interest.” We will pay interest, including contingent interest, if any, on January 15 and July 15 of each year, beginning January 15, 2004, to record holders at the close of business on the preceding January 1 and July 1, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

We may, from time to time, increase the interest rate for any period if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal on the notes and holders may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to a holder’s address as it appears in the note register, provided that holders with an aggregate principal amount of notes in excess of $2.0 million shall be paid, at their written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

Holders may convert any of their notes, in whole or in part, into shares of our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes and the obtaining of any regulatory approvals that may be necessary, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	subject to certain exceptions, upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon the occurrence of specified corporate transactions.

The number of shares of common stock holders will receive upon conversion of their notes will be determined by multiplying the number of $1,000 principal amount notes they convert by the conversion rate on the date of conversion. Holders may convert their notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the notes is 17.5439 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $57.00 per share.

If we call notes for redemption, holders may convert their notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. If holders have submitted their notes for repurchase upon a designated event, they may convert their notes only if they withdraw their repurchase election. Similarly, if holders exercise their option to require us to repurchase their notes other than upon a designated event, those notes may be converted only if they withdraw their election to exercise their option in accordance with the terms of the indenture. Upon conversion of notes, a holder will not receive any cash payment of interest, including contingent interest, if any, and additional interest, if any, accrued on any note that has been converted (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of the common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest, including contingent interest, if any, and additional interest, if any, attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest, including contingent interest, if any, and additional interest, if any, in each case, to the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the above, if notes are converted after a record date but prior to the corresponding interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest, if any, and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest, if any, and additional interest, if any, payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if we have specified a repurchase date following a designated event that is during such period or (3) to the extent of overdue interest, overdue contingent interest or overdue additional interest, if any overdue interest, overdue contingent interest or overdue additional interest exists at the time of conversion with respect to such note.

For a discussion of holders’ tax treatment upon receipt of our common stock upon conversion, see “Material United States Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Market Price Condition

Holders may surrender their notes for conversion into our common stock prior to the close of business on the maturity date during any fiscal quarter (but only during such fiscal quarter) commencing after September 30, 2003, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter.

The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States national or regional securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market System or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate, and such determination shall be conclusive. The “conversion price” with respect to a note as of any day will equal $1,000 divided by the number of shares of common stock issuable upon the conversion of such note on such day.

Conversion Upon Satisfaction of Trading Price Condition

Holders may surrender their notes for conversion into our common stock prior to the close of business on the maturity date during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time; provided, however, that holders may not convert their notes in reliance on this provision after July 15, 2018 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer, or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

Conversion Upon Notice of Redemption

If we call notes for redemption, holders may convert the notes until the close of business on the second business day immediately preceding the redemption date, after which time their right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average of the closing sale prices of our common stock for the 10 trading days preceding the date such distribution is first publicly announced by us; or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the trading day immediately preceding the date such distribution is first publicly announced by us;

we must notify holders at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the second business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate will be made if holders will otherwise participate in the distribution without conversion, nor will they have an ability to convert pursuant to this provision.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, holders may surrender their notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction (or, if such consolidation, merger or binding share exchange also constitutes a designated event, until the corresponding designated event repurchase date). If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, holders’ right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which they would have received if they had converted their notes immediately prior to the transaction. If the transaction also constitutes a designated event, holders can require us to repurchase all or a portion of their notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

The indenture states that the Recapitalization Transaction (as described in “Summary—Recent Developments” and “Certain Relationships and Related Transactions” above), will not trigger any conversion rights.

Conversion Procedures

To convert their note into common stock holders must:

•	complete and manually sign the conversion notice on the back of the note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date, including contingent interest, if any, and additional interest, if any.

The date holders comply with these requirements is the “conversion date” under the indenture. If their interest is a beneficial interest in a global note, to convert they must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock rights or warrants to purchase our common stock entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at a price less than the average of the closing sale prices of our common stock for the 10 trading days preceding the date such distribution is first publicly announced by us;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained, without the right to receive such distribution.

•

we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, holders will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of their notes holders of notes will be entitled to receive the same type of consideration which they would have been entitled to receive if they had converted the notes into our common stock immediately prior to any of these events.

The indenture states that the Recapitalization Transaction (as described in “Summary—Recent Developments” and “Certain Relationships and Related Transactions” above), will not trigger an adjustment to the conversion rate.

We may, from time to time, to the extent permitted by law, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive (as permitted by Nasdaq Marketplace rules). In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution.

Holders may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material United States Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

Subject to the accrual and record date provisions described herein, we will pay contingent interest to the holders of notes for any six-month period from January 15 to July 14 and from July 15 to January 14, with the initial six-month period commencing July 15, 2008, if the trading price of the notes, as defined above under “—Conversion of Notes—Conversion Upon Satisfaction of Trading Price Condition,” for each of the five trading days immediately preceding the first day of the applicable six-month period, equals 120% or more of the principal amount of the notes. During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will equal 0.25% of the average trading price of $1,000 principal amount of notes during the five trading days immediately preceding the first day of the applicable six-month interest period. We will make contingent interest payments in the same manner as regular interest payments.

We will notify the note holders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Optional Redemption by Us

Beginning July 18, 2008, we may redeem the notes, in whole or in part, for cash at a price of 100% of the principal amount, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date. However, if the redemption date occurs after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the redemption date, to the record holder on the record date corresponding to such interest payment date. We are required to give notice of redemption by mail to holders no more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and that holder converts a portion of its notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

Holders have the right to require us to repurchase their notes, in whole or in part, on July 15 of 2008, 2013 and 2018 for cash. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent, who will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be an amount in cash equal to 100% of the principal amount, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date.

A holder’s right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

The repurchase notice must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest, including contingent interest, if any, and additional interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

Our ability to repurchase notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, holders may require us to repurchase their notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The notes will be repurchased in integral multiples of $1,000 principal amount.

We will repurchase the notes at a cash price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date. However, if the repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay accrued and unpaid interest, contingent interest, if any, and additional interest, if any, to, but excluding, the repurchase date, to the record holder on the record date corresponding to such interest payment date.

We will mail to all record holders a notice of a designated event within 15 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If holders elect to require us to repurchase their notes, they must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, their repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

The repurchase notice from the holder must state:

(1)	if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest, including contingent interest, if any, and additional interest, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

These designated event repurchase rights could discourage a potential acquirer of our company. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of our company by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing or redeeming notes, we could seek the consent of our lenders to redeem or repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase or redeem the notes. Our failure to redeem or repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Us

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal when due upon maturity, redemption, repurchase or otherwise on the notes;

•	we fail to pay any interest, including contingent interest, if any, and additional interest, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest, including contingent interest, if any, or additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued interest, including contingent interest, if any, and additional interest, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal and accrued interest, including contingent interest, if any, and additional interest, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest, including contingent interest, if any, or additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal or interest, including contingent interest, if any, and additional interest, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then-applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest, including contingent interest, if any, and additional interest, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including contingent interest, if any, or additional interest, if any, of any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note at the option of a holder or upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest, including contingent interest, if any, and additional interest, if any, on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Registration Rights of the Noteholders

We entered into a registration rights agreement with the initial purchasers, in which we agreed to use our reasonable best efforts to file a shelf registration statement with the SEC covering resale of the registrable securities within 120 days after the closing date. We also agreed to use our reasonable best efforts to cause the shelf registration statement to become effective within 270 days of the closing date. We further agreed to use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

•	such time as all of the registrable securities have been sold pursuant to the shelf registration statement or sold to the public pursuant to Rule 144 under the Securities Act, or any other similar provision then in force (but not Rule 144A); or

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of our company under Rule 144(k) under the Securities Act, or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of our company under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reporting.

We will pay additional interest if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.25% of the aggregate principal amount of the notes outstanding for the first 90-day period immediately following the failure to timely file or make effective a shelf registration statement or the failure to make the prospectus available for periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until the prospectus is available; and

•	on the common stock that has been converted, at an annual rate equal to 0.25% of an amount equal to $1,000 divided by the conversion rate during such periods for the first 90-day period immediately following the failure to timely file or make effective a shelf registration statement or the failure to make the prospectus available for periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until the prospectus is available.

In no event will additional interest accrue at a rate per annum exceeding 0.50%.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling shareholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all customary expenses with respect to the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling security holders though brokers and dealers.

We will give notice to all holders of the filing and effectiveness of the shelf registration statement by issuing a press release to Reuters Economic Services and Bloomberg Business News. We have included as Annex A to this prospectus a form of notice and questionnaire to be completed and delivered by a holder interested in selling its registrable securities pursuant to the shelf registration statement. In order to be named as a selling shareholder in the prospectus at the time of effectiveness of the shelf registration statement, holders must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will, within 15 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit holders to deliver their prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined additional interest described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If holders do not complete and deliver a questionnaire in the manner described above or provide the other information we may request, they will not be named as a selling shareholder in the prospectus and will not be permitted to sell their registrable securities pursuant to the shelf registration statement and will not be entitled to additional interest. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Information Concerning the Trustee

We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

The summary of the terms of our capital stock set forth below does not purport to be complete and is qualified by reference to our articles of incorporation and bylaws.

Authorized Capital Stock

Under our articles of incorporation, our authorized capital stock consists of 85,000,000 shares of common stock, par value $1.00 per share and 25,000,000 shares of preferred stock, without par value.

Common Stock

The holders of common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. In the event of liquidation, each share of common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors.

Holders of common stock have cumulative voting rights in the election of directors and do not have preemptive rights to purchase or subscribe for any stock or other securities, and there are no redemption rights or sinking fund provisions with respect to the common stock.

Except for amendments adopted by our board of directors as described in “—Preferred Stock” below, any proposed amendment to our articles of incorporation that would (i) increase or decrease the par value of any class; (ii) alter or change the preferences, qualifications, limitations, restrictions or special or relative rights of the shares of any class so as to affect the holders of such class adversely; (iii) increase the authorized number of shares of any class; (iv) authorize a new class of shares senior or superior in any respect to the shares of any class; or (v) increase the number of authorized shares of any class senior or superior in any respect to the shares of any class then authorized, would require the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, in addition to the approval of a majority of the votes entitled to be cast by the holders of common stock.

Preferred Stock

Under our articles of incorporation, up to 25,000,000 shares of preferred stock may be issued in such series and with such rights and preferences as the board of directors may determine. The board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, is empowered by our articles of incorporation to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Description of Certain Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that a holder of the notes or a shareholder might consider favorable. Set forth below is a description of certain of these provisions.

“Blank Check” Preferred Stock.    Our articles of incorporation empower the board of directors, to the extent permitted by the Pennsylvania Business Corporation Law, to amend the articles of incorporation by resolution or resolutions from time to time to divide the preferred stock into one or more classes or series, to determine the designation and the number of shares of any class or series of preferred stock, to determine the voting rights, preferences, limitations and special rights, if any, and other terms of the shares of any class or series of preferred stock and to increase or decrease the number of shares of any such class or series.

Special Meetings of Shareholders.    Our bylaws provide that, except in relation to preferred stock, special meetings of stockholders may be called by the president, two or more directors or the holders of at least 10% of the outstanding stock of our company that is entitled to vote.

Staggered Terms for Directors.    Our bylaws provide that the directors of our company shall be divided into three classes as nearly equal in number as possible, and that one class shall be elected at each annual meeting of the shareholders for a term of three years to succeed the directors whose terms then expire.

Provisions of the Pennsylvania Business Corporation Law.    The Pennsylvania Business Corporation Law provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short- and long-term interests of the corporation and (iii) the resources, intent and conduct of the person seeking control. Our articles of incorporation and bylaws do not provide an exemption from these provisions.

Transfers Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for the common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and our common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and our common stock as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding the notes or our common stock as part of a “straddle,” “hedge,” “conversion” or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax; and

•	Non-United States Holders (as defined below) that hold, or will hold, more than 5% of the notes or that hold, or will hold, actually or constructively (pursuant to the conversion feature or otherwise), more than 5% of our common stock.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This summary is for general information only. Accordingly, persons considering the purchase of the notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any estate tax consequences or tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

The notes will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, we agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the “contingent payment debt regulations”). Pursuant to the terms of the indenture, we have agreed, and every holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the contingent payment debt regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes. However, the proper application of the contingent payment debt regulations to the notes is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Service (“IRS”) will not assert that the notes should be treated differently. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income and estate tax consequences of an investment in the notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

As used herein, the term “United States Holder” means a beneficial owner of a note or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest Accruals on the Notes

Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the notes on a constant yield basis at an assumed yield (the “comparable yield”) determined at the time of issuance of the notes. Accordingly, United States Holders generally will be required to include interest in income, in each year prior to maturity, in excess of the regular interest payments on the notes. The comparable yield for the notes is based on the yield at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. At the time the notes were issued we determined the comparable yield to be 8.00%, compounded semi-annually.

Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, at the time the notes were issued we were required to construct a “projected payment schedule” in respect of the notes, representing a series of payments (including payments at maturity, taking into account the conversion feature) the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The projected payment schedule for the notes includes an estimate for a payment at maturity taking into account the anticipated value of our common stock at that time. Holders that wish to obtain the projected payment schedule may do so by contacting Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania, 18612-9774, Attention: Senior Vice-President, Investor Relations.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that will be paid on the notes, or the value at any time of the common stock into which the notes may be converted. For U.S. federal income tax purposes, a United States Holder is required under the contingent payment debt regulations to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a note, unless such United States Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the IRS. Pursuant to the terms of the indenture, we have agreed, and every United States Holder will be deemed to have agreed (in the absence of an administrative determination or judicial ruling to the contrary), to be bound by our determination of the comparable yield and projected payment schedule.

Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of its accounting method) will be required to accrue interest as the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes (as set forth below). In addition, a United States Holder that purchases a note for an amount which is more or less than its adjusted issue price on the date of purchase will be required to make further adjustments in the manner described below. The “issue price” of each note is $1,000.00.

The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the notes for previous accrual periods.

In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a “positive adjustment”) in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a “negative adjustment” equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, conversion, exchange or retirement of the notes.

A United States Holder whose tax basis in a note differs from the adjusted issued price of the note at the time of acquisition must reasonably allocate the difference to (i) daily portions of interest or (ii) the projected payment at maturity. An allocation to daily portions of interest should be reasonable to the extent that the difference is due to a change in the yield, at such acquisition date, at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. An allocation to the projected payment at maturity should be reasonable to the extent that the anticipated value of our common stock at maturity, determined on the basis of the market conditions at the acquisition date, differs from the anticipated value of our common stock, as it had been determined on the basis of market conditions which prevailed at the time of original issuance.

If a United States Holder’s tax basis in a note is greater than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to the projected payment will be treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be reduced by the amount the United States Holder treats as a negative adjustment.

If a United States Holder’s tax basis in a note is less than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to the projected payment will be treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be increased by the amount the United States Holder treats as a positive adjustment.

It should be noted that generally the rules for accrual of premium or discount will not apply. A United States Holder who purchases notes for an amount that is more or less than the adjusted issue price of the notes should consult its tax advisor regarding the adjustments described above.

Sale, Conversion, Exchange or Retirement of the Notes

Upon a sale, conversion, exchange or retirement of a note for cash or our common stock, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement (including the fair market value of our common stock received, if any) and such United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will generally be equal to the United States Holder’s purchase price for the note, increased by any interest income previously accrued by the United Stated Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments previously made on the notes to the United States Holder. A United States Holder generally will treat any gain as interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations. A United States Holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

A United States Holder’s tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

If at any time we increase the conversion rate, either at our discretion or pursuant to the conversion rate adjustment provisions, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the notes. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment.

Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be a taxable dividend.

Taxation of Distributions on Common Stock

Distributions paid on our common stock received upon conversion of a note, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Under recently enacted legislation, dividends received by noncorporate United States Holders on common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. United States Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances.

Sale or Other Disposition of Common Stock

Gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon conversion of a note will be capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. A United States Holder who sells the stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Tax Consequences to Non-United States Holders

As used herein, the term “Non-United States Holder” means a beneficial owner of a note or our common stock that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

Notes

All payments on the notes made to a Non-United States Holder, including a payment in our common stock or cash pursuant to a conversion, exchange or retirement of a note and any gain realized on a sale of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively (pursuant to the conversion feature or otherwise), 10% or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and is not a bank receiving certain types of interest;

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder;

•	such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States;

•	in the case of a sale, conversion, exchange or retirement of the notes, such Non-United States Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition or certain other conditions are not met; and

•	in the case of gain realized on the sale, conversion, exchange or retirement of the notes, we are not, and have not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement and the period during which the Non-United States Holder held the notes, a U.S. real property holding corporation. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale, conversion, exchange or retirement of a note by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on the note, or any gain realized on the sale, conversion, exchange or retirement of the note, are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of the notes, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Constructive Dividends

If a Non-United States Holder were deemed to have received a constructive dividend (see “—Tax Consequences to United States Holders—Constructive Dividends” above), the Non-United States Holder generally will be subject to withholding tax at a 30% rate, subject to reduction by an applicable tax treaty, on the taxable amount of the dividend. To claim the benefit of a tax treaty, a Non-United States Holder must comply with all certification requirements necessary to qualify for treaty benefits. It is possible that U.S. federal tax on the constructive dividend would be withheld from the interest paid to the Non-United States Holders of the notes. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Distributions on Common Stock

Dividends paid to a Non-United States Holder of our common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends (or constructive dividends) are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or

•	we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period during which the Non-United States Holder held the common stock. We believe that we are currently not a U.S. real property holding corporation for U.S. federal income tax purposes, but there is no assurance that we will not become one in the future. If we become a U.S. real property holding corporation, any gain realized on the sale or exchange of the common stock by a Non-United States Holder will be subject to U.S. federal income tax if our stock is no longer regularly traded on an established securities market (as defined in the applicable Treasury regulations).

If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “Tax Consequences to United States Holders” above). These Non-United States Holders should consult their own tax advisors with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a branch profits tax at 30% (or at a reduced rate under an applicable tax treaty) for corporate Non-United States Holders.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the notes, the common stock and the proceeds from a sale or other disposition of the notes or the common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States information reporting and backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U. S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by Morgan Stanley & Co. Incorporated, Legg Mason Wood Walker Incorporated and Wachovia Capital Markets, LLC (the “initial purchasers”) in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock. Wachovia Bank, National Association, formerly First Union National Bank, an affiliate of Wachovia Capital Markets, LLC, acted as administrative agent in connection with our revolving credit facility, which was terminated on July 17, 2003.

The principal amounts of the notes provided in the table below is based on information provided to us by each of the selling securityholders and the percentages are based on $300 million principal amount at maturity of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion price of $57.00 per share.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

Any or all of the notes or shares of our common stock listed below may be offered for sale pursuant to this prospectus by the selling security holders from time to time. Accordingly, no estimate can be given as to the amounts of notes or our common stock that will be held by the selling securityholders upon consummation of any such sales.

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Advent Convertible Master (Cayman) L.P.	7,374,000	2.5%	129,369	129,369	—
Alcon Laboratories	391,000	0.1%	6,860	6,860	—
Allentown City Firefighters Pension Plan	14,000	*	246	246	—
Allentown City Officers & Employees Pension Fund	16,000	*	281	281	—
Allentown City Police Pension Plan	24,000	*	421	421	—
Alpha US Sub Fund 4 LLC	329,000	0.1%	5,772	5,772	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Amaranth L.L.C.	40,683,000	13.6%	713,738	713,738	—
American Investors Life Insurance Co.	600,000	0.2%	10,526	10,526	—
Amerlk Life Insurance Co.	1,100,000	0.4%	19,298	19,298	—
Arapahoe County Colorado	49,000	*	860	860	—
Argent Classic Convertible Arbitrage Fund L.P.	1,300,000	0.4%	22,807	22,807	—
Argent Classic Convertible Arbitrage Fund II, L.P.	300,000	0.1%	5,263	5,263	—
Arlington County Employees Retirement System	676,000	0.2%	11,860	11,860	—
Asante Health Systems	101,000	*	1,772	1,772	—
Bancroft Convertible Fund, Inc.	550,000	0.2%	9,649	9,649	—
BBT Fund, L.P.	5,200,000	1.7%	91,228	91,228	—
Bear, Stearns & Co., Inc.	1,000,000	0.3%	17,544	17,544	—
Boilermakers Blacksmith Pension Trust	1,725,000	0.6%	30,263	30,263	—
BP Amoco PLC Master Trust	281,000	0.1%	4,930	4,930	—
British Virgin Islands Social Security Board	88,000	*	1,544	1,544	—
BTES Convertible ARB	50,000	*	877	877	—
BTOP Growth VS Value	200,000	0.1%	3,509	3,509	—
Calamos® Market Neutral Fund—Calamos® Investment Fund	5,000,000	1.7%	87,720	87,720	—
City and County of San Francisco Retirement System	1,493,000	0.5%	26,193	26,193	—
City of New Orleans	206,000	0.1%	3,614	3,614	—
City University of New York	152,000	0.1%	2,667	2,667	—
CNH CA Master Account L.P.	750,000	0.3%	13,158	13,158	—
Concentrated Alpha Partners, L.P.	1,300,000	0.4%	22,807	22,807	—
Daimler Chrysler Corp Emp #1 Pension Plan	2,115,000	0.7%	37,105	37,105	—
Delta Airlines Master Trust	395,000	0.1%	6,930	6,930	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Delaware Public Employees Retirement System	1,565,000	0.5%	27,456	27,456	—
1976 Distribution Trust FBO A.R. Lauder / Zinterhofer	8,000	*	140	140	—
Dodeca Fund, L.P. (08/07/03)	975,000	0.3%	25,880	17,105	8,775
Dodeca Fund, L.P. (09/11/03)	975,000	0.3%	17,105	17,105	—
Duke Endowment	335,000	0.1%	5,877	5,877	—
Ellsworth Convertible Growth and Income Fund, Inc.	550,000	0.2%	9,649	9,649	—
Fore Convertible Master Fund, Ltd.	1,000,000	0.3%	17,544	17,544	—
Franklin and Marshall College	195,000	0.1%	3,421	3,421	—
Gaia Offshore Master Fund Ltd.	5,460,000	1.8%	95,790	95,790	—
Goldman Sachs & Company	7,500,000	2.5%	131,579	131,579	—
Goldman Sachs & Co. Profit Sharing Master Trust	211,000	0.1%	3,702	3,702	—
Grady Hospital Foundation	134,000	*	2,351	2,351	—
Guggenheim Portfolio Company VII, LLC	250,000	0.1%	4,386	4,386	—
Guggenheim Portfolio Company XV, LLC	50,000	*	877	877	—
Hfr Arbitrage Fund	353,000	0.1%	6,193	6,193	—
Highbridge International LLC	10,500,000	3.5%	184,211	184,211	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	95,000	*	1,667	1,667	—
IL Annuity and Insurance Co.	300,000	0.1%	5,263	5,263	—
Inflective Convertible Opportunity Fund I, L.P. (08/07/03)	25,000	*	439	439	—
Inflective Convertible Opportunity Fund I, L.P. (09/11/03)	25,000	*	439	439	—
Jefferies & Company Inc.	2,000	*	35	35	—
Lyxor	875,000	0.3%	15,351	15,351	—
Lyxor/Gaia II Fund Ltd.	1,240,000	0.4%	21,754	21,754	—
Lyxor Master Fund	500,000	0.2%	8,772	8,772	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Man Convertible Bond Master Fund, Ltd.	4,720,000	1.6%	82,807	82,807	—
Man Mac 1 Limited	250,000	0.1%	4,386	4,386	—
Morgan Stanley Convertible Securities Trust	1,000,000	0.3%	17,544	17,544	—
Municipal Employees	242,000	0.1%	4,246	4,246	—
New Orleans Firefighters Pension / Relief Fund	137,000	*	2,404	2,404	—
Nisswa Master Fund Ltd.	1,000,000	0.3%	17,544	17,544	—
Nomura Securities Intl Inc (10/13/03)	25,000,000	8.3%	449,606	438,598	11,008
Occidental Petroleum Corporation	272,000	0.1%	4,772	4,772	—
OZ Mac 13 Ltd.	241,000	0.1%	4,228	4,228	—
OZ Convertible Master Fund, Ltd.	697,000	0.2%	12,228	12,228	—
OZ Master Fund, Ltd.	8,851,000	3.0%	155,281	155,281	—
Polaris Vega Fund L.P.	250,000	0.1%	4,386	4,386	—
Pro-mutual	759,000	0.3%	13,316	13,316	—
Ramius Master Fund, LTD	4,125,000	1.4%	72,369	72,369	—
Ramius Partners II, LP	200,000	0.1%	3,509	3,509	—
RCG Latitude Master Fund, LTD	3,925,000	1.3%	68,860	68,860	—
RCG Multi Strategy Master Fund, LTD	1,150,000	0.4%	20,175	20,175	—
2000 Revocable Trust FBO A.R. Lauder / Zinterhofer	7,000	*	123	123	—
Royal Bank of Canada	3,000,000	1.0%	52,646	52,632	14
Sage Capital	100,000	*	1,754	1,754	—
S G Cowen Securities Corporation	4,250,000	1.4%	74,562	74,562	—
Silver Convertible Arbitrage Fund, LDC	400,000	0.1%	7,018	7,018	—
Southern Farm Bureau Life Insurance	1,010,000	0.3%	17,719	17,719	—
Sphinx Convertible Arb Fund SPC	78,000	*	1,368	1,368	—
SSI Blended Market Neutral L.P.	181,000	0.1%	3,175	3,175	—
SSI Hedged Convertible Market Neutral L.P.	223,000	0.1%	3,912	3,912	—
State of Maryland Retirement Agency	3,237,000	1.1%	56,790	56,790	—
State Street Bank Custodian for GE Pension Trust	1,690,000	0.6%	29,649	29,649	—
St. Thomas Trading, Ltd.	6,780,000	2.3%	118,948	118,948	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding Before Offering	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Sunrise Partners Limited Partnership	6,992,000	2.3%	126,220	122,667	3,553
Tag Associates	69,000	*	1,211	1,211	—
Teachers Insurance and Annuity Association of America	7,500,000	2.5%	131,579	131,579	—
TD Securities (USA) Inc.	2,500,000	0.8%	43,860	43,860	—
Tempo Master Fund LP	10,000,000	3.3%	175,439	175,439	—
The Coast Fund, L.P.	1,000,000	0.3%	17,544	17,544	—
The Grable Foundation	89,000	*	1,561	1,561	—
Trustmark Insurance	340,000	0.1%	5,965	5,965	—
Viacom Inc. Pension Plan Master Trust	9,000	*	158	158	—
Wachovia Bank National Association	20,000,000	6.7%	350,878	350,878	—
Wachovia Securities LLC.	250,000	0.1%	4,386	4,386	—
White River Securities L.L.C.	1,000,000	0.3%	17,544	17,544	—
Xavex Convertible Arbitrage 2 Fund	100,000	*	1,754	1,754	—
Xavex Convertible Arbitrage 5 Fund	550,000	0.2%	9,649	9,649	—
Xavex Convertible Arbitrage 10 Fund	100,000	*	1,754	1,754	—
Zurich Institutional Benchmarks Master Fund Ltd.	631,000	0.2%	11,070	11,070	—

	231,490,000	77.2%	4,084,587	4,061,237	23,350

*	Represents less than 0.1%.
(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 17.5439 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly the number of shares of common stock issuable upon conversion of the notes may increase or decrease form time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.
(2)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

PLAN OF DISTRIBUTION

The notes and the underlying common stock are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the underlying common stock. We will bear the fees and expenses incurred in connection with our obligation to register the notes and the underlying common stock. However, the selling securityholders will pay all underwriting discounts, commissions and agent’s commissions, if any.

The selling securityholders may offer and sell the notes and the common stock into which the notes are convertible from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling securityholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the notes and the common stock into which the notes are convertible to close out such short positions, or loan or pledge the notes and the common stock into which the notes are convertible to broker-dealers that in turn may sell such securities.

If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any notes and the common stock into which the notes are convertible through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the notes and the common stock into which the notes are convertible, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of notes and the common stock into which the notes are convertible and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the notes and the common stock into which the notes are convertible, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of notes and underlying common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the common stock into which the notes are convertible may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the notes or common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock into which the notes are convertible by the selling securityholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock into which the notes are convertible to engage in market-making activities with respect to the particular notes and the common stock into which the notes are convertible being distributed. All of the above may affect the marketability of the notes and the common stock into which the notes are convertible and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock into which the notes are convertible.

Under the securities laws of certain states, the notes and the common stock into which the notes are convertible may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the notes and the common stock into which the notes are convertible may not be sold unless the notes and the common stock into which the notes are convertible have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling securityholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders will indemnify us against certain civil liabilities, including liabilities arising under the Securities Act, and will be entitled to contribution from the selling securityholders in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. If the duration of such suspension exceeds any of the periods above-mentioned, we have agreed to pay additional interest.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the notes and the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. We also maintain an Internet site at http://www.ct-enterprises.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Although they are not deemed to be incorporated into this prospectus or the registration statement of which it forms a part, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

Our common stock is quoted on Nasdaq National Market under the symbol “CTCO,” and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street N.W., Washington, D.C. 20006.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania 18612-9774

Attn: Investor Relations

(570) 631-2700

LEGAL MATTERS

Certain legal matters regarding the notes and the shares of common stock issuable upon conversion of the notes will be passed on for us by Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary of our company, and Davis Polk & Wardwell, New York, New York.

EXPERTS

The financial statements of Commonwealth Telephone Enterprises, Inc. and its subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this Prospectus, and the financial statement schedules included in the Registration Statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Commonwealth Telephone Enterprises, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in common shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Commonwealth Telephone Enterprises, Inc. and Subsidiaries (the “Company”) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 14, 2003

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2002	2001	2000
	(Thousands of Dollars, Except Per Share Amounts)
Sales	$318,555	$306,614	$291,049

Costs and expenses (excluding other operating expenses itemized below)	154,151	167,970	193,928
Management fees, related party	1,200	1,200	2,000
Depreciation and amortization	68,216	64,582	58,428
Restructuring charges (reversals) (see Note 4)	(3,940)	(9,287)	99,713
Voluntary retirement program	2,333	5,388	—

Operating income (loss)	96,595	76,761	(63,020)
Interest and dividend income	2,239	3,222	3,607
Interest expense	(10,483)	(18,348)	(20,971)
Other income, net	242	303	589

Income (loss) before income taxes	88,593	61,938	(79,795)
Provision (benefit) for income taxes	33,853	20,895	(22,326)

Income (loss) before equity in unconsolidated entities	54,740	41,043	(57,469)
Equity in income of unconsolidated entities	2,384	2,089	2,020

Net income (loss)	57,124	43,132	(55,449)

Cumulative effect of accounting change for derivative instruments, net of tax	—	(182)	—
Unrealized loss on derivative instruments, net of tax	(1,243)	(2,697)	—
Minimum pension liability adjustment, net of tax	(2,839)	—	—

Comprehensive net income (loss)	$53,042	$40,253	$(55,449)

Basic earnings per share:
Net income (loss)	$2.44	$1.86	$(2.46)
Weighted average shares outstanding	23,390,939	23,157,784	22,541,138
Diluted earnings per share:
Net income (loss)	$2.41	$1.83	$(2.46)
Weighted average shares and common stock equivalents outstanding	23,664,322	23,575,757	22,541,138

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	December 31,
	2002	2001
ASSETS
Current assets
Cash and temporary cash investments	$34,935	$27,298
Accounts receivable, net of allowance for doubtful accounts of $5,520 in 2002 and $3,047 in 2001	37,819	34,042
Income taxes receivable	30	475
Accounts receivable from related parties	690	249
Unbilled revenues	14,357	15,558
Material and supply inventory, at average cost	7,524	7,525
Prepayments and other	2,584	4,394
Deferred income taxes	23,669	20,115

Total current assets	121,608	109,656

Property, plant and equipment, net of accumulated depreciation of $432,435 in 2002 and $381,888 in 2001	411,370	428,916
Investments	9,718	9,428
Other assets	11,343	16,604

Total assets	$554,039	$564,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$9,010	$9,010
Accounts payable	30,493	40,537
Notes payable	65,000	65,000
Advance billings and customer deposits	5,870	5,258
Accounts payable to related parties	10	1,424
Accrued interest	1,413	1,701
Accrued restructuring expense	2,029	7,381
Accrued expenses	48,542	50,292
Deferred income taxes	—	2,156

Total current liabilities	162,367	182,759

Long-term debt	77,299	151,309
Deferred income taxes	61,083	33,779
Other liabilities	32,300	31,241

Commitments and contingencies (see Note 12)
Common shareholders’ equity
Common Stock ($1 par value, authorized: 85,000,000 and 85,000,000; issued: 21,488,697 and 21,426,556; outstanding: 21,444,213 and 21,389,322, in 2002 and 2001, respectively)	21,489	21,427
Class B Common Stock ($1 par value, authorized: 15,000,000 and 15,000,000; issued: 5,818,684 and 5,838,630; outstanding: 2,034,035 and 2,053,981, in 2002 and 2001, respectively)	5,818	5,838
Additional paid-in capital	256,594	255,570
Deferred compensation	(2,676)	(4,306)
Accumulated other comprehensive loss	(6,961)	(2,879)
Retained earnings	77,969	20,845
Treasury stock at cost (3,829,133 and 3,821,883 shares in 2002 and 2001, respectively)	(131,243)	(130,979)

Total common shareholders’ equity	220,990	165,516

Total liabilities and shareholders’ equity	$554,039	$564,604

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Dollars)

	For the Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income (loss)	$57,124	$43,132	$(55,449)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	68,216	64,582	58,428
Deferred income taxes, net	21,594	5,303	(27,600)
Provision for loss on accounts receivable	2,473	(522)	641
Equity in income of unconsolidated entities	(2,384)	(2,089)	(2,020)
Gain on sale of expansion market assets	—	(3,035)	—
Other non-cash items	(2,368)	1,797	8,026
Assets impairment charges-restructuring	—	—	76,005
Net change in certain assets and liabilities:
Accrued expense-restructuring	(5,352)	(14,444)	21,825
Accounts receivable and unbilled revenues	(5,049)	(223)	(6,975)
Accounts receivable/payable related parties	(1,855)	886	348
Income taxes and interest receivable	663	8,197	(7,459)
Material and supply inventory	1,853	3,740	(2,344)
Accounts payable	(10,044)	1,465	(2,977)
Accrued expenses, interest and taxes	(2,038)	(2,092)	8,768
Prepayments and other current assets and liabilities	2,204	194	1,264
Other, net	6,141	12,445	(1,540)

Net cash provided by operating activities	131,178	119,336	68,941

Cash flows from investing activities:
Additions to property, plant and equipment	(53,374)	(69,194)	(136,994)
Proceeds on sale of expansion market assets	—	3,035	—
Other	3,123	3,862	884

Net cash used in investing activities	(50,251)	(62,297)	(136,110)

Cash flows from financing activities:
Redemption of long-term debt	(74,010)	(109,010)	(19,009)
Redemption of short-term debt	(65,000)	(30,000)	(30,000)
Proceeds from the exercise of stock options	720	7,304	11,078
Proceeds from borrowings of long-term debt	—	—	91,000
Proceeds from borrowings of short-term debt	65,000	65,000	30,000
Payment made for debt issuance costs	—	(81)	(37)

Net cash (used in)/provided by financing activities	(73,290)	(66,787)	83,032

Net increase/(decrease) in cash and temporary cash investments	$7,637	$(9,748)	$15,863
Cash and temporary cash investments at beginning of year	$27,298	$37,046	$21,183

Cash and temporary cash investments at end of year	$34,935	$27,298	$37,046

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$11,708	$18,043	$19,861
Income taxes	$9,291	$8,993	$11,965

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

(Thousands of Dollars)

	Common Par Value	Class B Par Value	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Treasury Stock	Total Common Shareholders’ Equity
Balance, December 31, 1999	$20,189	$5,873	$221,685	$—	$—	$33,162	$(130,477)	$150,432
Net income (loss)						(55,449)		(55,449)
Restricted stock			1,678	(6,264)			5,656	1,070
Conversions	15	(15)						—
Stock plan transactions	613		10,464					11,077
Executive stock purchase plan			(230)	(265)				(495)
Tax benefits related to stock options			4,402					4,402
Other	149		7,397				(5,300)	2,246

Balance, December 31, 2000	20,966	5,858	245,396	(6,529)	—	(22,287)	(130,121)	113,283
Net income						43,132		43,132
Restricted stock			(271)	2,548			(912)	1,365
Conversions	20	(20)						—
Stock plan transactions	437		6,867					7,304
Executive stock purchase plan			230	(325)				(95)
Tax benefits related to stock options			3,211					3,211
Cumulative effect of accounting change for derivative instruments, net of tax					(182)			(182)
Unrealized loss on derivative instruments, net of tax					(2,697)			(2,697)
Other	4		137				54	195

Balance, December 31, 2001	21,427	5,838	255,570	(4,306)	(2,879)	20,845	(130,979)	165,516
Net income						57,124		57,124
Restricted stock			(95)	1,831			(319)	1,417
Conversions	20	(20)						—
Stock plan transactions	39		681					720
Executive stock purchase plan				(201)				(201)
Tax benefits related to stock options			275					275
Minimum pension liability adjustment, net of tax					(2,839)			(2,839)
Unrealized loss on derivative instruments, net of tax					(1,243)			(1,243)
Other	3		163				55	221

Balance, December 31, 2002	$21,489	$5,818	$256,594	$(2,676)	$(6,961)	$77,969	$(131,243)	$220,990

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS’ EQUITY

COMMON STOCK

For the Years Ended December 31, 2002, 2001 and 2000

	Shares Issued	Treasury Stock	Shares Outstanding
Balance, December 31, 1999	20,188,628	23,464	20,165,164
Conversions	14,500	—	14,500
Stock plan transactions	613,584	—	613,584
Restricted stock	—	(155,000)	155,000
Other	148,845	145,270	3,575

Balance, December 31, 2000	20,965,557	13,734	20,951,823
Conversions	19,524	—	19,524
Stock plan transactions	437,461	—	437,461
Restricted stock	—	25,000	(25,000)
Other	4,014	(1,500)	5,514

Balance, December 31, 2001	21,426,556	37,234	21,389,322
Conversions	19,946	—	19,946
Stock plan transactions	39,252	—	39,252
Restricted stock	—	8,750	(8,750)
Other	2,943	(1,500)	4,443

Balance, December 31, 2002	21,488,697	44,484	21,444,213

CLASS B COMMON STOCK

For the Years Ended December 31, 2002, 2001 and 2000

	Shares Issued	Treasury Stock	Shares Outstanding
Balance, December 31, 1999	5,872,654	3,784,649	2,088,005
Conversions	(14,500)	—	(14,500)

Balance, December 31, 2000	5,858,154	3,784,649	2,073,505
Conversions	(19,524)	—	(19,524)

Balance, December 31, 2001	5,838,630	3,784,649	2,053,981
Conversions	(19,946)	—	(19,946)

Balance, December 31, 2002	5,818,684	3,784,649	2,034,035

We have authorized 85,000,000 shares of $1 par value Common Stock and 15,000,000 shares of $1 par value Class B Common Stock at December 31, 2002, 2001 and 2000.

At the option of the holder, Class B Common Stock is convertible on a one-for-one basis into Common Stock.

See accompanying notes to Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per Share Amounts)

1.    Background and Basis of Presentation

The Consolidated Financial Statements of Commonwealth Telephone Enterprises, Inc. (“CTE,” “the Company,” “we,” “us” or “our”) include the accounts of its wholly-owned subsidiaries, Commonwealth Telephone Company (“CT”), a rural incumbent local exchange carrier (“RLEC”); CTSI, LLC (“CTSI”), our RLEC “edge-out” operation and a competitive local exchange carrier (“CLEC”); and other operations (“Other”), which include Commonwealth Communications (“CC”), a provider of telecommunications equipment and facilities management services; the portion of epix® Internet Services (“epix”) that includes dial-up Internet customers within CT’s operating territory and non-CTSI customers outside CT’s service territory; the portion of Jack Flash® (“Jack Flash”), the digital subscriber line (“DSL”) product offering in CT’s franchise area; and Commonwealth Long Distance Company (“CLD”), a reseller of long-distance services. All significant intercompany accounts and transactions are eliminated.

2.    Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates. Actual results could differ from these estimates under different assumptions or conditions.

Estimating Valuation Allowances—We must make estimates of the uncollectability of our accounts receivables. We specifically analyze accounts receivables and historic bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Revenue Recognition—Local telephone service revenue is recorded based on tariffed rates. Telephone network access and long-distance service revenues are derived from access charges, toll rates and settlement arrangements. CT’s interstate access charges are subject to a pooling process with the National Exchange Carrier Association (“NECA”). Final interstate revenues are based on nationwide average costs applied to certain demand quantities.

Internet access service revenues are recorded based on contracted fees.

Long-distance telephone service revenues are recorded based on minutes of traffic processed and tariffed rates or contracted fees.

Revenue from local telephone, Internet access and long-distance telephone services is earned and recorded when the services are provided.

We defer and amortize installation revenue as well as direct incremental service installation costs, not in excess of installation revenue, over an estimated customer life. We carry in the Consolidated Balance Sheets deferred credits of $5,809 and $5,958 as of December 31, 2002 and 2001, respectively, in other liabilities representing the unamortized portion of installation revenue. Additionally, we have deferred charges of $5,809 and $5,958 as of December 31, 2002 and 2001, respectively, in other assets representing the unamortized portion of installation costs.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Long-term contracts of Commonwealth Communications are accounted for on the percentage-of-completion method. Estimated sales and earnings are recognized as equipment is installed or contract services rendered, with estimated losses, if any, charged to income currently.

Advertising Expense—Advertising costs are expensed as incurred. Advertising expense charged to operations was $4,465, $4,467 and $6,399 in 2002, 2001 and 2000, respectively.

Stock-Based Compensation—We apply Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and the Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for our stock plans. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).

At December 31, 2002, the Company had three common stock compensation plans as more fully described in Note 9 to the Consolidated Financial Statements.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123:

	For the Years Ended December 31,
	2002	2001	2000
Net earnings (loss) — as reported	$57,124	$43,132	$(55,449)
Add: stock-based employee compensation expense included in reported net income (loss), net of related tax effects	1,349	1,198	2,188
Deduct: total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	(5,451)	(5,131)	(4,760)

Net earnings (loss) — pro forma	$53,022	$39,199	$(58,021)

Net earnings (loss) per share:
Basic earnings (loss) per share — as reported	$2.44	$1.86	$(2.46)
Basic earnings (loss) per share — pro forma	$2.27	$1.69	$(2.58)
Diluted earnings (loss) per share — as reported	$2.41	$1.83	$(2.46)
Diluted earnings (loss) per share — pro forma	$2.24	$1.66	$(2.58)

Earnings Per Share—Basic earnings per share amounts are based on net income divided by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during each year.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Diluted earnings per share are based on net income divided by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during each year after giving effect to dilutive common stock equivalents. For the year ended December 31, 2000, common share equivalents are excluded from the computation, since the result is anti-dilutive.

	For the Years Ended December 31,
	2002	2001	2000
Net income (loss)	$57,124	$43,132	$(55,449)

Basic earnings per share:
Weighted average shares outstanding	23,390,939	23,157,784	22,541,138
Net income (loss) per share	$2.44	$1.86	$(2.46)
Diluted earnings per share:
Weighted average shares outstanding	23,390,939	23,157,784	22,541,138
Dilutive shares resulting from common stock equivalents(1)	273,383	417,973	—

Weighted average shares and common stock equivalents outstanding	23,664,322	23,575,757	22,541,138

Net income (loss) per share	$2.41	$1.83	$(2.46)

(1)	In 2000, the dilutive effect of 658,222 shares resulting from stock equivalents is not assumed since the result is anti-dilutive, resulting in a loss per share of ($2.38).

Cash and Temporary Cash Investments—For purposes of reporting cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost, which approximates market value. At times, our cash balances and temporary cash investments exceed FDIC insurance limits.

Property, Plant and Equipment and Depreciation—Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits and certain general administrative costs. Major replacements and betterments are capitalized. Repairs of all property, plant and equipment are charged to expense as incurred.

Depreciation on telephone plant is based on the estimated remaining lives of the various classes of depreciable property and straight-line composite rates. The average rates were approximately 8.48%, 8.12% and 8.31% in 2002, 2001 and 2000, respectively.

At the time telephone plant is retired, the original cost, plus cost of removal, less salvage, is charged to accumulated depreciation. For all other property, plant and equipment, gain or loss is recognized on retirements and dispositions. Effective January 1, 2003, we adopted SFAS No. 143 and will record an after-tax benefit of approximately $13.0 million as a cumulative effect accounting adjustment in the first quarter 2003. The adjustment represents the cumulative estimate of cost of removal charged to depreciation expense in earlier years. Subsequent to this adoption, cost of removal is charged to expense as incurred.

Derivative Instruments—We utilize interest rate swap agreements to reduce the impact of changes in interest rates on our floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

received and do not represent the amount of exposure to credit loss. Amounts to be paid or received under interest rate swap agreements are accrued and recognized over the life of the swap agreements as an adjustment to interest expense.

Effective January 1, 2001, we adopted the provisions of SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133” in accounting for our interest rate swaps. The interest rate swaps meet the eligibility requirements for hedge accounting and are considered to be cash flow hedges. The fair value of the interest rate swaps is recorded in other liabilities on our Consolidated Balance Sheets. The fair values of the interest rate swaps at January 1, 2001 was ($280). The transition adjustment of $182, net of taxes of $98, is reported as a cumulative effect type adjustment of accumulated other comprehensive loss. For the year ended December 31, 2001, we recorded an adjustment of ($4,150) to adjust the fair value of the swaps to ($4,430). For the year ended December 31, 2002, we recorded an adjustment of ($1,911) to adjust the fair value of the swaps to ($6,341). The adjustments of $1,243, net of taxes of $668 in 2002, and of $2,697, net of taxes of $1,453 in 2001, are reported as unrealized losses on derivative instruments in accumulated other comprehensive loss.

The interest rate swaps are highly effective in achieving the offset of changes in cash flows of the underlying debt. We calculate the excess in the present value of the cumulative change in cash flows relating to the floating leg of the swaps as compared to the present value of the cumulative changes in interest cash outflows on the debt to measure ineffectiveness. At December 31, 2002, the swaps were 100% effective. For the years ended December 31, 2002 and 2001, the ineffectiveness charged to earnings was $0.

Other Assets—Other assets principally include the unamortized portion of installation costs, costs incurred to obtain financing and prepaid pension cost and pension intangible.

Income Taxes—We report income for federal income tax purposes on a consolidated basis.

We use an asset and liability approach for financial accounting and reporting for income taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Accounting for Impairments—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the net future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets would be based on the excess of the fair value of the asset over the carrying value.

3.    Segment Information

We operate in two principal business segments: Commonwealth Telephone Company (“CT”), a rural incumbent local exchange carrier (“RLEC”); and CTSI, LLC (“CTSI”), our RLEC “edge-out” operation, which formally commenced operations in 1997.

Additionally, CTE operates three support businesses that operate in the deregulated segments of the telecommunications industry and provide expertise to its two principal operating segments. These businesses

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

consist of Commonwealth Communications (“CC”), a provider of telecommunications equipment and facilities management services; epix® Internet Services (“epix”), a rural Internet service provider; and Commonwealth Long Distance Company (“CLD”), a long-distance reseller that provides service to CT’s customers.

CT provides local and long-distance telephone service to residential and business customers in a 19-county service territory in rural northeastern and central Pennsylvania. CT also provides network access and billing/collection services to interexchange carriers and sells telecommunications products and services.

CTSI, which operates in three edge-out regional Pennsylvania markets that border CT’s territory, is a competitive local exchange carrier, offering bundled local and long-distance telephone, Internet, DSL and enhanced services.

The Other segment includes the results of CC and CLD, the portion of the results of epix consisting of dial-up Internet customers within CT’s territory and non-CTSI customers outside CT’s service territory and DSL customers within CT’s territory and CTE’s corporate financing entity.

No single external customer contributes ten percent or more of CTE’s consolidated revenues.

We have expanded certain financial information of CTSI to distinguish between the three ongoing edge-out markets and the five exited expansion markets that are included in our restructuring (see Note 4).

Operating income (loss) is the primary measure used by our management to assess the performance of each segment.

Financial information by business segment is as follows:

	For the Year Ended December 31, 2002
	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$213,241	$84,671	$—	$84,671	$36,540	$334,452
Elimination of intersegment sales	14,405	665	—	665	827	15,897
External sales	198,836	84,006	—	84,006	35,713	318,555
Costs and expenses	70,012	54,379	—	54,379	30,960	155,351
Depreciation and amortization	45,427			18,913	3,876	68,216
Restructuring charges (reversals)	—			(3,940)	—	(3,940)
Voluntary retirement program	—			—	2,333	2,333
Operating income (loss)	83,397			14,654	(1,456)	96,595
Interest income (expense)	(3,071)			—	(5,173)	(8,244)
Other income (expense)	(265)			639	(132)	242
Income (loss) before income taxes	80,061			15,293	(6,761)	88,593
Provision (benefit) for income taxes	30,095			6,081	(2,323)	33,853
Equity in income of unconsolidated entities	—			2,384	—	2,384
Net income (loss)	49,966			11,596	(4,438)	57,124
Identifiable assets	346,220			163,086	44,733	554,039
Capital expenditures	29,023	20,883	—	20,883	3,468	53,374

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

	For the Year Ended December 31, 2001
	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$202,306	$73,647	$5,578	$79,225	$39,453	$320,984
Elimination of intersegment sales	13,042	586	15	601	727	14,370
External sales	189,264	73,061	5,563	78,624	38,726	306,614
Costs and expenses	68,358	53,659	8,213	61,872	38,940	169,170
Depreciation and amortization	42,193			16,862	5,527	64,582
Restructuring charges (reversals)	—			(9,287)	—	(9,287)
Voluntary retirement program	—			—	5,388	5,388
Operating income (loss)	78,713			9,177	(11,129)	76,761
Interest income (expense)	(4,770)			(1)	(10,355)	(15,126)
Other income (expense)	(267)			683	(113)	303
Income (loss) before income taxes	73,676			9,859	(21,597)	61,938
Provision (benefit) for income taxes	25,938			2,154	(7,197)	20,895
Equity in income of unconsolidated entities	—			2,089	—	2,089
Net income (loss)	47,738			9,794	(14,400)	43,132
Identifiable assets	355,890			161,239	47,475	564,604
Capital expenditures	40,384	22,383	—	22,383	6,427	69,194

	For the Year Ended December 31, 2000
	CT	CTSI Edge-out	CTSI Expansion	Total CTSI	Other	Consolidated
Sales	$194,928	$53,671	$12,453	$66,124	$43,879	$304,931
Elimination of intersegment sales	12,705	528	40	568	609	13,882
External sales	182,223	53,143	12,413	65,556	43,270	291,049
Costs and expenses	72,174	50,329	28,581	78,910	44,844	195,928
Depreciation and amortization	37,028			16,547	4,853	58,428
Restructuring charges	—			99,713	—	99,713
Operating income (loss)	73,021			(129,614)	(6,427)	(63,020)
Interest income (expense)	(5,393)			(3)	(11,968)	(17,364)
Other income (expense)	(294)			545	338	589
Income (loss) before income taxes	67,334			(129,072)	(18,057)	(79,795)
Provision (benefit) for income taxes	28,385			(44,383)	(6,328)	(22,326)
Equity in income of unconsolidated entities	—			2,020	—	2,020
Net income (loss)	38,949			(82,669)	(11,729)	(55,449)
Identifiable assets	349,941			161,100	71,803	582,844
Capital expenditures	37,199	42,351	43,443	85,794	14,001	136,994

4.    Restructuring Charges (Reversals)

In order to enhance CTSI’s near-term cash flow and reduce CTSI’s capital requirements, in December 2000 we announced our intention to exit five CTSI expansion markets: suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH. Related to this, we recorded an estimated restructuring charge of $99,713 ($64,813 after-tax).

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

The key elements of the restructuring charge recorded in December 2000 were:

	Employee Termination Benefits	Contract Terminations	Assets, Disposal and Removal Costs	Other	Total
Employee termination benefits	$2,628				$2,628
Contract terminations and settlements		$15,294			15,294
Removal and restoration costs			$2,286		2,286
Write-down of assets			76,005		76,005
Investment advisory and other fees				$3,500	3,500

Total restructuring charges	$2,628	$15,294	$78,291	$3,500	$99,713

Of the total restructuring charge, $2,628 related to employee termination benefits for personnel reductions at CTSI in major operational functions and also certain corporate staff reductions. Under the restructuring plan, approximately 220 employee positions were eliminated during December 2000; and as of December 31, 2001, we reduced our workforce by an additional 33 employees who had remained to facilitate the transition of customers to other service providers.

Incremental costs related to investment advisory and other fees were estimated to be $3,500. Additionally, other exit costs for the termination of contractual obligations, building and circuit lease terminations, asset removal and site restorations were estimated to be $17,580.

The restructuring charge included $73,994, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets. The restructuring charge also included $2,011 related to the write-down of inventory to be sold or disposed of.

In July 2001 another CLEC purchased a portion of our assets in the New York expansion markets at amounts higher than estimated, resulting in a gain of $3,035 from this transaction.

Accrued restructuring expense comprises the following:

	2000			2001			2002
	Provision	Payments	Balance December 31,	Payments	Reversal of Provision	Balance December 31,	Payments	Reversal of Provision	Balance December 31,
Employee termination benefits	$2,628	$(1,572)	$1,056	$(962)	$(94)	$—	$—	$—	$—
Contract terminations and settlements	15,294	—	15,294	(5,150)	(3,788)	6,356	(1,361)	(2,966)	2,029
Removal and restoration costs	2,286	—	2,286	(1,063)	(770)	453	(10)	(443)	—
Investment advisory and other fees	3,500	(311)	3,189	(1,017)	(1,600)	572	(41)	(531)	—

Total accrued restructuring expense	$23,708	$(1,883)	$21,825	$(8,192)	$(6,252)	$7,381	$(1,412)	$(3,940)	$2,029

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Employee termination benefits associated with the work force reduction and included in the restructuring charge was $2,628. Of this liability, $2,534 was paid and the remaining $94 was reversed in the fourth quarter of 2001.

The reserve of $3,500 for investment advisory and other fees has been reduced by payments of $1,369, and $2,131 has been reversed due to favorable negotiations of commitments and lower than anticipated legal expenses.

Of the $17,580 reserved for contract settlements, building and circuit lease terminations, asset removal and site restorations, $7,584 has been paid. In addition, $4,558 was reversed in 2001 as a result of favorable contract and lease settlements and the sale of certain assets and assignment of certain lease commitments to another CLEC and $3,409 was reversed in 2002 due to the elimination of liabilities associated with certain customer contracts.

The remaining $2,029 of liability for contract terminations and settlements relates primarily to early termination penalties for customer contracts and network circuits for which payments are expected to continue through the end of 2003. We will continue to evaluate and update our estimation of the remaining liabilities.

5.    Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Estimated Useful Lives in Years	December 31,
		2002	2001
Land		$1,939	$1,830
Building and leasehold improvements	3-40	35,929	34,128
Central office equipment	3-21	378,857	348,274
Outside communications plant	9-38	350,614	343,984
Furniture, vehicles and other equipment	3-23	76,466	82,588

Total property, plant and equipment		843,805	810,804
Less accumulated depreciation		(432,435)	(381,888)

Property, plant and equipment, net		$411,370	$428,916

Depreciation and amortization expense was $68,216, $64,582 and $58,428 for the years ended December 31, 2002, 2001 and 2000, respectively.

6.    Investments

Investments are as follows:

	December 31,
	2002	2001
Rural Telephone Bank (RTB) Stock	$6,409	$6,409
Yellow Book, USA, L.P. Partnership	3,286	2,995
Other	23	24

Total investments	$9,718	$9,428

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

CTE owns a 50% interest in the Yellow Book, USA L.P. Partnership, accounted for under the equity method. Yellow Book provides directory publishing services, including yellow page advertising sales for eight telephone directories.

The Yellow Book, USA, L.P. partnership accounts for its yellow page advertising revenue based on the delivery method, which recognizes revenue based on the directories delivered (to subscribers) as a percentage of the total directories (initial and secondary) estimated to be delivered.

7.    Other Assets

Other assets consist of the following:

	December 31,
	2002	2001
Unamortized debt issuance costs	$605	$928
Prepaid pension cost	—	9,285
Pension intangible	4,271	—
Unamortized installation costs	5,809	5,958
Other	658	433

Total other assets	$11,343	$16,604

8.    Debt

a.    Long-term debt—Long-term debt outstanding is as follows:

	December 31,
	2002	2001
Revolving credit facility	$30,000	$95,000
Credit agreement—CoBank 5.06% due 2009	56,309	65,319

Total	86,309	160,319
Due within one year	9,010	9,010

Total long-term debt	$77,299	$151,309

In June 1999, we amended and restated the provisions of our 1997 $125,000 revolving credit facility to increase the aggregate commitments under the credit facility to $240,000, extend the maturity date to June 2004 and make certain other changes in the covenants and terms applicable to the credit facility. Throughout 2002, we reduced our outstanding borrowings by $65,000 on the facility. The weighted average interest rate, excluding the effect of interest rate swaps, at December 31, 2002 on the revolving credit facility was 2.16%. The facility contains restrictive covenants that, among other things, require us to maintain certain debt to cash flow, interest coverage and fixed charge coverage ratios and a certain level of net worth and places certain limitations on additional debt and investments. We have been in compliance with these covenants and do not believe that these covenants will materially restrict our activities.

We maintain a credit agreement with CoBank at interest rates which are based on a number of floating and fixed rate options. Principal and interest are payable monthly. As of December 31, 2002, the weighted average interest rate was 5.06% on borrowings of $56,309. Substantially all of our assets are subject to the lien of this

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

CoBank agreement. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. We have been in compliance with these covenants and do not believe that these covenants will materially restrict our activities.

In accordance with the terms of the mortgage notes and security agreements, we were required to purchase common stock of the RTB, equal to approximately 5% of the amount borrowed. Such stock is entitled to cash dividends. Our holdings of RTB stock are included in Investments on the Consolidated Balance Sheets.

Maturities and sinking fund requirements on long-term debt for each year ending December 31, 2003 through 2007 are as follows:

Year	Aggregate Amounts
2003	$9,010
2004	$39,010
2005	$9,010
2006	$9,010
2007	$9,010

b.    Short-term debt—An amended revolving line of credit agreement with CoBank was entered into on June 4, 2002 that extended the availability of the Company’s $65,000 line of credit to June 2003. The line of credit is at interest rates which are based on a LIBOR rate or floating rate option. Interest payments are payable monthly. This agreement contains restrictive covenants, which, among other things, require the maintenance of a specified debt to cash flow ratio. As of December 31, 2002, the weighted-average interest rate, not subject to interest rate swaps, was 2.24% on borrowings of $65,000.

In order to maintain the long-term and short-term revolving lines of credit, we are obligated to pay certain commitment fees at nominal interest rates on the unused portions of the loans.

9.    Common Stock Plans

The CTE Equity Incentive Plan (formerly known as the 1996 Equity Incentive Plan), as amended, provides for the issuance of up to 5,350,000 shares of common stock pursuant to awards granted under the Plan. Awards granted under the Plan may include incentive stock options, nonqualified stock options, outperformance stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards. Stock options currently granted under the Plan vest in increments of 20% commencing one year from the date of the grant and expire ten years from the date of the grant.

Our 1997 Non-Management Directors’ Stock Compensation Plan, as amended and restated, provides for the grant of up to 125,000 nonqualified stock options to all members of our Board of Directors who are not, as of the date of any award, our employees. The options are immediately exercisable and shall remain exercisable until the earlier of ten years from the date of grant and a period of one year from the date upon which the participant ceases to be a non-management director.

The range of exercise prices for options outstanding at December 31, 2002 was $9.38 to $54.31. For all options granted, the exercise price is equal to the market price of the common stock at the date of the grant.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Information relating to CTE stock options is as follows:

	Number of Shares	Weighted- Average Exercise Price
Outstanding December 31, 1999	1,542,018	$19.52
Granted	613,500	$46.52
Exercised	(613,584)	$18.05
Canceled	(181,870)	$40.22

Outstanding December 31, 2000	1,360,064	$29.60
Granted	536,500	$34.05
Exercised	(437,461)	$16.70
Canceled	(49,100)	$29.27

Outstanding December 31, 2001	1,410,003	$35.30
Granted	253,500	$38.38
Exercised	(39,252)	$18.33
Canceled	(115,603)	$39.90

Outstanding December 31, 2002	1,508,648	$35.97

Shares exercisable December 31, 2000	579,024	$18.77

Shares exercisable December 31, 2001	360,850	$30.25

Shares exercisable December 31, 2002	620,548	$33.24

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31, 2002	Weighted- Average Exercise Price
$ 9.38 - $11.10	83,148	2.9	$10.27	83,148	$10.27
$24.63 - $38.79	936,500	7.8	33.35	312,700	30.42
$39.81 - $54.31	489,000	7.5	45.35	224,700	45.65

Total/weighted-average	1,508,648	7.4	35.97	620,548	33.24

The table below contains information pertaining to equity compensation plans approved and not approved by security holders:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	1,564,898	$36.37	2,474,701
Equity compensation plans not approved by security holders	—		—

Total/weighted-average	1,564,898	$36.37	2,474,701

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

As provided for in the CTE Equity Incentive Plan, in July 2000 we granted to certain key executives an aggregate 155,000 shares of restricted stock, of which 33,750 have been canceled. Such shares vest ratably over four years beginning with the first anniversary of the date of the grant. As of December 31, 2002, 65,000 shares have vested. Compensation expense recorded in 2002, 2001 and 2000 was $1,538, $1,562 and $1,070, respectively, based on the fair value of common stock at the date of the grant.

In September 2000, we recorded $2,116 of compensation expense associated with the acceleration of vesting of 262,672 stock options granted to CTE’s former president and chief executive officer.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if we had accounted for our stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes American option pricing model with weighted-average assumptions for dividend yield of zero for 2002, 2001 and 2000; expected volatility of 42.09% for 2002, 45.08% for 2001 and 45.60% for 2000; risk-free interest rate of 3.76%, 4.56% and 6.16% for 2002, 2001 and 2000, respectively; and expected lives of five years for 2002, 2001 and 2000. The weighted-average grant date fair value of options is as follows: $16.42 for 2002, $15.54 for 2001 and $22.24 for 2000.

For purposes of pro forma disclosures in accordance with SFAS No. 123, the estimated fair value of the options is amortized to expense over the options’ vesting period. Our pro forma net earnings and earnings per share were as follows:

	For the Years Ended December 31,
	2002	2001	2000
Net earnings (loss)—as reported	$57,124	$43,132	$(55,449)
Net earnings (loss)—pro forma*	$53,022	$39,199	$(58,021)
Basic earnings (loss) per share—as reported	$2.44	$1.86	$(2.46)
Basic earnings (loss) per share—pro forma*	$2.27	$1.69	$(2.58)
Diluted earnings (loss) per share—as reported	$2.41	$1.83	$(2.46)
Diluted earnings (loss) per share—pro forma*	$2.24	$1.66	$(2.58)

*	Net of income tax benefit.

We also have a stock purchase plan for certain key executives (the “Executive Stock Purchase Plan” or “ESPP”). Under the ESPP, participants may purchase shares of common stock in an amount of between 1% and 20% of their annual base compensation and between 1% and 100% of their annual bonus compensation, provided, however, that in no event shall the participant’s total contribution exceed 20% of their combined base and annual bonus compensation, as defined by the ESPP. Participants’ accounts are credited with the number of share units derived by dividing the amount of the participant’s contribution by the average price of a share of common stock at approximately the time such contribution is made. The share units credited to a participant’s account do not give such participant any rights as a shareholder or record owner of any shares of common stock. Amounts representing share units that have been credited to a participant’s account will be distributed to the participant following the earlier of the participant’s termination of employment or three calendar years following the date on which the share units were initially credited to the participant’s account. It is anticipated that, at the time of distribution, a participant will receive one share of common stock for each share unit being distributed.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Following the crediting of each share unit to a participant’s account, we will issue a matching share of common stock held in escrow in the participant’s name. Each matching share is subject to forfeiture as provided in the ESPP. A participant will be deemed to be the holder of, and may exercise all the rights of a record owner of, the matching shares issued to such participant while such matching shares are held in escrow. The matching shares vest three years from the date of the contribution.

At December 31, 2002, there were approximately 47,393 ESPP shares arising from participants’ contributions and approximately 47,393 matching shares. The number of shares vested, including matching shares, at December 31, 2002, was 49,768. We recognize the cost of the matching shares over the vesting period. At December 31, 2002, deferred compensation cost relating to matching shares was $923. Expense recognized in 2002, 2001 and 2000 was $537, $281 and $180, respectively. Matching shares are included in weighted average shares outstanding for purposes of computing earnings per share.

In September 2000, we recorded $394 of compensation from the acceleration of vesting of 10,952 matching shares previously contributed on behalf of our former president and chief executive officer.

10.    Pension and Employee Benefits

Substantially all of our employees are included in a trusteed non-contributory defined benefit pension plan. Upon retirement, employees are provided a monthly pension based on length of service and compensation. We fund pension costs to the extent necessary to meet the minimum funding requirements of ERISA.

Pension cost (benefit) is as follows:

	For the Years Ended December 31,
	2002	2001	2000
Benefits earned during the year (service cost)	$2,297	$2,203	$1,797
Interest cost on projected benefit obligation	5,076	4,139	3,800
Expected return on plan assets	(6,951)	(7,534)	(7,870)
Other components—net	86	(847)	(1,880)

Net periodic pension cost (benefit)	$508	$(2,039)	$(4,153)
Voluntary Retirement Program cost	1,720	4,120	—

Total net periodic pension cost (benefit)	$2,228	$2,081	$(4,153)

Plan assets include cash, equity, fixed income securities and pooled funds under management by a financial institution. Plan assets include CTE Common Stock and Class B Common Stock with a combined fair value of approximately $5,871 and $7,035 at December 31, 2002 and 2001, respectively.

On December 12, 2001, we initiated a Voluntary Retirement Program (“VRP”). The program was offered to certain eligible employees across all of our operations. The VRP was largely funded from pension assets; and therefore, nearly 80% of the cost was non-cash. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, approximately 70%, or $4,120 of the non-cash VRP costs were recorded in 2001. In the first quarter 2002, an additional $1,720 was recorded against the pension asset. The VRP costs recorded primarily represent charges related to pension enhancement, social security supplements and vacation benefits.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

The following table sets forth the Plan’s funded status and amounts recognized in our Consolidated Balance Sheets:

	December 31,
	2002	2001
Change in plan assets:
Fair value of plan assets at beginning of year	$79,358	$84,813
Actual loss on plan assets	(8,087)	(3,021)
Benefits paid	(4,453)	(2,434)

Fair value of plan assets at end of year	$66,818	$79,358

Change in benefit obligation:
Projected benefit obligation at beginning of year	$67,243	$55,156
Benefits earned	2,297	2,203
Interest cost	5,076	4,139
Amendments	2,729	5,020
Actuarial loss	7,341	3,159
Benefits paid	(4,453)	(2,434)

Projected benefit obligation at end of year	$80,233	$67,243

Funded status	$(13,415)	$12,115
Unrecognized actuarial loss (gain)	16,695	(5,578)
Unrecognized prior service cost	4,271	3,737
Unrecognized net transition asset	(495)	(989)

Prepaid pension cost	$7,056	$9,285

Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid pension cost	$—	$9,285
Accrued benefit liability	(1,782)	—
Intangible asset	4,271	—
Accumulated other comprehensive loss	4,567	—

Net amount recognized	$7,056	$9,285

In the 2002 fourth quarter, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” we recorded a minimum pension liability of $1,782 representing the difference between the accumulated benefit obligation and the fair value of the Plan assets at December 31, 2002. Also, a pension intangible equal to the unrecognized prior service cost of $4,271 was recognized. A charge to other comprehensive income (loss) in the amount of $4,567 ($2,839 after-tax) represents the excess of additional minimum pension liability over unrecognized prior service cost.

The following assumptions were used in the determination of the projected benefit obligation and net periodic pension cost (benefit):

	December 31,
	2002	2001	2000
Discount rate	6.75%	7.25%	7.50%
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%
Weighted average long-term rate of compensation increases	5.50%	5.50%	5.50%

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

The actuarial assumptions used are based on market interest rates, past experience and our best estimate of future economic conditions. We estimate pension cost of approximately $2,800 for 2003. Depending on, among other things, the return on pension assets in 2003, we may be required to fund the pension plan in 2004 for plan year 2003.

We sponsor a 401(k) savings plan covering substantially all employees. For employees who are not covered by collective bargaining agreements, we contribute to the 401(k) plan based on a specified percentage of employee contributions. Contributions charged to expense were $1,042, $1,087 and $1,100 in 2002, 2001 and 2000, respectively.

For employees retiring prior to 1993, we provide certain postretirement medical benefits. We also provide nominal postretirement life insurance benefits to all vested retirees. Net periodic postretirement (benefit) cost was ($36), $174 and $166 for the years ended December 31, 2002, 2001 and 2000, respectively. Service cost was $0, $0 and $5 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table sets forth the Plan’s funded status and amounts recognized in our Consolidated Balance Sheets:

	December 31,
	2002	2001
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	174	229
Benefits paid	(174)	(229)

Fair value of plan assets at end of year	$—	$—

Change in benefit obligation:
Projected benefit obligation at beginning of year	$2,151	$2,005
Interest cost	68	174
Actuarial (gain) loss	(1,111)	201
Benefits paid	(174)	(229)

Projected benefit obligation at end of year	$934	$2,151

Funded status	$(934)	$(2,151)
Unrecognized actuarial gain	(1,227)	(220)

Accrued benefit cost	$(2,161)	$(2,371)

The accrued postretirement benefit liability is included in other liabilities in the accompanying Consolidated Balance Sheets.

The discount rate used in determining the accumulated postretirement benefit obligation was 6.75% in 2002, 7.25% in 2001 and 7.50% in 2000.

Our portion of the monthly premium for retirees included in the postretirement obligation is limited, and any increase in medical costs is absorbed by the retiree. As such, a negative trend in healthcare costs will have no effect on the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

We also have a nonqualified supplemental pension plan covering certain former employees which provides for incremental pension payments from us to the extent that income tax regulations limit the amount payable from our defined benefit pension plan. The projected benefit obligation relating to this unfunded plan was approximately $1,037, $1,050 and $1,050 at December 31, 2002, 2001 and 2000, respectively. Pension expense for the plan was $73 in 2002, $76 in 2001 and $77 in 2000.

We provide certain postemployment benefits to former or inactive employees who are not retirees. These benefits are primarily short-term disability salary continuance. We accrue the cost of postemployment benefits over employees’ service lives. We use the services of an enrolled actuary to calculate the expense. The net periodic (benefit) cost for postemployment benefits was ($494) in 2002, $955 in 2001 and $1,238 in 2000. The reduction in cost is primarily attributable to our decision to contract with a third-party administrator to manage short-term disability claims as well as a decrease in headcount.

11.    Income Taxes

The provision (benefit) for income taxes is reflected in the Consolidated Statements of Operations as follows:

	For the Years Ended December 31,
	2002	2001	2000
Currently payable:
Federal	$11,932	$10,693	$(2,174)
State	2,333	3,355	7,448

Total current	14,265	14,048	5,274

Deferred, net:
Federal	18,781	13,180	(27,269)
State	807	(6,333)	(331)

Total deferred	19,588	6,847	(27,600)

Total provision (benefit) for income taxes	$33,853	$20,895	$(22,326)

The following is a reconciliation of income taxes at the applicable U.S. federal statutory rate with income taxes recorded by us:

	For the Years Ended December 31,
	2002	2001	2000
Income (loss) before provision (benefit) for income taxes	$90,977	$64,027	$(77,775)

Federal tax provision at statutory rate	31,842	22,409	(27,221)
Increase (reduction) due to:
State income taxes, net of federal effects	1,806	(1,933)	4,626
Stock offering costs	129	444	—
Nondeductible items	39	39	39
Other, net	37	(64)	230

Provision (benefit) for income taxes	$33,853	$20,895	$(22,326)

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:

	December 31,
	2002	2001
Net operating loss carryforwards	$3,141	$5,996
Employee benefit plans	4,159	7,362
Reserve for bad debts	2,220	1,325
Restructuring reserve	4,517	27,503
All other	25,420	18,261

Total deferred tax assets	39,457	60,447

Property, plant and equipment	(74,180)	(63,465)
All other	(603)	(6,838)

Total deferred tax liabilities	(74,783)	(70,303)

Subtotal	(35,326)	(9,856)

Valuation allowance	(2,088)	(5,964)

Net deferred taxes	$(37,414)	$(15,820)

In our opinion, based on the future reversal of existing taxable temporary differences, primarily depreciation, and expectations of future operating results, after consideration of the valuation allowance, we will more likely than not be able to realize substantially all of our deferred tax assets.

The net change in the valuation allowance for deferred tax assets during 2002 was a decrease of $3,876. The net change is primarily due to a reversal of $3,469 related to tax strategies implemented in 2002.

State net operating losses will expire as follows:

2003-2010	$ 4,000 per year
2011-2022	$19,211

12.    Commitments and Contingencies

a.    Total rental expense, including pole and conduit rentals, was $6,829, $6,361 and $6,443 in 2002, 2001 and 2000, respectively. At December 31, 2002, rental commitments under noncancelable leases, excluding annual pole and conduit rental commitments of approximately $3,484 that are expected to continue indefinitely, are as follows:

Year	Aggregate Amounts
2003	$2,916
2004	$2,007
2005	$1,880
2006	$1,829
2007	$1,714
After 2007	$11,750

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

b.    Effective November 22, 2002, we extended our agreement for the provision to us of data processing services including the general management of our data processing operations through December 31, 2004. The annual commitment, excluding annual increases based on increases in the Consumer Price Index, is $7,109 in 2003 and $7,359 in 2004.

c.    In May 2001, CT entered into a fifteen-year, two-month agreement for the rental of a building in an area of a city qualifying for certain tax incentives offered by the state of Pennsylvania. The annual commitment through year ten is $1,163. Annual rent for the last five years is subject to changes in the Consumer Price Index. In addition, CT also entered into a lease agreement for the rental of parking spaces for employees of the building, for a similar term. The annual commitment, excluding increases in the last five years based on increases in the Consumer Price Index, is $168.

d.    We had existing letters of credit aggregating $750 at December 31, 2001.

e.    We had various purchase commitments at December 31, 2002 related to our 2003 capital budget. Excluding CTSI’s expansion markets, CTE’s capital expenditures have averaged $72,040 over the three years ended December 31, 2002. We anticipate that consolidated capital expenditures will be in the range of $50,000 to $55,000 for 2003.

In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In our opinion, these proceedings will not have a material adverse effect on our results of operations or financial condition.

13.    Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.    Cash and temporary cash investments—The carrying amount approximates fair value because of the short maturity of these instruments.

b.    Long-term investments—Long-term investments consist primarily of investments accounted for under the equity method for which disclosure of fair value is not required and Rural Telephone Bank (“RTB”) Stock. It is not practicable to estimate the fair value of the RTB Stock because there is no quoted market price for the stock; it is issued only at par, and can be held only by recipients of RTB loans.

c.    Debt—The fair value of fixed rate long-term debt was estimated based on our current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate debt is considered to be equal to carrying value since the debt reprices at least every six months and we believe that our credit risk has not materially changed from the time the floating rate debt was borrowed.

d.    Letters of credit—The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

e.    Interest rate swaps—The fair value has been calculated by the counterparties using appropriate valuation methodologies. The fair value of the interest rate swaps is recorded in other liabilities on our

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

Consolidated Balance Sheets. The fair value of the interest rate swaps at January 1, 2001 was ($280). The transition adjustment of $182, net of taxes of $98, is reported as a cumulative effect type adjustment of accumulated other comprehensive loss. For the year ended December 31, 2001, we recorded an adjustment of ($4,150) (($2,697) net of tax), to adjust the fair value of the swaps to ($4,430). For the year ended December 31, 2002, we recorded an adjustment of ($1,911) (($1,243) net of tax), to adjust the fair value of the swaps to ($6,341).

The estimated fair value of our financial instruments is as follows:

	December 31,
	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and temporary cash investments	$34,935	$34,935	$27,298	$27,298
Financial liabilities:
Fixed rate long-term debt:
Mortgage note payable to CoBank	$28,512	$29,526	$33,075	$34,925
Floating rate debt:
Revolving line of credit	$65,000	$65,000	$65,000	$65,000
Revolving credit agreement	$30,000	$30,000	$95,000	$95,000
Mortgage note payable to CoBank	$27,797	$27,797	$32,244	$32,244
Unrecognized financial instruments:
Letters of credit	$—	$—	$750	$750
Interest rate swaps	$—	$(6,341)	$—	$(4,430)

14.    Off Balance Sheet Risk and Concentration of Credit Risk

Certain financial instruments potentially subject us to concentrations of credit risk. These financial instruments consist primarily of trade receivables and cash and temporary cash investments.

We place our cash and temporary cash investments with high credit quality financial institutions and limit the amount of credit exposure to any one financial institution. We also periodically evaluate the credit worthiness of the institutions with which we invest. We do, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

Our trade receivables reflect a customer base primarily centered in northeastern and central Pennsylvania. We routinely assess the financial strength of our customers; as a result, concentrations of credit risk are limited.

We have entered into interest rate swap agreements to adjust the interest rate profile of our debt obligations and to achieve a targeted mix of floating and fixed rate debt. The counterparties to the interest rate swap agreements are major financial institutions. These financial institutions have been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor the credit ratings of these counterparties. While we may be exposed to credit losses due to non-performance of the counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our financial condition or results of operations.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per Share Amounts)

15.    Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002
Sales	$78,396	$78,300	$80,304	$81,555
Operating income	$20,026	$24,113	$23,653	$28,803
Net income	$10,749	$14,098	$13,835	$18,442
Basic earnings per share:
Net income per share	$0.46	$0.60	$0.59	$0.79
Diluted earnings per share:
Net income per share	$0.45	$0.60	$0.58	$0.78
Common Stock closing price:
High	$44.27	$42.95	$41.23	$39.39
Low	$35.15	$36.78	$34.49	$34.11
Class B Common Stock closing price:
High	$47.50	$44.00	$41.49	$39.00
Low	$40.00	$39.10	$34.41	$34.00

2001
Sales	$76,946	$76,467	$76,223	$76,978
Operating income	$15,571	$19,497	$25,133	$16,560
Net income	$5,896	$9,669	$17,984	$9,583
Basic earnings per share:
Net income per share	$0.26	$0.42	$0.77	$0.41
Diluted earnings per share:
Net income per share	$0.25	$0.41	$0.76	$0.40
Common Stock closing price:
High	$37.63	$42.25	$44.40	$48.60
Low	$32.13	$28.88	$35.09	$36.54
Class B Common Stock closing price:
High	$40.00	$44.00	$44.00	$47.45
Low	$33.00	$30.00	$35.00	$38.00

16.    Certain Related Party Transactions

We had the following transactions with related parties:

	For the Years Ended December 31,
	2002	2001	2000
Corporate office costs allocated from RCN	$1,200	$1,200	$2,000
Long-distance terminating access charges to RCN	$1,083	$1,560	$922
Revenue from engineering services provided to RCN	$8	$54	$460
Long-distance expense from RCN Long Distance	$4,257	$7,244	$7,193
Other related party revenues	$2,015	$2,401	$3,700
Other related party expenses	$2,547	$537	$1,137

At December 31, 2002, we had accounts receivable from related parties of $690 and accounts payable to related parties of $10.

In 2002, the Company terminated a month-to-month long-distance resale agreement and a management service agreement with RCN.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(dollars in thousands, except per share amounts)

(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Sales	$83,001	$78,300	$166,159	$156,696
Costs and expenses, excluding other operating expenses itemized below	40,325	39,439	80,152	78,203
Management fees, related party	—	300	—	600
Depreciation and amortization	17,509	16,505	35,136	33,478
Restructuring charges (reversals)	—	(2,057)	—	(2,057)
Voluntary retirement program	—	—	—	2,333

Operating income	25,167	24,113	50,871	44,139
Interest and dividend income	474	491	1,180	1,372
Interest expense	(2,208)	(3,248)	(4,596)	(6,597)
Other income (expense), net	(1,193)	379	(1,158)	370
Equity in income of unconsolidated entities	1,423	1,345	1,654	1,573

Income before income taxes and cumulative effect of accounting change	23,663	23,080	47,951	40,857
Provision for income taxes	8,449	8,982	17,783	16,010

Income before cumulative effect of accounting change	15,214	14,098	30,168	24,847
Cumulative effect of accounting change, net of tax	—	—	13,230	—

Net income	$15,214	$14,098	$43,398	$24,847
Unrealized gain (loss) on derivative instruments, net of tax	185	(970)	449	(128)

Comprehensive net income	$15,399	$13,128	$43,847	$24,719

Basic earnings per share:
Income before cumulative effect of accounting change	$0.65	$0.60	$1.29	$1.06
Cumulative effect of accounting change, net of tax	—	—	0.56	—

Net income	$0.65	$0.60	$1.85	$1.06

Weighted average shares outstanding	23,515,230	23,374,395	23,476,185	23,363,307
Diluted earnings per share:
Income before cumulative effect of accounting change	$0.64	$0.60	$1.27	$1.05
Cumulative effect of accounting change, net of tax	—	—	0.55	—

Net income	$0.64	$0.60	$1.82	$1.05

Weighted average shares and common stock equivalents outstanding	23,937,200	23,690,464	23,819,639	23,683,912

See accompanying notes to Condensed Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

(UNAUDITED)

	June 30, 2003	December 31, 2002
ASSETS

Current assets:
Cash and temporary cash investments	$46,686	$34,935
Accounts receivable and unbilled revenues, net of reserve for doubtful accounts of $5,749 at June 30, 2003 and $5,520 at December 31, 2002	59,830	52,866
Other current assets	12,243	10,138
Deferred income taxes	20,731	23,669

Total current assets	139,490	121,608
Property, plant and equipment, net of accumulated depreciation of $431,017 at June 30, 2003 and $432,435 at December 31, 2002	416,861	411,370
Investments	9,076	9,718
Deferred charges and other assets	10,789	10,738
Unamortized debt issuance costs	454	605

Total assets	$576,670	$554,039

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$9,010	$9,010
Notes payable	65,000	65,000
Accounts payable	32,653	30,503
Accrued restructuring expenses	1,875	2,029
Accrued expenses	43,980	49,955
Accrued income taxes	950	—
Advance billings and customer deposits	4,881	5,870

Total current liabilities	158,349	162,367
Long-term debt	47,795	77,299
Deferred income taxes	69,360	61,083
Other liabilities	31,533	32,300
Common shareholders’ equity:
Common Stock ($1 par value, authorized: 85,000,000 and 85,000,000; issued: 21,765,922 and 21,488,697; outstanding: 21,725,390 and 21,444,213, at June 30, 2003 and December 31, 2002, respectively)	21,774	21,489
Class B Common Stock ($1 par value, authorized: 15,000,000 and 15,000,000; issued: 5,810,030 and 5,818,684; outstanding: 2,025,381 and 2,034,035, at June 30, 2003 and December 31, 2002, respectively)	5,810	5,818
Additional paid-in capital	266,140	256,594
Deferred compensation	(7,838)	(2,676)
Accumulated other comprehensive loss	(6,512)	(6,961)
Retained earnings	121,367	77,969
Treasury stock at cost, 3,825,181 and 3,829,133 shares at June 30, 2003 and December 31, 2002, respectively	(131,108)	(131,243)

Total common shareholders’ equity	269,633	220,990

Total liabilities and shareholders’ equity	$576,670	$554,039

See accompanying notes to Condensed Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(UNAUDITED)

	Six months ended June 30,
	2003	2002
NET CASH PROVIDED BY OPERATING ACTIVITIES	$54,769	$52,103
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant & equipment	(19,466)	(23,555)
Other	2,689	1,745

Net cash used in investing activities	(16,777)	(21,810)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of long-term debt	(29,504)	(34,505)
Proceeds from exercise of stock options	3,329	450
Capital lease obligation	(66)	(65)

Net cash used in financing activities	(26,241)	(34,120)

Net increase (decrease) in cash and temporary cash investments	11,751	(3,827)

Cash and temporary cash investments at beginning of year	34,935	27,298

Cash and temporary cash investments at June 30,	$46,686	$23,471

Supplemental disclosures of cash flow information:
Cash paid during the periods for:
Interest	$4,784	$6,668

Income taxes	$13,307	$7,816

See accompanying notes to Condensed Consolidated Financial Statements.

COMMONWEALTH TELEPHONE ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

The Condensed Consolidated Financial Statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of our Management, the Condensed Consolidated Financial Statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information. The Condensed Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto included in our Form 10-K, as amended, for the fiscal year ended December 31, 2002.

1.    Background and Basis of Presentation – The consolidated financial statements of Commonwealth Telephone Enterprises, Inc. (“CTE,” “the Company,” “we,” “us” or “our”) include the accounts of its wholly-owned subsidiaries, Commonwealth Telephone Company (“CT”), a rural incumbent local exchange carrier (“RLEC”); CTSI, LLC (“CTSI”), our RLEC edge-out operation and a competitive local exchange carrier (“CLEC”); and other operations (“Other”), which include Commonwealth Communications (“CC”), a provider of telecommunications equipment and facilities management services; the portion of epix® Internet Services (“epix”), that includes dial-up Internet customers within CT’s operating territory and non-CTSI customers outside CT’s service territory; the portion of Jack Flash® (“Jack Flash”), the digital subscriber line (“DSL”) product offering in CT’s franchise area; and Commonwealth Long Distance Company (“CLD”), a reseller of long-distance services. Other also includes our corporate financing entity. All significant intercompany accounts and transactions are eliminated.

2.    Stock-Based Compensation – We apply the intrinsic value method of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and the Financial Accounting Standards Board Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for our stock plans. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).

Pro forma amounts based on the options’ fair value, net of tax, at the grant dates for awards under the CTE Equity Incentive Plan for the three and six months ended 2003 and 2002, respectively, are:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Net income - as reported	$15,214	$14,098	$43,398	$24,847
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	559	345	945	658
Deduct: total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	(1,394)	(1,376)	(2,707)	(2,667)

Net income - pro forma	$14,379	$13,067	$41,636	$22,838

Net income per share:
Basic earnings per share - as reported	$0.65	$0.60	$1.85	$1.06
Basic earnings per share - pro forma	$0.61	$0.56	$1.77	$0.98
Diluted earnings per share - as reported	$0.64	$0.60	$1.82	$1.05
Diluted earnings per share - pro forma	$0.60	$0.55	$1.75	$0.96

Pro forma information regarding net income and earnings per share has been determined as if we had accounted for our stock options under the fair value method of SFAS No. 123.

3.    Segment Information – CT provides local and long-distance telephone service to residential and business customers in a 19-county service territory in rural northeastern and central Pennsylvania. CT also provides network access and billing/collection services to interexchange carriers and sells telecommunications products and services.

CTSI, which operates in three edge-out regional Pennsylvania markets that border CT’s territory, is a competitive local exchange carrier, offering bundled local and long-distance telephone, Internet, DSL and enhanced services.

The Other segment includes the results of CC and CLD, the portion of the results of epix consisting of dial-up Internet customers within CT’s territory and non-CTSI customers outside CT’s territory, Jack Flash customers within CT’s territory and CTE’s corporate financing entity.

Operating income (loss) is the primary measure used by our management to assess the performance of each segment.

Financial information by business segment is as follows:

Three months ended June 30, 2003

	CT	CTSI	Other	Consolidated
Sales	$54,256	$21,647	$10,533	$86,436
Elimination of intersegment sales	3,076	173	186	3,435
External sales	51,180	21,474	10,347	83,001
Costs and expenses	16,743	13,827	9,755	40,325
Depreciation and amortization	11,334	5,109	1,066	17,509
Operating income (loss)	23,103	2,538	(474)	25,167
Interest expense, net	(565)	—	(1,169)	(1,734)
Other income (expense), net	(54)	6	(1,145)	(1,193)
Equity in income of unconsolidated entities	—	—	1,423	1,423
Income (loss) before income taxes	22,484	2,544	(1,365)	23,663
Provision (benefit) for income taxes	8,243	769	(563)	8,449
Net income (loss)	14,241	1,775	(802)	15,214

Three months ended June 30, 2002

	CT	CTSI	Other	Consolidated
Sales	$51,072	$21,505	$9,660	$82,237
Elimination of intersegment sales	3,529	181	227	3,937
External sales	47,543	21,324	9,433	78,300
Costs and expenses	17,063	13,347	9,029	39,439
Management fees, related party	300	99	(99)	300
Depreciation and amortization	11,262	4,630	613	16,505
Restructuring charges (reversals)	—	(2,057)	—	(2,057)
Operating income (loss)	18,918	5,305	(110)	24,113
Interest expense, net	(932)	—	(1,825)	(2,757)
Other income (expense), net	(100)	501	(22)	379
Equity in income of unconsolidated entities	—	1,345	—	1,345
Income (loss) before income taxes	17,886	7,151	(1,957)	23,080
Provision (benefit) for income taxes	7,004	2,726	(748)	8,982
Net income (loss)	10,882	4,425	(1,209)	14,098

Six months ended June 30, 2003

	CT	CTSI	Other	Consolidated
Sales	$109,220	$43,314	$20,272	$172,806
Elimination of intersegment sales	5,943	345	359	6,647
External sales	103,277	42,969	19,913	166,159
Costs and expenses	33,850	27,111	19,191	80,152
Depreciation and amortization	22,833	10,169	2,134	35,136
Operating income (loss)	46,594	5,689	(1,412)	50,871
Interest expense, net	(933)	—	(2,483)	(3,416)
Other income (expense), net	(83)	18	(1,093)	(1,158)
Equity in income of unconsolidated entities	—	—	1,654	1,654
Income (loss) before income taxes and cumulative effect of accounting change	45,578	5,707	(3,334)	47,951
Provision (benefit) for income taxes	16,923	1,934	(1,074)	17,783
Income (loss) before cumulative effect of accounting change	28,655	3,773	(2,260)	30,168
Cumulative effect of accounting change, net of tax	13,230	—	—	13,230
Net income (loss)	41,885	3,773	(2,260)	43,398

Six months ended June 30, 2002

	CT	CTSI	Other	Consolidated
Sales	$103,180	$42,538	$18,753	$164,471
Elimination of intersegment sales	7,021	333	421	7,775
External sales	96,159	42,205	18,332	156,696
Costs and expenses	34,176	26,480	17,547	78,203
Management fees, related party	600	198	(198)	600
Depreciation and amortization	22,284	9,125	2,069	33,478
Restructuring charges (reversals)	—	(2,057)	—	(2,057)
Voluntary retirement program	—	—	2,333	2,333
Operating income (loss)	39,099	8,459	(3,419)	44,139
Interest expense, net	(1,422)	—	(3,803)	(5,225)
Other income (expense), net	(95)	491	(26)	370
Equity in income of unconsolidated entities	—	1,573	—	1,573
Income (loss) before income taxes	37,582	10,523	(7,248)	40,857
Provision (benefit) for income taxes	14,570	3,965	(2,525)	16,010
Net income (loss)	23,012	6,558	(4,723)	24,847

4.    Revenue Recognition – Local telephone service is recorded based on tariffed or contracted rates. Telephone network access and long-distance revenues are derived from access charges, toll rates and settlement arrangements. CT’s interstate access charges are subject to a pooling process with the National Exchange Carrier Association (“NECA”). Final interstate revenues are based on nationwide average costs applied to certain demand quantities. Increases to CT’s reserve for doubtful accounts are charged against revenue. Internet access service revenues are based on contracted fees. Long-distance telephone service revenues are recorded based on minutes of traffic processed and tariffed rates or contracted fees. Revenue from local telephone, Internet access and long-distance telephone services is earned and recorded when the services are provided. Long-term contracts of CC are accounted for on the percentage-of-completion method. We defer and amortize CT, CTSI and epix installation revenue as well as direct incremental service installation costs over their respective estimated customer life. We carry in the Consolidated Balance Sheets a deferred credit of $5,810 as of June 30, 2003 in other liabilities representing the unamortized portion of installation revenue. Additionally, we have a deferred charge of $5,810 as of June 30, 2003 in other assets representing the unamortized portion of installation costs.

5.    Income Taxes – The provision for income taxes is different than the amount computed by applying the United States statutory federal tax rate primarily due to state income taxes net of federal benefit. In December 2002, we reorganized our legal entity structure to allow the state of Pennsylvania tax losses of CLD and epix to be offset against state taxable income of CT. We are utilizing various tax strategies to provide effective state tax planning.

6.    CTE Stock Options and Restricted Stock – At June 30, 2003, we have approximately 1,347,000 options outstanding at exercise prices ranging from $9.378 to $54.3125. During the first six months of 2003, no options were granted, 39,500 options were canceled and 122,146 options were exercised, yielding cash proceeds of $3,329. As provided for in the CTE Equity Incentive Plan, we granted 155,000 shares of restricted stock in 2000, of which 33,750 have been canceled. As of June 30, 2003, 93,125 shares were vested. In accordance with Accounting Principles Board (APB) Opinion No. 25 “Accounting for Stock Issued to Employees,” as clarified by Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” as issued by the FASB, the compensation cost related to restricted stock granted in 2000 was $665 and $769 in the six month periods ended June 30, 2003 and 2002, respectively. In February, April and May we granted an additional 154,125 shares of restricted stock that vests over four years. The fair value of the restricted stock issued of $5,876 to be recognized as compensation cost over the four year vesting period has been recognized as deferred compensation, shown as a separate reduction of shareholders’ equity. The compensation cost related to these issues of restricted stock was $460 in the six month period ended June 30, 2003.

7.    Earnings per Share – Basic earnings per share amounts are based on net income divided by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during each period.

Diluted earnings per share amounts are based on net income divided by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during each period after giving effect to dilutive common stock equivalents.

In the future, should our convertible debt (see “Liquidity and Capital Resources”) meet the required conditions for holders to be able to convert the debentures, the resulting shares would be included in the calculation of diluted earnings per share.

The following table is a reconciliation of the numerators and denominators of the basic and diluted per share computations for net income:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Income before cumulative effect of accounting change	$15,214	$14,098	$30,168	$24,847
Cumulative effect of accounting change, net of tax	—	—	13,230	—

Net income	$15,214	$14,098	$43,398	$24,847

Basic earnings per share:
Weighted average shares outstanding	23,515,230	23,374,395	23,476,185	23,363,307

Income before cumulative effect of accounting change	$0.65	$0.60	$1.29	$1.06
Cumulative effect of accounting change, net of tax	—	—	0.56	—

Net income per share	$0.65	$0.60	$1.85	$1.06

Diluted earnings per share:
Weighted average shares outstanding	23,515,230	23,374,395	23,476,185	23,363,307
Dilutive shares resulting from common stock equivalents	421,970	316,069	343,454	320,605

Weighted average shares and common stock equivalents outstanding	23,937,200	23,690,464	23,819,639	23,683,912

Income before cumulative effect of accounting change	$0.64	$0.60	$1.27	$1.05
Cumulative effect of accounting change, net of tax	—	—	0.55	—

Net income per share	$0.64	$0.60	$1.82	$1.05

8.    Derivative Instruments – We utilize interest rate swap agreements to reduce the impact of changes in interest rates on our floating rate debt. The swap agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. Amounts to be paid or received under interest rate swap agreements are accrued and recognized over the life of the swap agreements as an adjustment to interest expense.

The fair value of the interest rate swaps is recorded in other liabilities on our Consolidated Balance Sheets. The effective portion of interest rate swap gains or losses is initially reported as a component of other comprehensive income and subsequently reclassified into earnings as an adjustment to interest expense. The ineffective portion, if any, is reported as other income (expense). In the six months ended June 30, 2003, we recorded an adjustment of $691 ($449 net of tax) to adjust the fair value of the swaps to ($5,650). In the six months ended June 30, 2002, we recorded an adjustment of ($196) (($128) net of tax) to adjust the fair value of the swaps to ($4,626).

9.    Restructuring Charges (Reversals) – In December 2000, we initiated an exit strategy for CTSI to reduce its network expansion plan from a total of eight markets to three markets. This strategy was aimed at focusing on the three “edge-out” markets adjacent to CT’s rural footprint. These edge-out markets encompass the Wilkes-Barre/Scranton/Hazleton, Harrisburg and Lancaster/Reading/York, PA markets. Related to this strategy, CTE recorded an estimated restructuring charge of $99,713 (pre-tax) and $64,813 (after-tax). CTSI had completed its withdrawal from the five non-“edge-out” expansion markets (suburban Philadelphia, PA; Binghamton, NY; Syracuse, NY; Charleston/Huntington, WV; and Youngstown, OH) by June 30, 2001.

During December 2000, we reduced our workforce by approximately 220 employees and as of December 31, 2001 we reduced our workforce by an additional 33 employees who had remained to facilitate the transition of customers to other service providers. No further workforce reductions as a result of this restructuring will occur.

Employee termination benefits associated with this workforce reduction and included in the restructuring charge was $2,628. Of this liability, $2,534 was paid and the remaining $94 was reversed in 2001.

Also included in accrued restructuring expense were estimated incremental costs associated with financial advisory, legal and other fees of $3,500. In 2000 and 2001, $1,328 was paid, with $1,600 reversed in 2001 as a result of favorable negotiations of commitments. In 2002, $41 of this liability was paid and the remaining $531 was reversed due to lower than anticipated legal expenses.

Additionally, other exit costs associated with terminating customer contracts, committed purchases of equipment, building and circuit lease terminations, asset removal and site restorations were estimated to be $17,580. During 2001, $6,213 was paid and $4,558 was reversed from the cancellation of a committed equipment purchase that was favorably negotiated, the sale of certain assets and the assignment of certain leases to another CLEC and a favorable building lease settlement. In 2002, $1,371 of this liability was paid and $3,409 was reversed due to the elimination of liabilities associated with certain customer contracts. In the first six months of 2003, $154 of this liability was paid.

We will continue to evaluate and update our estimation of the remaining liabilities.

The restructuring charge as of December 31, 2000 included $73,994, net of estimated salvage value, for the write-down of assets included in property, plant and equipment. Estimated salvage values were based on estimates of proceeds from the sale of the affected assets, offset by costs of removal. These assets primarily related to switching, central office equipment and outside communications plant physically located in the exited markets. In July 2001, another CLEC purchased a portion of our assets in the New York expansion markets at amounts higher than estimated, resulting in a gain of $3,035.

The restructuring charge also included $2,011 related to the write-down, net of estimated salvage value, of assets included in inventory to be sold or disposed of in connection with the restructuring.

The write-down of the assets to be disposed of was a direct result of our unwillingness to incur the capital requirements necessary to grow these markets and make them profitable; and accordingly, no future cash flows from these assets could be anticipated. Excluding the items included in the restructuring charge, we are not aware of any events or circumstances that would suggest the carrying amount of our remaining assets would not be recoverable.

The key elements of the restructuring charge recorded in December 2000 were:

	Employee Termination Benefits	Contract Terminations	Assets, Disposal and Removal Costs	Other	Total
Employee termination benefits	$2,628				$2,628
Contract terminations and settlements		$15,294			15,294
Removal and restoration costs			$2,286		2,286
Write-down of assets			76,005		76,005
Investment advisory and other fees				$3,500	3,500

Total restructuring charges	$2,628	$15,294	$78,291	$3,500	$99,713

Accrued restructuring expense comprises the following:

	Provision	Payments	Balance December 31, 2000	Payments	Reversal of Provision	Balance December 31, 2001
Employee termination benefits	$2,628	$(1,572)	$1,056	$(962)	$(94)	$—
Contract terminations and settlements	15,294	—	15,294	(5,150)	(3,788)	6,356
Removal and restoration costs	2,286	—	2,286	(1,063)	(770)	453
Investment advisory and other fees	3,500	(311)	3,189	(1,017)	(1,600)	572

Total accrued restructuring expenses	$23,708	$(1,883)	$21,825	$(8,192)	$(6,252)	$7,381

	Balance December 31, 2001	Payments	Reversal of Provision	Balance December 31, 2002	Payments	Reversal of Provision	Balance June 30, 2003
Employee termination benefits	$—	$—	$—	$—	$—	$—	$—
Contract terminations and settlements	6,356	(1,361)	(2,966)	2,029	(154)	—	1,875
Removal and restoration costs	453	(10)	(443)	—	—	—	—
Investment advisory and other fees	572	(41)	(531)	—	—	—	—

Total accrued restructuring expenses	$7,381	$(1,412)	$(3,940)	$2,029	$(154)	$—	$1,875

10.    Voluntary Retirement Program – On December 12, 2001, we initiated a Voluntary Retirement Program (“VRP”). The program was offered to certain eligible employees across all of our operations. The VRP was largely funded from pension assets and, therefore, nearly 80% of the cost was non-cash to the Company. In the fourth quarter of 2001, we recorded a charge of $5,388 of which $4,120 represents non-cash charges related to pension enhancement, social security supplements and vacation benefits. Other VRP program costs of $1,268 related to medical insurance and other program expenses. Since the deadline related to this program extended into 2002, and because only a portion of the eligible employees had made a decision to accept this program prior to year-end 2001, $2,333 ($1,423 after-tax) was recorded in the first quarter of 2002. The VRP costs of $2,333 represent $1,805 of non-cash charges primarily related to pension enhancement, social security supplements and vacation benefits. Other VRP program costs of $528 related to medical insurance and other program expenses.

11.    Debt – An amended revolving line of credit agreement with CoBank was entered into in June 2003, that extended the availability of the Company’s $65,000 line of credit to June 2004. The line of credit is at interest rates which are based on a LIBOR rate or floating rate option. We may refinance this line of credit when it becomes due in June 2004. On July 17, 2003 we terminated our $240,000 revolving credit facility.

12.    Change in Accounting and New Accounting Pronouncements –

Asset Retirement Obligations

Effective January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. SFAS No. 143 also precludes companies from accruing removal costs that exceed gross salvage in their depreciation rates and accumulated depreciation balances if there is no legal obligation to remove the long-lived assets. For our outside plant accounts, such as telephone poles and cable, estimated cost of removal does exceed gross salvage.

Although we have no legal obligation to remove assets, we have historically included in our group depreciation rates estimated net removal costs associated with these outside plant assets in which estimated cost of removal exceeds gross salvage. These costs have been reflected in the calculation of depreciation expense, which results in greater periodic depreciation expense and the recognition in accumulated depreciation of future costs of removal for existing assets. When the assets were actually retired and removal costs expended, the net removal costs were recorded as a reduction to accumulated depreciation.

In connection with the adoption of this standard, we were required to remove all existing accrued net costs of removal in excess of the related estimated salvage from our accumulated depreciation for those accounts. The adjustment is reflected in the income statement as a cumulative effect of accounting change, net of tax, that increased net income in the first quarter of 2003 by $13,230 or $0.56 per share ($0.55 per share on a diluted basis).

The following pro forma amounts have been adjusted for the effect of retroactive application on depreciation and costs of removal expense and related income taxes which would have been made had the new method been in effect at the beginning of 2002:

	Three months ended June 30, 2003		Six months ended June 30, 2003
	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$15,214	$15,214	$43,398	$30,168
Basic earnings per share	$0.65	$0.65	$1.85	$1.29
Diluted earnings per share	$0.64	$0.64	$1.82	$1.27

	Three months ended June 30, 2002		Six months ended June 30, 2002
	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$14,098	$14,126	$24,847	$24,873
Basic earnings per share	$0.60	$0.60	$1.06	$1.06
Diluted earnings per share	$0.60	$0.60	$1.05	$1.05

Revenue Recognition for Multi-Element Deliverables

In January 2003, the Emerging Issues Task Force issued EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 primarily addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, it addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of this statement will not have a material effect on our ongoing financial position or results of operations.

Accounting for Certain Financial Instruments

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We believe that the adoption of this statement will have no material effect on our ongoing financial position or results of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Amount To Be Paid
SEC Registration Fee		$24,270
Printing Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the Registration fee and the NASD filing fee, is an estimate.

Item 14.    Indemnification of Directors and Officers.

Section 1713 of Subchapter B of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provides that, if the bylaws of a business corporation so provide, no director shall be personally liable for monetary damages for any action or failure to act unless the director has breached or failed to perform his or her duties under Subchapter B of Chapter 17 of the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, provided that such provision does not apply to the responsibility or liability of a director with respect to any criminal statute or for the payment of taxes. Our bylaws contain provisions which limit the liability of directors as described in Section 1713.

Subchapter D (Sections 1741 through 1750) of Chapter 17 of the BCL contains provisions for mandatory and discretionary indemnification of a corporation’s directors, officers, employees and agents (collectively, “Representatives”) and related matters.

Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors, officers and other Representatives under certain prescribed circumstances against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party or threatened to be made a party by reason of his being a Representative of the corporation or serving at the request of the corporation or serving at the request of the corporation as a Representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 1742 provides for indemnification with respect to derivative actions similar to that provided by Section 1741. However, indemnification is not provided under Section 1742 in respect of any claim, issue or matter as to which a Representative has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, a Representative is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Section 1743 provides that indemnification against expenses is mandatory to the extent that a Representative has been successful on the merits or otherwise in defense of any such action or proceeding referred to in Section 1741 or 1742.

Section 1744 provides that unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of a Representative is proper because the Representative met the applicable standard of conduct, and such determination will be made by the board of directors by a majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs; by independent legal counsel; or by the shareholders.

Section 1745 provides that expenses incurred by a Representative in defending any action or proceeding referred to in Subchapter D of Chapter 17 of the BCL may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Representative to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. Except as otherwise provided in the Company’s Bylaws, advancement of expenses shall be authorized by the board of directors.

Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter D of Chapter 17 of the BCL shall not be deemed exclusive of any other rights to which a Representative seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office and that the corporation may create a fund or otherwise secure or insure its indemnification obligation, whether arising by law or otherwise.

Section 1747 grants a corporation the power to purchase and maintain insurance on behalf of any Representative against any liability incurred by him in his capacity as a Representative, whether or not the corporation would have the power to indemnify him against that liability under Subchapter D of Chapter 17 of the BCL.

Sections 1748 and 1749 apply the indemnification and advancement of expense provisions contained in Subchapter D of Chapter 17 of the BCL to successor corporations resulting from consolidation, merger or division and to service as a representative of a corporation with respect to an employee benefit plan.

Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter D of Chapter 17 of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a Representative and shall inure to the benefit of the heirs and personal representatives of such Representatives.

Our bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suits or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he is or was a director or officer of our company, or is or was serving at the request of our company as a director, officer, employee or agent of another entity, including service with respect to employee benefit plans, shall be indemnified and held harmless by our company, to the extent such person is not otherwise entitled to indemnification (including indemnification under any insurance policy maintained by the person, our company or any other entity), to the fullest extent authorized by Pennsylvania law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. We shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of our company. Indemnification thereunder shall apply whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. The right to indemnification conferred by our bylaws shall be a contract right and shall include the right to be paid by us the expenses incurred in defending any such proceeding in advance of its final disposition. If Pennsylvania law so requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer

(and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to us of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified.

We may, by action of our board of directors, enter into contracts with its directors, officers, employees and/or agents to provide such indemnification for such actions as it may deem appropriate not inconsistent with the provisions of applicable Pennsylvania law.

Our bylaws authorize us to purchase and maintain insurance to protect itself and/or any director, officer, employee or agent of our company or another entity against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss pursuant to applicable Pennsylvania law now or hereafter in effect. We have purchased such insurance.

Item 15.    Recent Sales of Unregistered Securities.

On July 18, 2003, we consummated a private offering of $300 million aggregate principal amount of 3 1/4% Convertible Notes due 2023. The offering was made by us to certain initial purchasers, each of whom was a qualified institutional buyer within the meaning of the Securities Act, and the initial purchasers subsequently offered and sold the notes to other qualified institutional buyers in accordance with Rule 144A under the Securities Act. The notes were offered to the subsequent purchasers at a price equal to 100% of the principal amount thereof, and the initial purchasers received a discount therefrom of 2.75%.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibits marked with an asterisk are filed herewith. The remaining exhibits have been filed with the Commission and are incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION
2.1	Distribution agreement among C-TEC Corporation, RCN Corporation and Cable Michigan, Inc. is incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to Form 10/A of RCN Corporation dated September 15, 1997, (Commission File No. 0-22825).

2.2	Articles of Merger between C-TEC Corporation and Commonwealth Communications, Inc. dated September 29, 1997 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

2.3	Limited Liability Company Operating Agreement of CTSI, LLC dated June 30, 2001 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, (Commission File No. 0-11053).

2.4	Agreement and Plan of Merger between CTSI, Inc. and CTSI, LLC dated June 22, 2001 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, (Commission File No. 0-11053).

2.5	Limited Liability Company Operating Agreement of CTE Telecom, LLC dated December 2, 2002 is incorporated herein by reference to Exhibit 2(e) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

2.6	Agreement and Plan of Merger between Commonwealth Long Distance Company and CTE Telecom, LLC dated December 31, 2002 is incorporated herein by reference to Exhibit 2(f) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

EXHIBIT NUMBER		DESCRIPTION

2.7		Agreement and Plan of Merger between epix® Internet Services, Inc. and CTE Telecom, LLC dated December 31, 2002 is incorporated herein by reference to Exhibit 2(g) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

2.8		Recapitalization Agreement, dated April 24, 2003, by and among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 2.1 to the Company’s Report on Form 8-K as filed with the Commission on April 25, 2003, (Commission File No. 0-11053).

3.1		Articles of Incorporation of Registrant as amended and restated April 24, 1986 and as further amended on November 25, 1991 are incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1994, (Commission File No. 0-11053).

3.2		Amendment to Articles of Incorporation dated September 21, 1995 is incorporated herein by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995, (Commission File No. 0-11053).

3.3		Amendment of Articles of Incorporation dated October 1, 1997 is herein incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.4		Amendment of Articles of Incorporation dated October 8, 1997 is herein incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.5		By-laws of Registrant, as amended through October 28, 1993 are incorporated herein by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1993, (Commission File No. 0-11053).

3.6		Amendments to By-laws of Registrant (Article I, Section I and Article II, Section 4) dated as of December 13, 1994 are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1994, (Commission File No. 0-11053).

3.7		Amendments to By-laws of Registrant (Article II, Section 1(c)) dated as of March 1, 2003 are incorporated herein by reference to Exhibit 3(g) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

3.8		Amendments to By-laws of Registrant (Article III, Section 3 and Section 4) dated as of October 28, 1994 are incorporated herein by reference to Exhibit 3(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

3.9		Amendments to By-laws of Registrant (Article II, Section 8) dated as of April 25, 2003 is incorporated herein by reference to Exhibit 3(a) to Form 10-K/A Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

3.10		By-laws of Registrant, as amended through April 24, 2003 are incorporated herein by reference to Exhibit 3(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2003, (Commission File No. 0-11053).

3.11	*	Amendment to Articles of Incorporation dated September 3, 2003.

3.12	*	Amended and Restated Articles of Incorporation dated September 3, 2003.

EXHIBIT NUMBER	DESCRIPTION

4.1	Loan Agreement dated as of March 29, 1994, made by and between Commonwealth Telephone Company and the National Bank for Cooperatives is incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 1994, (Commission File No. 0-11053).

4.2	Credit Agreement dated as of June 30, 1997 by and among C-TEC Corporation, the Lenders and First Union National Bank, as administrative agent for the Lenders is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

4.3	Amended and Restated Credit Agreement dated as of June 22, 1999 by and among Commonwealth Telephone Enterprises, Inc. as borrower, the Lenders referred to therein, First Union National Bank as Administrative Agent, CIBC Inc., as Syndication Agent, PNC Bank, National Association, as Documentation Agent and First Union Capital Markets Corp., as Lead Arranger is incorporated herein by reference to Exhibit 99 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

4.4	Line of Credit Agreement dated as of September 30, 1999 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(b) to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

4.5	Line of Credit Amendment dated as of September 15, 2000 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, (Commission File No. 0-11053).

4.6	Amended and Restated Line of Credit Agreement dated April 6, 2001 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4 to the Company’s Report on Form 10-Q for the quarter ended March 31, 2001, (Commission File No. 0-11053).

4.7	Second Amended and Restated Line of Credit Agreement dated June 4, 2002 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002, (Commission File No. 0-11053).

4.8	Letter agreement dated March 13, 2003 to amend the Loan Agreement dated as of March 29, 1994 and the Second Amended and Restated Line of Credit Agreement dated as of June 4, 2002 between Commonwealth Telephone Company and CoBank, ACB is incorporated herein by reference to Exhibit 4(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2003, (Commission File No. 0-11053).

4.9	Agreement Regarding Amendments to Loan Documents dated June 2, 2003 by and between Commonwealth Telephone Company as borrower and CoBank, ACB is incorporated herein by reference to Exhibit 4.1 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2003, (Commission File No. 0-11053).

4.10*	Indenture for 3 1/4% Convertible Notes due 2023 dated July 18, 2003 between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee.

4.11*	Form of 3 1/4% Convertible Note due 2023 (included in Exhibit 4.10).

4.12*	Registration Rights Agreement dated July 18, 2003 by and among Commonwealth Telephone Enterprises, Inc. and Morgan Stanley & Co. Incorporated, Legg Mason Wood Walker, Incorporated and Wachovia Capital Markets, LLC, as Initial Purchasers.

5.1*	Opinion of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary.

EXHIBIT NUMBER	DESCRIPTION

5.2*	Opinion of Davis Polk & Wardwell.

10.1	C-TEC Corporation, 1994 Stock Option Plan is incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 1994, (Commission File No. 0-11053).

10.2	C-TEC Corporation, Common-Wealth Builder Employee Savings Plan is incorporated herein by reference to Exhibit 28(b) to Form S-8 Registration Statements (as amended) of Registrant filed with the Commission, Registration No. 2-98306 and 33-13066.

10.3	C-TEC Corporation 1994 Stock Option Plan, as amended, is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33-64563.

10.4	C-TEC Corporation Executive Stock Purchase Plan is incorporated herein by reference to Form S-8 Registration of Registrant filed with the Commission, Registration No. 33-64677.

10.5	Tax sharing agreement among C-TEC Corporation, RCN Corporation and Cable Michigan, Inc. is incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to Form 10/A of RCN Corporation dated September 5, 1997, (Commission File No. 0-22825).

10.6	Assumption Agreement dated September 30, 1997 by and among Registrant, Cable Michigan, Inc. and First Union Bank is incorporated herein by reference to Exhibit 99 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1997, (Commission File No. 0-11053).

10.7	Registration Rights Agreement dated October 23, 1998 among Registrant, Walter Scott, Jr., James Q. Crowe and David C. McCourt is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K dated October 28, 1998, (Commission File No. 0-11053).

10.8	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended is incorporated herein by reference to Exhibit 10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998, (Commission File No. 0-11053).

10.9	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective December 21, 1998 is incorporated herein by reference to Exhibit 99.1 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

10.10	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended and restated, is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2000, (Commission File No. 0-11053).

10.11	Letter Agreement dated September 19, 2000 regarding termination of employment and services as a Director by and between Commonwealth Telephone Enterprises, Inc. and Michael I. Gottdenker is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended September 30, 2000, (Commission File No. 0-11053).

10.12	Registration Rights Agreement dated February 7, 2002 between Registrant and Level 3 Communications, Inc. is incorporated herein by reference to Exhibit 10.13 of Form S-3 Registration Statement of Registrant filed with the Commission, Registration No. 333-82366.

10.13	Consulting Agreement dated March 1, 2002, by and between CTE Services, Inc. and James DePolo d/b/a Westminster Marketing Associates is incorporated herein by reference to Exhibit 10(n) to the Company’s Report on Form 10-K for the year ended December 31, 2001, (Commission File No. 0-11053).

EXHIBIT NUMBER	DESCRIPTION

10.14	Amendment No. 1 effective May 15, 2002, to the CTE Equity Incentive Plan (formerly known as the CTEC Corporation 1996 Equity Incentive Plan) is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002, (Commission File No. 0-11053).

10.15	Commonwealth Telephone Enterprises, Inc. Bonus Plan is incorporated herein by reference to Exhibit 10(b) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002, (Commission File No. 0-11053).

10.16	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective September 5, 2002 is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended September 30, 2002, (Commission File No. 0-11053).

10.17	Shelf Registration Agreement dated as of November 12, 2002 among Registrant, Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 of Form S-3 Registration Statement of Registrant filed with the Commission, Registration No. 333-101127.

10.18	Amendment No. 1 to the Registration Rights Agreement, dated April 23, 2003, by and among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the Commission on April 25, 2003, (Commission File No. 0-11053).

12.1*	Statement re Computation of Ratios of Earnings to Fixed Charges.

21.1	A list of subsidiaries of the Registrant is incorporated herein by reference to Exhibit 21 to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary (included in Exhibit 5.1).

23.3*	Consent of Davis Polk & Wardwell (included in Exhibit 5.2).

24.1*	Powers of Attorney (included on the signature page to this Registration Statement).

25.1*	Form T-1 Statement of Eligibility of The Bank of New York as Trustee.

*	Filed herewith.

(b) Financial Statement Schedules

Report of Independent Accountants on Financial Statement Schedules

To the Shareholders of Commonwealth Telephone Enterprises, Inc.:

Our audits of the consolidated financial statements referred to in our report dated February 14, 2003 appearing in this Registration Statement on Form S-1 of Commonwealth Telephone Enterprises, Inc. also included an audit of the financial statement schedules listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 14, 2003

Schedule I

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2002	2001	2000
	(Thousands of Dollars, Except Per Share Amounts)
Income:
Sales	$14,320	$16,112	$20,443
Interest income-other	1	15	10
Other	19	13	194

Total income	14,340	16,140	20,647

Expenses:
Cost of goods sold	8,623	10,435	14,953
Interest expense on long-term debt	6,647	10,160	11,577
Interest expense (income) net, on notes payable to subsidiaries	2,035	1,898	(11,963)
General and administrative expenses	5,255	5,817	6,877
Voluntary retirement program	2,333	5,388	—
Depreciation and amortization	340	518	606

Total expenses	25,233	34,216	22,050

Loss before income taxes and equity in net income (loss) of subsidiaries	(10,893)	(18,076)	(1,403)
Benefit for income taxes	(3,810)	(6,321)	(336)

Loss before equity in net income (loss) of subsidiaries	(7,083)	(11,755)	(1,067)
Net income (loss) of subsidiaries	64,207	54,887	(54,382)

Net income (loss)	$57,124	$43,132	$(55,449)
Cumulative effect of accounting change for derivative instruments, net of tax	—	(182)	—
Unrealized loss on derivative instruments, net of tax	(1,243)	(2,697)	—
Minimum pension liability adjustment, net of tax	(2,839)	—	—

Comprehensive net income (loss)	$53,042	$40,253	$(55,449)

Basic earnings (loss) per share:
Net income (loss)	$2.44	$1.86	$(2.46)
Weighted average shares outstanding	23,390,939	23,157,784	22,541,138

Schedule I

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

BALANCE SHEETS

	December 31,
	2002	2001
	(Thousands of Dollars)
ASSETS
Current assets:
Cash	$15,681	$12,632
Notes receivable affiliates	225	4,559
Interest receivable	232	409
Accounts receivable affiliates	5,961	13,424
Accounts receivable other	4,243	4,164
Prepayments and other	84	85
Materials and supply inventory	2,692	1,638
Deferred tax assets and other	4,228	1,135

Total current assets	33,346	38,046

Investment in subsidiaries (stated at equity)	350,533	318,921
Property, plant and equipment, net of accumulated depreciation of $3,197 in 2002 and $3,492 in 2001	627	659
Deferred tax assets and other	9,592	11,972

Total assets	$394,098	$369,598

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Note payable to affiliates	$119,282	$89,759
Accounts payable to affiliates	6,658	5,788
Accrued liabilities and other	8,597	8,024
Deferred income taxes—current	45	193

Total current liabilities	134,582	103,764

Long-term debt	30,000	95,000
Deferred income taxes and other deferred credits	8,526	5,318
Common shareholders’ equity:
Common Stock, par value $1, authorized 85,000,000 shares, issued 21,488,697 shares in 2002 and 21,426,556 shares in 2001	21,489	21,427
Class B Common Stock, par value $1, authorized 15,000,000 shares, issued 5,818,684 shares in 2002 and 5,838,630 shares in 2001	5,818	5,838

Total common stock	27,307	27,265
Additional paid-in capital	256,594	255,570
Deferred compensation	(2,676)	(4,306)
Accumulated other comprehensive loss	(6,961)	(2,879)
Retained earnings	77,969	20,845
Treasury stock at cost, 3,829,133 shares in 2002 and 3,821,883 shares in 2001	(131,243)	(130,979)

Total common shareholders’ equity	220,990	165,516

Total liabilities and common shareholders’ equity	$394,098	$369,598

Schedule I

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2002	2001	2000
	(Thousands of Dollars)
Cash flows from operating activities:
Net income (loss)	$57,124	$43,132	$(55,449)
Depreciation and amortization	340	518	606
Deferred income taxes, net	(6,165)	(4,998)	109
Net change in certain assets and liabilities	7,382	(8,088)	5,684
Equity in income of subsidiaries	(64,207)	(54,887)	54,382
Other	3,426	9,338	4,191

Net cash flow (used in) provided by operating activities	(2,100)	(14,985)	9,523

Cash flows from investing activities:
Additions to property, plant and equipment	(335)	(87)	(322)
Dividends from subsidiaries	41,000	76,000	10,000
Capital contributions to subsidiaries	(5,119)	(50,000)	(224,687)
Other	26	6	7

Net cash provided by (used in) investing activities	35,572	25,919	(215,002)

Cash flows from financing activities:
Redemption of long-term debt	(65,000)	(100,000)	(10,000)
Borrowings of long-term debt	—	—	91,000
Proceeds from the exercise of stock options	720	7,304	11,078
Increase in notes payable to affiliates	29,523	73,381	8,743
Decrease (increase) in notes receivable from affiliates	4,334	(3,376)	120,042
Payment made for debt issuance costs	—	(81)	(37)

Net cash (used in) provided by financing activities	(30,423)	(22,772)	220,826

Net increase (decrease) in cash and temporary cash investments	$3,049	$(11,838)	$15,347

Cash and temporary cash investments at beginning of year	$12,632	$24,470	$9,123

Cash and temporary cash investments at end of year	$15,681	$12,632	$24,470

Components of net change in certain assets and liabilities:
Accounts receivable	$7,562	$(5,274)	$1,125
Materials and supply inventory	(1,054)	(370)	1,065
Accounts payable	1,152	(5,896)	4,362
Prepayments	1	(23)	2,022
Accrued expenses	(279)	3,475	(2,890)

Net change in certain assets and liabilities	$7,382	$(8,088)	$5,684

Schedule II

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2002, 2001 and 2000

(Thousands of Dollars)

		ADDITIONS
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSE	CHARGED TO OTHER ACCOUNTS	DEDUCTIONS/ REVERSALS	BALANCE AT END OF PERIOD
ALLOWANCE FOR DOUBTFUL ACCOUNTS—DEDUCTED FROM ACCOUNTS RECEIVABLE IN THE CONSOLIDATED BALANCE SHEETS.
2002	$3,047	$3,981	$56	$1,564	$5,520
2001	$2,525	$3,195	$(21)	$2,652	$3,047
2000	$1,884	$2,164	$248	$1,771	$2,525
ALLOWANCE FOR INVENTORY—DEDUCTED FROM MATERIAL AND SUPPLY INVENTORY IN THE CONSOLIDATED BALANCE SHEETS.
2002	$535	$367	$151	$386	$667
2001	$446	$676	$308	$895	$535
2000	$324	$572	$36	$486	$446
ALLOWANCE FOR DEFERRED TAX ASSETS—DEDUCTED FROM DEFERRED TAX ASSETS IN THE CONSOLIDATED BALANCE SHEETS.
2002	$5,964	$46	$—	$3,922	$2,088
2001	$10,658	$2,882	$—	$7,576	$5,964
2000	$3,142	$—	$7,649	$133	$10,658
RESERVE FOR RESTRUCTURING EXPENSE—ACCRUED RESTRUCTURING EXPENSES.
2002	$7,381	$—	$(3,940)	$1,412	$2,029
2001	$21,825	$—	$(6,252)	$8,192	$7,381
2000	$—	$23,708	$—	$1,883	$21,825

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Dallas, Commonwealth of Pennsylvania, on November 7, 2003.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

By:	/s/ MICHAEL J. MAHONEY
	Name:	Michael J. Mahoney
	Title:	President, Chief Executive Officer and Director

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael J. Mahoney and Donald P. Cawley, and each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement, whether pre-effective or post-effective, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this Registration Statement or any amendments or supplements hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL J. MAHONEY Michael J. Mahoney	President, Chief Executive Officer and Director (principal executive officer)	November 7, 2003

/s/ DONALD P. CAWLEY Donald P. Cawley	Executive Vice President and Chief Accounting Officer (principal financial officer)	November 7, 2003

/s/ WALTER SCOTT, JR. Walter Scott, Jr.	Chairman of the Board of Directors	November 7, 2003

/s/ JAMES Q. CROWE James Q. Crowe	Director	November 7, 2003

/s/ FRANK M. HENRY Frank M. Henry	Director	November 7, 2003

/s/ RICHARD R. JAROS Richard R. Jaros	Director	November 7, 2003

/s/ DANIEL E. KNOWLES Daniel E. Knowles	Director	November 7, 2003

/s/ DAVID C. MCCOURT David C. McCourt	Director	November 7, 2003

/s/ DAVID C. MITCHELL David C. Mitchell	Director	November 7, 2003

/s/ EUGENE ROTH Eugene Roth	Director	November 7, 2003

/s/ JOHN J. WHYTE John J. Whyte	Director	November 7, 2003

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page

2.1	Distribution agreement among C-TEC Corporation, RCN Corporation and Cable Michigan, Inc. is incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to Form 10/A of RCN Corporation dated September 15, 1997, (Commission File No. 0-22825).

2.2	Articles of Merger between C-TEC Corporation and Commonwealth Communications, Inc. dated September 29, 1997 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

2.3	Limited Liability Company Operating Agreement of CTSI, LLC dated June 30, 2001 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, (Commission File No. 0-11053).

2.4	Agreement and Plan of Merger between CTSI, Inc. and CTSI, LLC dated June 22, 2001 is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, (Commission File No. 0-11053).

2.5	Limited Liability Company Operating Agreement of CTE Telecom, LLC dated December 2, 2002 is incorporated herein by reference to Exhibit 2(e) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

2.6	Agreement and Plan of Merger between Commonwealth Long Distance Company and CTE Telecom, LLC dated December 31, 2002 is incorporated herein by reference to Exhibit 2(f) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

2.7	Agreement and Plan of Merger between epix® Internet Services, Inc. and CTE Telecom, LLC dated December 31, 2002 is incorporated herein by reference to Exhibit 2(g) to Form 10-K/A Amendment No. 2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

2.8	Recapitalization Agreement, dated April 24, 2003, by and among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 2.1 to the Company’s Report on Form 8-K as filed with the Commission on April 25, 2003, (Commission File No. 0-11053).

3.1	Articles of Incorporation of Registrant as amended and restated April 24, 1986 and as further amended on November 25, 1991 are incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1994, (Commission File No. 0-11053).

3.2	Amendment to Articles of Incorporation dated September 21, 1995 is incorporated herein by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995, (Commission File No. 0-11053).

3.3	Amendment of Articles of Incorporation dated October 1, 1997 is herein incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

Exhibit Number		Description	Sequentially Numbered Page

3.4		Amendment of Articles of Incorporation dated October 8, 1997 is herein incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

3.5		By-laws of Registrant, as amended through October 28, 1993 are incorporated herein by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1993, (Commission File No. 0-11053).

3.6		Amendments to By-laws of Registrant (Article I, Section I and Article II, Section 4) dated as of December 13, 1994 are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1994, (Commission File No. 0-11053).

3.7		Amendments to By-laws of Registrant (Article II, Section 1(c)) dated as of March 1, 2003 are incorporated herein by reference to Exhibit 3(g) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

3.8		Amendments to By-laws of Registrant (Article III, Section 3 and Section 4) dated as of October 28, 1994 are incorporated herein by reference to Exhibit 3(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

3.9		Amendments to By-laws of Registrant (Article II, Section 8) dated as of April 25, 2003 is incorporated herein by reference to Exhibit 3(a) to Form 10-K/A Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

3.10		By-laws of Registrant, as amended through April 24, 2003 are incorporated herein by reference to Exhibit 3(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2003, (Commission File No. 0-11053).

3.11	*	Amendment to Articles of Incorporation dated September 3, 2003.

3.12	*	Amended and Restated Articles of Incorporation dated September 3, 2003.

4.1		Loan Agreement dated as of March 29, 1994, made by and between Commonwealth Telephone Company and the National Bank for Cooperatives is incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 1994, (Commission File No. 0-11053).

4.2		Credit Agreement dated as of June 30, 1997 by and among C-TEC Corporation, the Lenders and First Union National Bank, as administrative agent for the Lenders is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997, (Commission File No. 0-11053).

4.3		Amended and Restated Credit Agreement dated as of June 22, 1999 by and among Commonwealth Telephone Enterprises, Inc. as borrower, the Lenders referred to therein, First Union National Bank as Administrative Agent, CIBC Inc., as Syndication Agent, PNC Bank, National Association, as Documentation Agent and First Union Capital Markets Corp., as Lead Arranger is incorporated herein by reference to Exhibit 99 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

4.4		Line of Credit Agreement dated as of September 30, 1999 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(b) to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

Exhibit Number	Description	Sequentially Numbered Page

4.5	Line of Credit Amendment dated as of September 15, 2000 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, (Commission File No. 0-11053).

4.6	Amended and Restated Line of Credit Agreement dated April 6, 2001 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4 to the Company’s Report on Form 10-Q for the quarter ended March 31, 2001, (Commission File No. 0-11053).

4.7	Second Amended and Restated Line of Credit Agreement dated June 4, 2002 by and between Commonwealth Telephone Company as borrower and the CoBank, ACB is incorporated herein by reference to Exhibit 4(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002, (Commission File No. 0-11053).

4.8	Letter agreement dated March 13, 2003 to amend the Loan Agreement dated as of March 29, 1994 and the Second Amended and Restated Line of Credit Agreement dated as of June 4, 2002 between Commonwealth Telephone Company and CoBank, ACB is incorporated herein by reference to Exhibit 4(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2003, (Commission File No. 0-11053).

4.9	Agreement Regarding Amendments to Loan Documents dated June 2, 2003 by and between Commonwealth Telephone Company as borrower and CoBank, ACB is incorporated herein by reference to Exhibit 4.1 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2003, (Commission File No. 0-11053).

4.10*	Indenture for 3 1/4% Convertible Notes due 2023 dated July 18, 2003 between Commonwealth Telephone Enterprises, Inc. and The Bank of New York, as Trustee.

4.11*	Form of 3 1/4% Convertible Note due 2023 (included in Exhibit 4.10).

4.12*	Registration Rights Agreement dated July 18, 2003 by and among Commonwealth Telephone Enterprises, Inc. and Morgan Stanley & Co. Incorporated, Legg Mason Wood Walker, Incorporated and Wachovia Capital Markets, LLC, as Initial Purchasers.

5.1*	Opinion of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary.

5.2*	Opinion of Davis Polk & Wardwell.

10.1	C-TEC Corporation, 1994 Stock Option Plan is incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 1994, (Commission File No. 0-11053).

10.2	C-TEC Corporation, Common-Wealth Builder Employee Savings Plan is incorporated herein by reference to Exhibit 28(b) to Form S-8 Registration Statements (as amended) of Registrant filed with the Commission, Registration No. 2-98306 and 33-13066.

10.3	C-TEC Corporation 1994 Stock Option Plan, as amended, is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33-64563.

10.4	C-TEC Corporation Executive Stock Purchase Plan is incorporated herein by reference to Form S-8 Registration of Registrant filed with the Commission, Registration No. 33-64677.

Exhibit Number	Description	Sequentially Numbered Page

10.5	Tax sharing agreement among C-TEC Corporation, RCN Corporation and Cable Michigan, Inc. is incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to Form 10/A of RCN Corporation dated September 5, 1997, (Commission File No. 0-22825).

10.6	Assumption Agreement dated September 30, 1997 by and among Registrant, Cable Michigan, Inc. and First Union Bank is incorporated herein by reference to Exhibit 99 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1997, (Commission File No. 0-11053).

10.7	Registration Rights Agreement dated October 23, 1998 among Registrant, Walter Scott, Jr., James Q. Crowe and David C. McCourt is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K dated October 28, 1998, (Commission File No. 0-11053).

10.8	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended is incorporated herein by reference to Exhibit 10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998, (Commission File No. 0-11053).

10.9	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective December 21, 1998 is incorporated herein by reference to Exhibit 99.1 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999, (Commission File No. 0-11053).

10.10	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended and restated, is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2000, (Commission File No. 0-11053).

10.11	Letter Agreement dated September 19, 2000 regarding termination of employment and services as a Director by and between Commonwealth Telephone Enterprises, Inc. and Michael I. Gottdenker is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended September 30, 2000, (Commission File No. 0-11053).

10.12	Registration Rights Agreement dated February 7, 2002 between Registrant and Level 3 Communications, Inc. is incorporated herein by reference to Exhibit 10.13 of Form S-3 Registration Statement of Registrant filed with the Commission, Registration No. 333-82366.

10.13	Consulting Agreement dated March 1, 2002, by and between CTE Services, Inc. and James DePolo d/b/a Westminster Marketing Associates is incorporated herein by reference to Exhibit 10(n) to the Company’s Report on Form 10-K for the year ended December 31, 2001, (Commission File No. 0-11053).

10.14	Amendment No. 1 effective May 15, 2002, to the CTE Equity Incentive Plan (formerly known as the CTEC Corporation 1996 Equity Incentive Plan) is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002, (Commission File No. 0-11053).

10.15	Commonwealth Telephone Enterprises, Inc. Bonus Plan is incorporated herein by reference to Exhibit 10(b) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002, (Commission File No. 0-11053).

Exhibit Number	Description	Sequentially Numbered Page

10.16	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective September 5, 2002 is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended September 30, 2002, (Commission File No. 0-11053).

10.17	Shelf Registration Agreement dated as of November 12, 2002 among Registrant, Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 of Form S-3 Registration Statement of Registrant filed with the Commission, Registration No. 333-101127.

10.18	Amendment No. 1 to the Registration Rights Agreement, dated April 23, 2003, by and among Commonwealth Telephone Enterprises, Inc., Level 3 Communications, Inc. and Eldorado Equity Holdings, Inc. is incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the Commission on April 25, 2003, (Commission File No. 0-11053).

12.1*	Statement re Computation of Ratios of Earnings to Fixed Charges.

21.1	A list of subsidiaries of the Registrant is incorporated herein by reference to Exhibit 21 to Form 10-K/A Amendment No.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, (Commission File No. 0-11053).

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Raymond B. Ostroski, Senior Vice President, General Counsel and Corporate Secretary (included in Exhibit 5.1).

23.3*	Consent of Davis Polk & Wardwell (included in Exhibit 5.2).

24.1*	Powers of Attorney (included on the signature page to this Registration Statement).

25.1*	Form T-1 Statement of Eligibility of The Bank of New York as Trustee.

*	Filed herewith.